Exhibit 99.3

A copy of this preliminary prospectus has been filed with the securities regulatory authority in each of the provinces of Alberta, British Columbia, Manitoba, Ontario and Saskatchewan, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about any information contained herein and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell these securities in those jurisdictions.

The securities offered under this prospectus have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or the securities laws of any state, and may not be offered in the U.S. or to U.S. persons (as defined in Regulation S under the U.S. Securities Act, "U.S. Persons") unless an exemption from registration is available. See "Plan of Distribution". This prospectus does not constitute an offer to sell or a solicitation of an offer to buy these securities in the U.S. or to any U.S. Person.

PRELIMINARY LONG-FORM PROSPECTUS

New Issue	May 31, 2017

12,584,100 Common Shares on exercise or deemed exercise of

12,584,100 Outstanding Special Warrants

This long-form prospectus (the "Prospectus") qualifies the distribution of 12,584,100 common shares (the "Qualified Shares") of CannTrust Holdings Inc. (the "Company " or "CannTrust") issuable for no additional consideration upon exercise or deemed exercise of 12,584,100 special warrants (the "Special Warrants") of the Company issued on February 16, 2017 at a price of $2.00 (the "Offering Price") per Special Warrant to purchasers in certain provinces of Canada on a private placement basis pursuant to prospectus exemptions under applicable securities legislation and in jurisdictions outside of Canada in compliance with laws applicable to each subscriber, respectively (the "Offering"). The Special Warrants were purchased by subscribers pursuant to private placement exemptions from the prospectus requirements in the Provinces of Alberta, British Columbia, Manitoba, Ontario and Saskatchewan (the "Qualifying Jurisdictions") and in jurisdictions outside of Canada in compliance with laws applicable to each such subscriber, respectively, and were issued under and are governed by the Special Warrant Indenture. Pursuant to the terms of the Special Warrant Indenture, the outstanding Special Warrants will be deemed to be exercised on the Deemed Exercise Date (as defined below). See "Plan of Distribution".

The Special Warrants were issued pursuant to the terms of a special warrant indenture (the "Special Warrant Indenture") made as of February 16, 2017 between the Company and TSX Trust Company (the "Special Warrant Agent"). 9,906,500 of the Special Warrants were issued through a brokered private placement offering in accordance with an agency agreement (the "Agency Agreement") dated February 16, 2017 among the Company and Bloom Burton Securities Inc. (the "Agent"). The remaining 2,677,600 Special Warrants were issued through a concurrent non-brokered private placement offering at the same Offering Price as the brokered portion of the Offering. The Offering Price and the other terms of the Offering were determined by arm's length negotiation between the Company and the Agent. See "Plan of Distribution".

The Special Warrants are not available for purchase pursuant to this Prospectus and no additional funds are to be received by the Company from the distribution of the Qualified Shares upon the exercise or deemed exercise of the Special Warrants.

	Price to Subscribers	Agent's Fee(1)(2)	Net Proceeds to the Company(3)
Per Special Warrant (brokered)	$2.00	$0.12	$1.88
Per Special Warrant (non-brokered)	$2.00	nil	$2.00

Notes:

(1) The Agent was paid a cash fee equal to 6.0% of the gross proceeds of the Offering (the "Agent's Fee"), except with respect to proceeds from 2,677,600. Special Warrants sold to subscribers in connection with the non-brokered portion of the Offering, for which no fees were paid. See "Plan of Distribution".

(2) The Agent and certain registrants comprising the selling group have been granted 594,390 broker warrants by the Company (collectively, the "Agent's Warrants", representing 6.0% of the number of Special Warrants sold by the Agent pursuant to the brokered portion of the Offering). Each Agent's Warrant is exercisable to acquire one common share in the capital of the Company (an "Agent's Share"), subject to adjustment in certain circumstances, at an exercise price of $2.00 per Agent's Warrant until February 16, 2019. See "Plan of Distribution".

(3) After deducting the Agent's Fee but before deducting the expenses incurred in connection with the Offering, which are estimated to be $450,000.

Subject to the terms and conditions of the Special Warrant Indenture, each Special Warrant entitles the holder thereof to acquire, upon voluntary exercise prior to, or deemed exercise on, the Deemed Exercise Date, one Qualified Share, subject to adjustment in certain circumstances, without payment of any additional consideration.

The Special Warrant Indenture provides that the Special Warrants will be deemed to be exercised on the second business day after the earlier of (the "Deemed Exercise Date"): (i) the later of (A) the date on which a receipt for the final prospectus of the Company qualifying the distribution of the Qualified Shares issuable on exercise of the Special Warrants (the "Final Receipt" or the "Qualification Date") has been issued, and (B) the date on which the common shares of the Company (the "Common Shares") are conditionally approved for listing on a recognized exchange (as defined in National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102")); and (ii) February 16, 2018; at which time each Special Warrant shall be automatically exercised for one Qualified Share, subject to adjustment in certain circumstances, without payment of any additional consideration and without any further action on the part of the holder.

In the event that a holder of Special Warrants exercises such securities prior to the Qualification Date, the Common Shares issued upon exercise of such Special Warrants will be subject to statutory hold periods under applicable securities legislation and shall bear such legends as required by securities laws.

The Company is neither a "connected issuer" nor a "related issuer" of the Agent as defined in National Instrument 33-105 — Underwriting Conflicts.

Certain legal matters in connection with the Offering are being reviewed on behalf of the Company by Fogler, Rubinoff LLP and Goldman, Spring, Kichler & Sanders LLP and on behalf of the Agent by Baker & McKenzie LLP.

There is currently no market through which the Special Warrants or Common Shares may be sold and holders of the Special Warrants may not be able to resell the Special Warrants or the Qualified Shares. This may affect the pricing of the Common Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Common Shares, and the extent of issuer regulation. See "Risk Factors".

CannTrust intends to apply to list the Common Shares on the Canadian Securities Exchange ("CSE "). The listing of the Common Shares will be subject to the Company fulfilling all of the listing requirements of the CSE, which cannot be guaranteed.

Prospective investors are advised to consult their own tax advisors regarding the application of Canadian federal income tax laws to their particular circumstances, as well as any other provincial, foreign and other tax consequences of acquiring, holding, or disposing of Qualified Shares, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires Qualified Shares.

Prospective investors should rely only on the information contained in this Prospectus. Neither the Agent nor the Company has authorized anyone to provide you with different information. Readers should assume that the information appearing in this Prospectus is accurate only as of its date, regardless of its time of delivery. The Company's business, financial condition, results of operations and prospects may have changed since that date.

TABLE OF CONTENTS

MEANING OF CERTAIN REFERENCES	1

TRADEMARKS AND SERVICE MARKS	1

FORWARD-LOOKING AND OTHER STATEMENTS	1

FINANCIAL INFORMATION	4

PROSPECTUS SUMMARY	5

SELECTED CONSOLIDATED FINANCIAL INFORMATION	9

THE COMPANY	11

BUSINESS OF THE COMPANY	13

USE OF PROCEEDS	25

SELECTED CONSOLIDATED FINANCIAL INFORMATION	27

MANAGEMENT'S DISCUSSION AND ANALYSIS	28

DIVIDENDS	55

OUTSTANDING SECURITY DATA	56

DESCRIPTION OF SHARE CAPITAL	56

CONSOLIDATED CAPITALIZATION	57

OPTIONS TO PURCHASE SECURITIES	58

PRIOR SALES	58

DESCRIPTION OF SECURITIES BEING QUALIFIED FOR DISTRIBUTION	59

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	59

PRINCIPAL SHAREHOLDER	60

EXECUTIVE OFFICERS AND DIRECTORS	61

EXECUTIVE COMPENSATION	72

DIRECTOR COMPENSATION	78

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	79

PLAN OF DISTRIBUTION	80

RISK FACTORS	81

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	93

LEGAL PROCEEDINGS	94

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	94

AUDITOR, TRANSFER AGENT AND REGISTRAR	94

MATERIAL CONTRACTS	94

EXPERTS	94

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	95

CONTRACTUAL RIGHT OF RESCISSION	95

GLOSSARY	96

INDEX TO FINANCIAL STATEMENTS	F-1

APPENDIX A MANDATE OF THE BOARD OF DIRECTORS	A-1

APPENDIX B AUDIT COMMITTEE CHARTER	B-1

CERTIFICATE OF THE COMPANY	C-1

CERTIFICATE OF THE AGENT	C-2

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MEANING OF CERTAIN REFERENCES

As used in this Prospectus, unless the context otherwise indicates, the terms "CannTrust", "Company", "we", "us" and "our" mean CannTrust Holdings Inc.

This Prospectus includes references to trade names and trade-marks of other companies, which trade names and trade-marks are the property of their respective owners.

Statistical information and other data relating to the medical cannabis industry and the cannabis industry in general included in this Prospectus are derived from industry reports published by industry analysts, industry associations and/or independent consulting and data compilation organizations. Market data and industry forecasts used throughout this Prospectus were obtained from various publicly available sources. Although we believe that these independent sources are generally reliable, the accuracy and completeness of such information is not guaranteed and has not been independently verified.

For an explanation of certain technical terms and abbreviations used in this Prospectus and not otherwise defined, see the "Glossary", beginning on page 97 of this Prospectus.

In this Prospectus, unless otherwise noted, all dollar amounts are in Canadian dollars.

TRADEMARKS AND SERVICE MARKS

We own or have rights to trademarks and service marks for use in connection with the operation of our business, including, but not limited to, CannTrust®, CannCup®, Brew Budz® and Quality You CannTrust ®. All other tradenames, trademarks or service marks appearing in this prospectus that are not identified as marks owned by us are the property of their respective owners.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ®, (TM) and (sm) symbols, but we will assert, to the fullest extent under applicable law, our applicable rights in these trademarks, service marks and trade names.

FORWARD-LOOKING AND OTHER STATEMENTS

This Prospectus contains forward-looking statements or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate. Forward-looking statements in this Prospectus include but are not limited to statements relating to:

•	the intention to complete the listing of the Common Shares on the CSE and all transactions related thereto;

•	the intended use of proceeds of the Offering;

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•	the ability of the Company to generate cash flow from operations and obtain necessary financing on acceptable terms;

•	general economic, financial market, regulatory and political conditions in which the Company operates;

•	the yield from the Company's growing operations;

•	consumer interest in the Company's products;

•	competition;

•	anticipated and unanticipated costs;

•	government regulation of the Company's activities and products and in the areas of taxation and environmental protection;

•	the timely receipt of any required regulatory approvals;

•	the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner;

•	the ability of the Company to conduct operations in a safe, efficient and effective manner;

•	the Company's construction plans and timeframe for completion of such plans;

•	the initiation, timing, cost, progress and success of our research and development programs;

•	our ability to obtain funding for our operations, including research funding;

•	the Company's ability to establish and maintain relationships with collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•	whether our third party collaborators will maintain their intellectual property rights in the technology we license;

•	the implementation of our business model and strategic plans;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our expectations regarding federal, provincial and foreign regulatory requirements;

•	the therapeutic benefits, effectiveness and safety of our product candidates;

•	the accuracy of our estimates of the size and characteristics of the markets that may be addressed by our products and product candidates;

•	the rate and degree of market acceptance and utility of our future products, if any;

•	our expectations regarding market risk, including interest rate changes and foreign currency fluctuations;

•	our ability to engage and retain the employees required to grow our business;

2

•	the compensation that is expected to be paid to employees of the Company;

•	our future financial performance and projected expenditures;

•	developments relating to our competitors and our industry, including the success of competing therapies that are or become available; and

•	estimates of our expenses, future revenue, capital requirements and our needs for additional financing.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by CannTrust, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. With respect to the forward-looking statements contained in this Prospectus, the Company has made assumptions regarding, among other things:

•	the ability of the Company to generate cash flow from operations and obtain necessary financing on acceptable terms;

•	general economic, financial market, regulatory and political conditions in which the Company operates;

•	the yield from the Company's growing operations;

•	consumer interest in the Company's products;

•	competition;

•	anticipated and unanticipated costs;

•	government regulation of the Company's activities and products and in the areas of taxation and environmental protection;

•	the timely receipt of any required regulatory approvals;

•	the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner;

•	the ability of the Company to conduct operations in a safe, efficient and effective manner; and

•	the Company's construction plans and timeframe for completion of such plans.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the heading "Risk Factors". Should one or more of these risks or uncertainties, or a risk that is not currently known to us materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. Investors are cautioned that forward-looking statements are not guarantees of future performance and are inherently uncertain. Accordingly, investors are cautioned not to put undue reliance on forward-looking statements.

3

The net proceeds of the Offering are expected to be used primarily for a range of capital expenditure programs that include expanding capacity. The balance of the net proceeds will be used for general working capital purposes, such as potential acquisitions and integration, developing new product offerings, and supporting international business development efforts. There may be circumstances that are not known to the Company at this time where reallocations of net proceeds from the Offering may be advisable for business reasons that management believes are in the Company's best interest. See "Use of Proceeds".

Management of the Company has included the above summary of assumptions and risks related to forward-looking statements included in this Prospectus in order to provide purchasers of the Special Warrants with a more complete perspective on the Company's future operations. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the foregoing factors are not exhaustive. The forward-looking statements contained in this Prospectus are expressly qualified by this cautionary statement.

Such forward -looking statements are made as of the date of this Prospectus, and the Company disclaims any intent or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable Canadian securities laws.

FINANCIAL INFORMATION

The audited consolidated financial statements of the Company as at, and for the fiscal years ended December 31, 2016, 2015 and 2014, together with the independent auditor's report thereon and the notes thereto (the "Annual Financial Statements"), have been prepared in accordance with IFRS and are reported in Canadian dollars. The unaudited consolidated interim financial statements of the Company as at, and for the three month periods ended March 31, 2017 and 2016, together with the notes thereto (the "Interim Financial Statements" and together with the Annual Financial Statements, the "Financial Statements"), have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and are reported in Canadian dollars.

4

PROSPECTUS SUMMARY

The following is a summary of the principal features of the Qualified Shares and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus.

Issuer:	Through CannTrust's subsidiary, CannTrust Inc. ("CannTrust Opco"), the Company is in the business of producing and selling medical cannabis in Canada in accordance with the Access to Cannabis for Medical Purposes Regulations (Canada) ("ACMPR"). The Company's strategy is to produce highest quality, standardized, pharmaceutical-grade products for the medical cannabis market. See "The Company" and "Business of the Company".

CannTrust Opco is a Licensed Producer of medical cannabis under the ACMPR. CannTrust Opco received its license from Health Canada on June 12, 2014. Our product and intellectual property development teams consist of experienced pharmacists, nurses, medical doctors, growers along with a clinically-trained client support team. We are licensed to conduct research and development and also focuses on creating education curriculum and research collaboration models. CannTrust Opco produces medical cannabis at its production facility in Vaughan, Ontario (the "Vaughan Facility"), which is a 40,000 square foot, state-of-the-art hydroponic indoor facility. The Vaughan Facility currently has a potential production capacity of 2,500 kg of medical cannabis per year. CannTrust Opco's current total licensed production capacity is 2,300 kg of dried and 2,000 kg of oil medical cannabis per year.

On March 6, 2017, through its wholly-owned subsidiary Elmcliffe Investments Inc. ("Elmcliffe"), the Company acquired the real estate assets and related equipment of a greenhouse facility in the Town of Fenwick, Ontario within the Niagara Region (the "Greenhouse Facility"). CannTrust Opco has submitted an application to Health Canada as of March 15, 2017 to amend its Producer's License to include production of medical cannabis from the Greenhouse Facility.

Securities Outstanding:

As at April 30, 2017
Common Shares	71,393,345
Convertible Debentures(1)	$3,040,919
Options(2)(3)	1,565,000
Warrants(4)	2,654,798
Special Warrants(5)	12,584,100
Agent's Warrants(6)	594,390

5

Notes:

(1)	Together with accrued and unpaid interest, the principal amount of the convertible debentures of the Company will automatically convert into Common Shares at a price of $1.10 per Common Share upon listing of the Common Shares on the CSE.

(2)	Each Option is exercisable to acquire a Common Share at an exercise price of $2.00 per Common Share until February 16, 2027.

(3)	Each director of the Company shall be granted 50,000 Options concurrently with the listing of Company's Common Shares on the CSE, for a total of 350,000 Options. Each Option will exercisable to acquire a Common Share at an exercise price of $2.00 per Common Share for a period of ten years from the date of grant.

(4)	(i) Warrants exercisable to acquire 1,654,798 Common Shares at an exercise price of $1.10 per Common Share until August 20, 2020; (ii) Warrants exercisable into 1,000,000 Common Shares at an exercise price of $1.30 per Common Share until December 31, 2019.

(5)	Each Special Warrant entitles the holder thereof to acquire, upon voluntary exercise prior to, or deemed exercise on, the Deemed Exercise Date, one Qualified Share, subject to adjustment in certain circumstances, without payment of any additional consideration. See "Plan of Distribution".

(6)	Each Agent's Warrant is exercisable to acquire one Agent's Share, subject to adjustment in certain circumstances, at an exercise price of $2.00 per Agent's Warrant until February 16, 2019.

See "Consolidated Capitalization".

Use of Proceeds:	The estimated net proceeds received by the Company from the Offering (after deducting the Agent's Fee of $1,188,780 and the estimated costs to complete the Offering of $450,000) will be approximately $23,529,420.

The Company has used, or intends to use, the net proceeds of the Offering of $23,529,420, plus its estimated current working capital as of April 30, 2017 of $6,000,000, as follows:

Purchase of Greenhouse Facility(1)	$6,500,000
Greenhouse Facility Phase 1 Development and Construction	18,000,000
Purchase of additional equipment for the Vaughan Facility	3,000,000
General Working Capital	2,029,420

Total Use of Proceeds	$29,529,420
Estimated net proceeds of the Offering	$23,529,420
Estimated current working capital(2)	6,000,000
Estimated total working capital	$29,529,420

6

Notes:

(1) The purchase price of the Greenhouse Facility was $7,500,000 but only $6,500,000 was paid in cash on closing, with the remaining unpaid balance of $1,000,000 by way of an unsecured five year note.

(2) Estimated current working capital is the estimated working capital of the Company as of April 30, 2017, excluding the estimated net proceeds from the Offering.

See "Use of Proceeds". While the Company currently intends to use the net proceeds from the Offering for the purposes set out herein, it will have discretion in the actual application of the net proceeds, and may elect to use the net proceeds differently if the Company believes it is in its best interests to do so. The amounts and timing of the Company's actual expenditures depend on numerous factors, including the development of its greenhouse project and any unforeseen cash needs.

Risk Factors:	An investment in the Qualified Shares involves a high degree of risk. Any of the factors set forth under "Risk Factors" may limit our ability to successfully execute our business strategy. Potential investors should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors". Among these important risks are the following:

•	our failure to successfully implement our growth strategies, which include the development of the Greenhouse Facility;

•	our failure to identify, recruit and contract with new patients;

•	our failure to manage our growth effectively;

•	changes in supply costs;

•	increased labour costs or difficulties in finding suitable employees;

•	competition could adversely affect us;

•	governmental regulation, which could harm our ability to expand our customer base or increase our operating costs;

7

•	our failure to obtain and maintain required licenses and permits or to comply with regulations could lead to the loss of our licenses;

•	litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material money damages and other remedies;

•	our dependence on the continued service of key personnel;

•	we may be harmed by data security risks we face in connection with our electronic processing and transmission of confidential customer and employee information;

•	our storage of personally identifiable information of our customers;

•	the inability of our insurance coverage reserves to cover future claims;

•	negative publicity relating to the Company or the medical cannabis industry;

•	our inability to adequately protect our intellectual property rights;

•	significant fluctuations in our quarterly results, which could fall below the expectations of securities analysts and investors due to various factors;

•	our inability to generate sufficient cash flow or raise capital on acceptable terms to meet our future needs;

•	an active, liquid and orderly trading market for our Common Shares may not develop;

•	increased costs and regulatory burden as a result of being a public company;

•	regulatory compliance may divert management's attention from the day-to-day management of our business;

•	investors in the Offering may never receive a return on their investment;

•	our management will have broad discretion over the use of the net proceeds received from the Offering and might not use them effectively;

•	our results of operations and the price of our Common Shares may be volatile, and the market price of our Common Shares after the Offering may drop below the Offering Price;

8

•	if securities or industry analysts do not publish research or publish unfavourable research about our business, our Common Share price and trading volume could decline;

•	additional financing may not be available to us; and

•	the forward-looking statements contained in this prospectus may prove to be incorrect.

Listing:	There is currently no market through which the Qualified Shares may be sold. The Company intends to apply to list its Common Shares on the CSE. The listing of the Common Shares will be subject to the Company fulfilling all of the listing requirements of the CSE, which cannot be guaranteed.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present our summary historical and consolidated financial information and other data. We have derived the summary consolidated statements of comprehensive income (loss) and the consolidated statement of cash flows information for the fiscal years ended December 31, 2016, December 31, 2015 and December 31, 2014 and the summary consolidated balance sheet information as of December 31, 2016 from the Annual Financial Statements included elsewhere in this prospectus. The selected consolidated financial information set out below as at and for the three months ended March 31, 2017 and March 31, 2016 has been derived from the Interim Financial Statements included elsewhere in this Prospectus.

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period. The following information should be read in conjunction with all of the information under the headings "Selected Consolidated Financial Information", "Management's Discussion and Analysis", "Consolidated Capitalization", "Risk Factors" and the Financial Statements included elsewhere in this Prospectus.

9

	Fiscal Year Ended			Three Months Ended
	December 31,	December 31,	December 31,	March 31,	March 31,
	2016	2015	2014	2017	2016
	$000	$000	$000	$000	$000
Operation Highlights

Revenue	4,382	609	0	3,033	701

Unrealized gain from changes in fair value of biological assets(1)	9,561	2,367	1,090	5,356	1,168

Gross margin, including unrealized gain and changes in fair value of biological assets	2,781	731	314	3,211	218

Expenses	(4,338)	(5,441)	(3,503)	(1,916)	(963)

(Loss) profit from operations	(1,557)	(4,710)	(3,189)	1,295	(745)

Net loss before tax
	(13,620)	(6,820)	(12,754)	(778)	(1,801)
Operating Statistics

Dried marijuana sold (000g)	620	129	-	222	142

Revenue per gram(net)	5.72	4.29	-	8.33	4.58

Sale of Oils (000 ml)	299	-	-	539	-

Average selling price per ml (net)	1.96	-	-	2.02	-

Total dried marijuana equivalent sold from oil (000g)(2)	91	-	-	111	-

Revenue per gram of marijuana equivalent from oil sales (net)	6.43	-	-	9.85	-

Balance Sheet Highlights (at period end)

Current assets	11,625	5,835	4,373	31,151	-

Total assets	16,879	11,365	10,383	44,030	-

Current Liabilities	3,571	2,537	1,766	1,485	-

Total Liabilities (3)(4)	6,410	21,178	17,603	6,129	-

Shareholders' equity (deficit)(3)(4)(5)(6)	10,468	(9,813)	(7,220)	37,902	-

Notes:

1.	Unrealized gain from changes in fair value of biological assets represents their fair value less cost to sell up to the point of harvest.

2.	Dried equivalent of medical marijuana is calculated on the basis of 3.28 ml of oils equivalent to 1 g of dried medical marijuana as at December 31, 2016 and 4.87 ml as at March 31, 2017.
3.	In March 2017, $1,776,851 of the Company's convertible debt plus outstanding accrued interest was converted into 1,712,425 Common Shares.
4.	December 31, 2014 and 2015 includes 7,175,001 $1 Class A preference shares of the Company's subsidiary CannTrust Inc., 4,000,000 of which were classified as redeemable shares, as well as 8,909,090 redeemable shares. In November 2016, the Class A preference shares were exchanged for 9,039,317 Common Shares and 11,356,055 redeemable shares of the Company. In December 2016 the 20,265,145 redeemable shares were reclassified as Common Shares.

5.	In February 2017, 12,584,100 Special Warrants were issued at a price of $2.00 per Special Warrant which entitles the holders thereof upon exercise or deemed exercise to acquire 12,584,100 Common Shares for no additional consideration, subject to adjustment.
6.	In March 2017, warrants to purchase 1,000,000 Common Shares were exercised for gross proceeds of $1,300,000.

10

THE COMPANY

Name, Address and Incorporation

CannTrust Inc. ("CannTrust Opco") was incorporated under the OBCA on August 16, 2013 as 2384634 Ontario Inc. CannTrust Opco filed articles of amendment on September 4, 2013 to change its name to Cannamed Pharma Inc. On November 25, 2014, CannTrust Opco filed articles of amendment on September 4, 2013 to change its name to "CannTrust Inc."

CannTrust Holdings Inc. was incorporated under the OBCA on March 16, 2015. On April 30, 2015, the Company and CannTrust Opco completed a corporate reorganization pursuant to which substantially all of the holders of common shares of CannTrust Opco exchanged their holdings of common shares of CannTrust Opco for Common Shares, resulting in CannTrust Opco becoming a subsidiary of the Company. 35,667,716 common shares of CannTrust Opco were exchanged for 35,667,716 Common Shares. At the time of the reorganization, 2,759,909 common shares of CannTrust Opco were retained in the capital of CannTrust Opco by unrelated shareholders and all of the Class A preference shares remained in CannTrust Opco. On November 30, 2016, the Company filed articles of amendment to remove the transfer restrictions on the Common Shares and to remove the private company restrictions. Our head and principal executive offices are located at 3280 Langstaff Road, Unit 1, Vaughan, Ontario, L4K 4Z8.

The following chart identifies our material subsidiaries (including governing jurisdiction of the various entities).

11

History of the Company

Business Developments

CannTrust Opco received its license from Health Canada on June 12, 2014 and began production of medical cannabis at its production facility in Vaughan, Ontario (the "Vaughan Facility").

On May 4, 2015, Cannabis Coffee & Tea Pod Company Ltd. ("CCTPC") was incorporated under the OBCA and organized as a joint venture held on a 50-50 basis by the Company and Club Coffee L.P. On January 26, 2017, the United States Patent and Trademark Office ("USPTO") issued Patent Number 9,480,647 to CannTrust Opco and Club Coffee L.P. with respect to single-serve containers for use in brewing a cannabis-based beverage (further to the United States Patent Application Number 14/731,675 filed June 5, 2015) (the "CCTPC Patent"). On July 4, 2016, CCTPC entered into a licensing agreement with Lighthouse Strategies LLC, a Nevada based company, with respect to licensing the CCTPC Patent and related know-how for exclusive use in the States of Colorado, Arizona, California, Nevada, Oregon and Washington.

On December 23, 2016, CannTrust Opco entered into an exclusive joint venture with Apotex Inc. ("Apotex"), a global generic pharmaceutical manufacturer, pursuant to which the parties will partner to develop novel dosage formats and products.

On March 6, 2017, through its wholly-owned subsidiary Elmcliffe Investments Inc. ("Elmcliffe"), the Company acquired the real estate assets and related equipment of a greenhouse facility in the Town of Fenwick, Ontario within the Niagara Region (the "Greenhouse Facility "). CannTrust Opco has submitted an application to Health Canada as of March 15, 2017 to amend its Producer's License to include production of medical cannabis from the Greenhouse Facility.

Financings and Corporate Structure

In January 2014, CannTrust Opco issued a total of 7,175,000 Class A preference shares, 4,000,000 of which were issued as redeemable shares, as well as 6,494,318 Common Shares and a further 8,909,090 redeemable shares for gross proceeds of $7,175,000 - $0.9999999 was allocated to each Class A preference share and $0.0000001 was allocated to each Common Share and redeemable share.

From June 2014 to January 2015, CannTrust Opco issued 6,807,156 Common Shares at a price of $0.90 per share for gross proceeds of $5,301,441.

During 2015, the Company issued $3,600,000 principal amount of 12% senior secured convertible debentures maturing four years from their date of issuance. Each debenture holder was granted 4,545 warrants of the Company per $10,000 principal amount of debentures, for a total of 1,636,200 warrants, with each warrant exercisable into a Common Share for a period of 5 years from the issuance date at a price of $1.10 per Common Share. The principal amount of the debentures and all accrued and unpaid interest is convertible at the option of the holder into Common Shares at a price equal to $1.10 per Common Share at any time prior to the occurrence of a liquidity event. The principal amount of the debentures and all accrued and unpaid interest will be automatically converted into Common Shares upon the occurrence of a liquidity event at a price per Common Share equal to the lesser of $1.10 or a 25% discount to the price per Common Share upon the occurrence of the liquidity event. A liquidity event has been defined as (a) the completion of a public offering by the Company of Common Shares and listing of such Common Shares on a Canadian or United States stock exchange, (b) the sale for cash proceeds of all of the issued and outstanding shares of the Company or (c) the amalgamation or any other corporate transaction involving the Company with or into another entity pursuant to which the common shares of the resulting issuer from such transaction are listed on a Canadian or United States stock exchange.

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On December 18, 2015, the Company issued 2,222,222 Common Shares at $0.90 per Common Share for gross proceeds of $2,000,000. The purchaser also received one warrant to purchase 500,000 Common Shares at a price of $1.10 per Common Share for the period from December 18, 2015 to December 31, 2017 and one warrant to purchase 500,000 Common Shares at a price of $1.50 per Common Share for the period from December 18, 2015 to December 31, 2017.

On October 30, 2016, the Company completed a further corporate reorganization pursuant to which the holders of all of the Class A preference shares of CannTrust Opco exchanged their 7,175,001 Class A preference shares of CannTrust Opco, including the 4,000,000 classified as redeemable shares, for 9,039,317 Common Shares and 11,356,055 redeemable shares.

On November 23, 2016, the remaining common shareholders of CannTrust Opco exchanged their 2,759,909 Common Shares of CannTrust Opco for 2,759,909 Common Shares resulting in CannTrust Opco becoming a wholly-owned subsidiary of the Company.

On December 15, 2016, the Company issued 3,416,208 Common Shares at an issue price of $1.30 per Common Share for gross proceeds of $4,441,070.

On December 23, 2016, the Company issued 2,000,000 Common Shares with a fair value of $2,600,000 to Cannamed Financial Corp. in consideration for the surrender by Cannamed Financial Corp. of its put rights under the Company's shareholders' agreement. In addition, a warrant to acquire 1,000,000 Common Shares at $1.30 per Common Share for a period of three years was issued to Canamed Financial Corp. as part of the consideration for the surrender of the put rights. Upon settlement of the put rights, 20,265,145 redeemable shares held by Cannamed Financial Corp. were reclassified as Common Shares.

On December 23, 2016, 403,846 Common Shares were issued as consideration for unpaid management fees to related parties at an issue price of $1.30 per Common Share.

BUSINESS OF THE COMPANY

Description of the Business

Medical Cannabis Regulatory Framework in Canada

In 2001, Canada became the second country in the world to recognize the medicinal benefits of cannabis and to implement a government-run program for medical cannabis access. Health Canada replaced the prior regulatory framework and issued the Marihuana for Medical Purposes Regulations ("MMPR") in June 2013 to replace government supply and home-grown medical cannabis with highly secure and regulated commercial operations capable of producing consistent, quality medicine. The MMPR regulations issued in June 2013 covered the production and sale of dried cannabis flowers only. A court injunction in early 2013 preserved the production and access methods of the prior legislation for those granted access prior to the injunction.

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On July 8, 2015, Health Canada issued certain exemptions under the Controlled Drugs and Substances Act (Canada) ("CDSA"), which includes a Section 56 Class Exemption for Licensed Producers under the MMPR to conduct activities with cannabis (the "Section 56 Exemption "). The Section 56 Exemption permits Licensed Producers to apply for a supplemental license to produce and sell cannabis oil and fresh cannabis buds and leaves, in addition to dried cannabis (this does not permit Licensed Producers to sell plant material that can be used to propagate cannabis).

On August 24, 2016, the Government of Canada introduced new regulations governing the use of cannabis for medical purposes. These new regulations, known as the Access to Cannabis for Medical Purposes Regulations ("ACMPR "), were introduced in response to the February 24, 2016 decision rendered by the Federal Court of Canada in the Allard et al v the Federal Government of Canada case, in which the court found that the MMPR violated the Charter rights of the plaintiffs. The court gave the Government of Canada until August 24, 2016 to determine how existing regulations should be amended to ensure that patients would have access to medical cannabis.

The ACMPR is largely consistent with the former MMPR, but restores the ability of patients to grow their own cannabis at home, including the ability to designate a third-party grower through regulations akin to the former Medical Marijuana Access Regulations (MMAR). Under the ACMPR, patients who choose to grow at home, subject to a maximum number of plants, will be required to register their production sites and provide copies of their medical authorization to Health Canada in order to allow for monitoring and auditing of their activities.

Under the former MMPR, and now ACMPR, in order for patients to purchase cannabis from a medical producer, patients are required to obtain medical approval from their healthcare practitioner and provide a medical document to the Licensed Producer. It is anticipated that the number of approved patients will accelerate under the new regulations given the fewer obstacles to access as compared to the previous regulatory regime. The new regulations also allow for competition among Licensed Producers on a host of factors including product quality, customer service, price, variety and brand awareness, which should result in well-positioned and well-capitalized producers leveraging their position in the marketplace.

Health Canada recently reported that over 98,000 patients had enrolled into the ACMPR program by September 30, 2016, representing a market worth in excess of $100 million. By 2024, Health Canada estimates that the number of patients using medical marijuana will grow to 450,000, creating a medical cannabis market worth an estimated $1.3 billion.

On April 13, 2017, the federal government of Canada introduced Bill C-45, An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts (the "Cannabis Act"). The Cannabis Act creates a strict legal framework for controlling the production, distribution, sale and possession of recreational cannabis in Canada. The Cannabis Act lifts the ban on the recreational use of cannabis in Canada dating back to 1923. However, until the Cannabis Act receives Royal Assent, current laws apply and recreational cannabis remains illegal unless expressly authorized. Following Royal Assent, the federal government intends to bring the Cannabis Act into force no later than July 2018. It is expected that the Cannabis Act would replace the ACMPR. The impact of any such new legislative system on the medical cannabis industry and the Company's business plan and operations is uncertain.

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International Development

In recent years, various governments around the world have taken actions which signal a significant change in attitudes towards cannabis. Governments in Australia, Brazil, Germany, Israel, Mexico, South Africa and others have been supportive of research into cannabis-based medical treatments and/or towards increasing legal access to medical cannabis. On January 19, 2017, the German parliament passed legislation that legalized medical cannabis, including provisions that allowed medical cannabis treatment expenses to be covered by health insurance.

The Company is currently evaluating various opportunities internationally in those markets where medical cannabis has been legalized. The Company intends to pursue negotiations in these international markets in order to align the Company with licensed operations within these jurisdictions. Initially this may include conditional agreements, patent protection and IP assistance in furtherance thereof and ultimately may include participation by the Company in all facets of product management and distribution within these various international markets.

Overview of the Company

CannTrust Opco, a wholly owned subsidiary of the Company, is a Licensed Producer of medical cannabis under the ACMPR. CannTrust received its license from Health Canada on June 12, 2014. The Company's strategy is to produce the highest quality, standardized, pharmaceutical-grade cannabis products. It is dedicated to the "pharmaceuticalization" of the medical cannabis market. Our product and intellectual property development teams consist of experienced pharmacists, nurses, medical doctors and growers along with a clinically-trained client support team. We are licensed to conduct research and development and also focus on creating education curriculum and research collaboration models.

As described in the figure below, CannTrust patients suffer from one or more chronic conditions including pain, anxiety, insomnia depression, muscle spasms, nausea, migraines and post-traumatic stress disorder (PTSD).

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As of the date of this Prospectus, over 970 physicians have referred their patients to CannTrust Opco resulting in approximately 15,000 active patients and growth in new patients.

We produce standardized pharmaceutical grade medical cannabis products that are completely pesticide-free at the Vaughan Facility, which is a 40,000 square foot, state-of-the-art hydroponic indoor facility in Vaughan, Ontario, including an in-house quality control laboratory. The Vaughan Facility currently has a potential production capacity of 2,500 kg of medical cannabis per year. CannTrust Opco's current total licensed production capacity is 2,300 kg of dried and 2,000 kg of oil medical cannabis per year. We have made a significant infrastructure investment in technology for sanitation, risk mitigation and the prevention of crop failures. Automated nutrient management systems within the Vaughan Facility provide industry-leading, standardized horticultural practices. The lease for the facility was commenced on December 1, 2013 for an initial term of 10 years ending on November 30, 2023, with CannTrust Opco having an option to extend for two additional terms of five years each if it is not otherwise in default under the terms of the lease.

The Company recently acquired a 386,000 square foot commercial greenhouse facility in the Niagara region through Elmcliffe, its wholly-owned subsidiary, to significantly increase production capacity. The Greenhouse Facility is equipped with irrigation systems and grow technology designed and installed by the same firm that provided similar systems and technology at the Vaughan Facility and will assist in the upgrades required for the conversion to ACMPR standards. The 386,000 square foot greenhouse, once fully converted, will provide the Company with a total of 25,000 kg of additional medical cannabis production capacity per year. The 48 acre property, which is all zoned to permit cannabis production, will facilitate additional future greenhouse construction on the 30 acres not yet utilized. We anticipate that this will allow sufficient capacity to meet all of the Company's future production needs. The first phase development of the greenhouse, which will utilize 200,000 sq. ft. of the facility and cost an estimated $18 million, should be completed in the current year and will provide the Company with 8,000 kg of additional annual growing capacity. The Greenhouse Facility is presently mortgage free and it is the intention of the Company to secure first mortgage financing for the Greenhouse Facility for up to $10,000,000 in the immediate future. The Company has had extensive discussions with mortgage lenders for such purposes and expects such mortgage financing to be in place in the near future. In addition, the Company expects to secure additional equipment financing for the co-generation equipment to be installed as part of the first phase of the development of the greenhouse.

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CannTrust Opco has applied to Health Canada for an amendment to its Producer's License for the first phase development of the Greenhouse Facility, which amendment to its Producer's License has not yet been issued by Health Canada. In the event CannTrust Opco reaches full production capacity before the scale up of the expansion facility, supply agreements with other high quality licensed producers will be used to allow the continuous supply of any additional new patients.

In addition, CCTPC is a CannTrust founded joint venture with Club Coffee L.P. created to launch BrewBudz™ in the United States and globally. Club Coffee is 100% Canadian owned and the largest roaster, contract manufacturer, and distributor of packaged coffees that Canadians buy from grocery stores. As a leading innovator in the market for single-serve coffee, tea and hot beverages, Club Coffee is the partner of choice for many of Canada's largest coffee retailers and for major American brands and coffee producers and food service customers with approximately 500 custom label products and over 200 Club Coffee branded products. Club Coffee production facilities are Global Food Safety Institute quality certified. The CCTPC owns a United States Patent that provides the joint venture with patent protection for the unit dose pod formulation and administration of cannabis using single-serve brewing pods for a number of common household brewing appliances. Through CCTPC, the Company will receive royalty income from a licensing agreement currently covering six states: Washington, Oregon, California, Nevada, Arizona and Colorado. CannTrust is not required to contribute any capital or product towards these sales. CCTPC has also submitted patent applications in Canada, the European Union, Australia and China which are similar in description to the CCTPC Patent.

CannTrust Opco has also entered into an exclusive joint venture with Apotex, a global generic pharmaceutical manufacturer. The partnership has been formed to develop novel dosage formats and products for CannTrust based on Apotex's large existing intellectual property portfolio. Apotex has existing sales infrastructure in 85 countries that is expected to allow the rapid commercialization of new CannTrust products around the world, when such sales are permitted. Product formats could include gel capsules, patches, and other controlled-release dosage technologies, for example.

Principal Products

Under the ACMPR, CannTrust Opco sells dried cannabis and oil extractions to the client based on the medication document provided by his or her health care practitioner. There is no limit imposed by the ACMPR on the strains that may be produced nor does the ACMPR set out specific requirements for pricing.

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The Producer's Annual License renewal was issued by Health Canada to CannTrust Opco on March 14, 2017 and is effective until the expected renewal date of August 14, 2018. The Producer's License allows for the production, sale or provision, possession, shipping, transportation, delivery and destruction of dried marijuana and marijuana plants or seeds. It allows the Vaughan Facility to produce up to 2,300 kg of dried marijuana, 2,000 kg of cannabis oil, and 100 kg of cannabis resin. From the approved production limits, CannTrust Opco can sell or provide up to 2,200 kg of dried marijuana and 1,900 kg of cannabis oil to registered clients. It also allows the Vaughan Facility to sell or provide up to 100 kg of dried marijuana, 100 kg of cannabis oil, and 100 kg of cannabis resin, as well as 5,000 marijuana plants and 0.1 kg of marijuana seeds to other Licensed Producers, and allows the Vaughan Facility to sell or provide up to 1,000 marijuana plants and 0.9 kg of marijuana seeds to registered clients. Health Canada requires that medical documents be written to include the amount of dried cannabis in grams per day a patient may consume. This requirement applies equally to oils. To assist patients with determining how much oil they should be consuming per day, Licensed Producers are required to provide an equivalency factor outlining how much oil is equivalent to one gram of dried cannabis

CannTrust Opco currently sells dried cannabis between $7.00 and $12.50 per gram and oil extracts for $90.00 per 40 ml bottle, which is equivalent to 8.2 grams of dried cannabis. However, future products may sell above or below this range. CannTrust Opco offers a Patient Assistance Program in order to assist clients who are recipients of a federal or provincial income assistance program or whose taxable incomes is less than $30,000 per annum.

CannTrust Opco currently produces approximately five core strains, chosen from a genetic library of over 15 strains. The strains in the Company's library have all been optimized for indoor horticultural practices. The Company plans on employing the same optimization practices to select phenotypes for its greenhouse environment.

The production of medical cannabis is a specialized skill. CannTrust's qualified and experienced growing team are focused on continuously improving its growing and production techniques and have refined and developed an advanced, disciplined approach with a focus on producing high quality and consistent medical cannabis. The production of medical cannabis is closely monitored by CannTrust management with a focus on producing high quality dried cannabis and Cannabis Extracts. CannTrust's Cannabis Drops provide patients with a non-combustible, oral option for consuming medical cannabis. Included with every order is a specially designed syringe to ensure accurate dosing and easy administration. The Cannabis Drops are available in three varieties: CannTrust 1:1 Drops, CannTrust CBD Drops and CannTrust THC Drops. The Cannabis Extracts are produced using a CO2 extraction method.

Health Canada, pursuant to the ACMPR, sets the standard required for production and sale of medical cannabis. CannTrust Opco's Quality Assurance team is led by a group of experienced operators and scientists and is focused on generating the highest quality and most consistent product that meets or exceeds Health Canada expectations. CannTrust grows pesticide-free.

The combination of CannTrust's experienced growing team along with CannTrust's goal of exceeding Health Canada's ACMPR quality assurance guidelines are essential to consistently providing high quality medical cannabis products that are safe for doctor prescribed medical cannabis clients.

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Storage and Security

The ACMPR requires production sites to be located indoors, and not in a private dwelling. Division 3 of the ACMPR sets out physical security requirements that are necessary to secure sites where Licensed Producers conduct activities with medical cannabis other than storage. As per Health Canada regulations, the Vaughan Facility contains a Level 8 Vault which is approved to store up to $6,250,000 of dried cannabis and Cannabis Extracts on site at any given time.

The vault is equipped with security cameras, motion sensors, finger print, pass code locked doors and seismic sensors that trigger alarms when vibrations are detected. These security measures ensure CannTrust Opco is compliant with all of Health Canada's necessary security requirements. The vault can only be accessed by a "Responsible Person in Charge" (as defined under the ACMPR) and at least one Responsible Person in Charge must be present in the vault at all times if the doors are opened.

Health Canada conducts ad hoc, unscheduled site inspections of Licensed Producers. CannTrust Opco has experienced these inspections at its Vaughan Facility on a monthly basis. CannTrust Opco has responded to and complied with all requests from Health Canada within the time frames indicated in such requests. As of the date hereof, there are no outstanding inspection issues with Health Canada beyond day-to-day adjustments that may occur in order to ensure ongoing compliance. CannTrust Opco has not been required to recall distributed product.

Reporting Requirements

The ACMPR imposes certain general requirements and reporting obligations on Licensed Producers such as CannTrust Opco. These requirements and obligations include:

a)	in order to confirm any information submitted in support of the application for the Licenses or an amendment or renewal of the Licenses, an inspector may, during normal business hours and with the reasonable assistance of CannTrust Opco, inspect the Vaughan Facility;

b)	if CannTrust Opco experiences a theft of cannabis or an unusual waste or disappearance of cannabis that cannot be explained on the basis of normally accepted business activities, it must report the occurrence to a member of a police force within 24 hours after becoming aware of it, and provide a written report to the Minister within 10 days after becoming aware of the occurrence;

c)	CannTrust Opco must apply for and obtain the Minister's approval before making a change involving the replacement or the addition of:

i.	the senior person in charge,

ii.	the Responsible Person in Charge and, if applicable, the alternate Responsible Person in Charge, or

iii.	an officer or director;

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d)	the Minister must be notified no later than five days after the event, if a person ceases to be an officer or director of CannTrust Opco;

e)	the Minister must be notified not later than the next business day if the Responsible Person in Charge at CannTrust Opco ceases to carry out his or her duties and there is no person designated as an alternate Responsible Person in Charge;

f)	within five days after such change, CannTrust Opco must notify the Minister of any change to:

i.	the method used for keeping records;

ii.	the telephone number and, if applicable, the facsimile number and email address for

A.	the Vaughan Facility; and

B.	if applicable, each building within the site at which the activities are conducted under the Licenses; or

iii.	the security of the site, other than a change that affects the security level of any building at which cannabis, other than marijuana plants, is stored;

g)	the Minister must be provided with a case report for each serious adverse reaction to the dried marijuana, within 15 days after the day on which CannTrust Opco becomes aware of the reaction, and must annually prepare and maintain a summary report that contains a concise and critical analysis of all adverse reactions to the dried marijuana produced by CannTrust Opco that have occurred during the previous 12 months;

h)	if CannTrust Opco is provided with the given name, surname, date of birth and gender of an individual by a member of a Canadian police force who requests information in the course of an investigation under the CDSA or the ACMPR, CannTrust Opco must provide as soon as feasible, within 72 hours after receiving the request, the following information to that Canadian police force:

i.	an indication of whether or not the individual is

A.	a client of CannTrust Opco, or

B.	an individual who is responsible for a client of CannTrust Opco; and

ii.	the daily quantity of dried marijuana that is specified in the medical document supporting the client's registration; and

i)	the Minister must be provided with any information that the Minister may require in respect of the records, documents and information referred to in the ACMPR, in the form and at the times that the Minister specifies.

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In addition to the above general reporting requirements prescribed by the ACMPR, the Licenses requires that CannTrust Opco make a report of the following additional information to the Office of Controlled Substances of Health Canada on a monthly basis, unless otherwise stated:

1.	the total amount of dried marijuana (in kilograms) produced in the reporting period;

2.	the total amount of dried marijuana (in kilograms) transferred from Licensed Producers in the reporting period;

3.	the total amount of dried marijuana (in kilograms) sold to the following during the reporting period:

a)	registered clients;

b)	other Licensed Producers;

c)	licensed dealers;

d)	other clients; and

e)	the total number of marijuana plants sold in the reporting period;

4.	the total number of persons that were registered clients of CannTrust Opco at the end of the reporting period, including only those persons whose registrations were valid on the last day of the reporting period, and the total number of persons that were registered as new clients of CannTrust Opco during the reporting period;

5.	the number of registered clients who tried to register with CannTrust Opco, but could not be registered, regardless of the reason and the number of clients who placed orders or tried to place orders that could not be filled, regardless of the reason;

6.	the total amount of dried marijuana (in kilograms), harvested plants in the drying process (in number of plants), samples (in grams) and marijuana to be destroyed (in kilograms) as of the final day of the reporting period:

a)	harvested and in the drying process (number of plants);

b)	drying completed (not tested) (kg);

c)	drying completed (tested / not approved) (kg);

d)	ready for sale (tested / approved / packaged / labelled) (kg);

e)	samples (for retention or further testing);

f)	dried marijuana targeted for destruction; and

g)	total number of marijuana plants in inventory;

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7.	the total amount of dried marijuana (in kilograms) that CannTrust Opco imported and exported during the reporting period;

8.	the total amount of dried marijuana (in grams) lost and/or stolen and destroyed during the reporting period;

9.	the total amount of dried marijuana, returned marijuana and waste (in grams) destroyed during the reporting period;

10.	the total number of shipments sent to the following during the reporting period:

a)	registered clients;

b)	other Licensed Producers;

c)	licensed dealers; and

d)	other clients;

11.	the total number of shipments sent to the following in each province and territory:

a)	registered clients;

b)	other Licensed Producers;

c)	licensed dealers; and

d)	other clients;

12.	the average and median daily amount of dried marijuana (in grams) supported by health care practitioners to be used by the registered clients of CannTrust Opco;

13.	the average and median shipment size (in grams) sent to registered clients during the reporting period;

14.	the ten highest and ten lowest amounts of dried marijuana shipped to registered clients in the reporting period (the name or other information of the registered client must not be identified);

15.	the total number of shipments of dried marijuana to registered clients in various defined ranges (in grams);

16.	a list of all physicians and all nurse practitioners who provided a medical document for a registered client in the reporting period, and including the following information for each: the practice's address and the number of medical documents the physician or nurse practitioner signed during the reporting period;

17.	the amount of dried marijuana that CannTrust Opco anticipates it will produce during each month of the upcoming three months (in kg). Updates are required monthly; and

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18.	the amount of dried marijuana that CannTrust Opco anticipates it will have in inventory during each month of the upcoming three months (in kg). Rolling three month updates are required monthly.

Marketing Plans and Strategies

The Company is acutely aware of the medical professional environment and the role it plays under the new regime implemented by the ACMPR. One of the Company's key goals is to be the physician's link to regulated medical cannabis as a potential prescribing option and to be a partner of choice in building a confident and trusting relationship.

The Company intends to be a partner of choice by eliminating the administrative burden associated with prescribing medical cannabis for clients with a relevant diagnosis, by:

1.	helping physicians understand changing regulations;

2.	simplifying the process for the physician's patient assessment, prescribing, and registration follow-up;

3.	leading a dialogue around the science of cannabinoids and the therapeutic benefits of medical cannabis;

4.	being associated with scientific excellence, product excellence, and expertise; and

5.	addressing important issues relating to social stigma and medical cannabis safety.

Distribution

Under the terms of the Licenses issued by Health Canada to CannTrust Opco, designating CannTrust Opco as a Licensed Producer, CannTrust Opco may:

a)	produce, sell, possess, transport and deliver and destroy dried cannabis;

b)	produce, sell, possess, transport and deliver and destroy cannabis, including live plants, clippings and seeds;

c)	possess and destroy cannabidiol;

d)	possess and destroy delta-9-tetrahydrocannabiniol; and

e)	produce cannabis extracts.

CannTrust Opco may sell or provide:

a)	cannabis to:

i.	another Licensed Producer;

ii.	a licensed dealer (as defined in the ACMPR);

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iii.	the Minister; or

iv.	a person to whom an exemption relating to the substance has been granted under section 56 of the CDSA; and

b)	dried cannabis to:

i.	a client or an individual who is responsible for the client;

ii.	a hospital employee, if the possession of the dried cannabis is for the purposes of and in connection with their employment, or

iii.	a person to whom an exemption relating to the dried cannabis has been granted under section 56 of the CDSA.

Furthermore, CannTrust Opco may also: (i) ship dried cannabis to a health care practitioner in the case referred to in subparagraph 130(1)(f)(iii) of the ACMPR; (ii) import cannabis if conducted in accordance with an import permit issued under section 95 of the ACMPR; or (iii) possess cannabis for the purpose of export and cannabis in accordance with an export permit issued under section 103 of the ACMPR.

Market Opportunity and Competitive Position

As of the date of this Prospectus, Health Canada has a total of 45 companies on its list of Licensed Producers. Of these Licensed Producers, 29 are fully authorized to sell finished dried marijuana product to registered customers. As well, there are 21 Licensed Producers with a license to produce oil and 19 of them have full authorization to produce and sell.

There are also a number of existing growers of medical cannabis operating under the prior regulatory regime who have or will seek to obtain Licensed Producer status under the ACMPR. The Company believes that the stringent application and compliance requirements of the ACMPR may prove too onerous for some of those existing producers.

The Company believes that its leadership team, commitment to high quality competitively priced strains, outstanding client service and a properly capitalized operation will enable the Company to establish and retain a leadership position in the market. See "Risk Factors – Competition".

The Company competes aggressively in terms of product quality, variety and price to differentiate its products, and maintains a focus on client services to retain a solid and sustainable position in the market.

Employees

As of April 30, 2017, CannTrust had 90 employees.

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Patents and Proprietary Protection

CannTrust considers its interest in the CCTPC Patent to be an important contributor to the future growth profile of its business and therefore devotes resources to maintaining and augmenting its patent portfolio, which includes similar patents pending under Canadian Patent Application No. 2,893,697; Australian Patent Application No. 2015278202 and WIPO Patent Application No. WO2015192230. CannTrust's patent strategy is to pursue the broadest possible patent protection on CannTrust's proprietary products and technology in selected jurisdictions and to achieve the maximum duration of patent protection available. Where appropriate, and consistent with management's objectives, patents are pursued once concepts have been validated through appropriate laboratory work. To that end, patents will continue to be sought in relation to those components or concepts that management of the Company perceives to be important. In general, CannTrust's strategic approach is to build a portfolio which provides broad protection of CannTrust's technology.

In addition to CannTrust's patent portfolio, the Company relies upon trade secrets, know-how and continuing technological innovations to develop its competitive position. It is CannTrust's policy to require its directors, employees, consultants, members of its advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with CannTrust. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for CannTrust utilizing CannTrust's property or relating to CannTrust's business and conceived of or completed by the individual during employment are CannTrust's exclusive property. See "Risk Factors –Intellectual Property Rights".

Trademarks

We have registered "CannTrust", "Quality You CannTrust", "CannCup" and "Brew Budz" (which is through CCTPC) and certain other trademarks and service marks with the Canadian Intellectual Property Office and the U.S. Patent and Trademark Office, as well as with equivalent offices in certain other jurisdictions internationally. We believe that our trademarks and other intellectual property rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our intellectual property rights. In particular, our registered trademarks and service marks are valuable assets that distinguish our brand and reinforce our customers' positive perception of our products.

USE OF PROCEEDS

The gross proceeds from the sale of the Special Warrants pursuant to the Offering were $25,168,200. The estimated net proceeds received by the Company from the Offering (after deducting the Agent's Fee of $1,188,780 and the estimated costs to complete the Offering of $450,000) is approximately $23,529,420. The Company will not receive any additional proceeds from the Offering upon the exercise or deemed exercise of the Special Warrants. As at April 30, 2017, the Company had estimated current working capital of $6,000,000 excluding the net proceeds of the Offering, and estimated working capital of $29,529,420 including the net proceeds of the Offering.

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The Company has used, or intends to use, the net proceeds of the Offering and its other available funds as follows:

Purchase of Greenhouse Facility (1)	$6,500,000
Greenhouse Facility Phase 1 Development and Construction	18,000,000
Purchase of additional equipment for the Vaughan Facility	3,000,000
General Working Capital	2,029,420
Total Use of Proceeds	$29,529,420
Estimated net proceeds of the Offering	$23,529,420
Estimated current working capital(2)	6,000,000
Estimated total working capital	$29,529,420

(1) The purchase price of the Greenhouse Facility was $7,500,000 but only $6,500,000 was paid in cash on closing, with the remaining unpaid balance of $1,000,000 evidenced by way of unsecured five year note.

(2) Estimated current working capital is the estimated working capital of the Company as of April 30, 2017, excluding the estimated net proceeds from the Offering.

All of the Greenhouse Facility is zoned to permit cannabis production and this will facilitate future additional greenhouse construction on the unutilized portion of the property. The Phase 1 re-development of the Greenhouse Facility includes both grow and support services and involves approximately 200,000 sq. ft. at an estimated cost of $18 million.

Phase 1 involves both renovations and retrofitting with state of the art horticultural technology, with the focus on automation and continuous batch production, in order to reduce the cost per gram of cannabis production.

Phase 1 is scheduled to be completed by the end of July 2017 or shortly thereafter and will provide the Company with more than 8,000 kgs of additional capacity in its first full year of production.

The Health Canada license application for the Greenhouse Facility is currently underway and the inspection process will commence once construction is completed.

While the Company currently intends to use the net proceeds from the Offering for the purposes set out herein, it will have discretion in the actual application of the net proceeds, and may elect to use the net proceeds differently than as described herein, if the Company believes it is in its best interests to do so. The amounts and timing of CannTrust's actual expenditures depend on numerous factors, including the progress of CannTrust's build out of the Greenhouse Facility.

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Pending the use of the proceeds described herein, the Company may hold or invest all or portion of the proceeds of the Offering in interest bearing bank accounts and the funds will be added to the working capital of the Company.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present our summary historical and consolidated financial information and other data. We have derived the summary consolidated statements of comprehensive income (loss) and the consolidated statement of cash flows information for the fiscal years ended December 31, 2016, December 31, 2015 and December 31, 2014 and the summary consolidated balance sheet information as of December 31, 2016 from the Annual Financial Statements included elsewhere in this Prospectus. The selected consolidated financial information set out below as at and for the three months ended March 31, 2017 and March 31, 2016 has been derived from the Interim Financial Statements included elsewhere in this prospectus.

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period. The following information should be read in conjunction with all of the information under the headings "Management's Discussion and Analysis", "Consolidated Capitalization", "Risk Factors" and the Financial Statements included elsewhere in this Prospectus.

	Fiscal Year Ended			Three Months Ended
	December 31,	December 31,	December 31,	March 31,	March 31,
	2016	2015	2014	2017	2016
	$000	$000	$000	$000	$000
Operation Highlights

Revenue	4,382	609	0	3,033	701

Unrealized gain from changes in fair value of biological assets(1)	9,561	2,367	1,090	5,356	1,168

Gross margin, including unrealized gain and changes in fair value of biological assets	2,781	731	314	3,211	218

Expenses	(4,338)	(5,441)	(3,503)	(1,916)	(963)

(Loss) profit from operations	(1,557)	(4,710)	(3,189)	1,295	(745)

Net lossbefore tax	(13,620)	(6,820)	(12,754)	(778)	(1,801)

Operating Statistics

Dried marijuana sold (000g)	620	129	-	222	142

Revenue per gram (net)	5.72	4.29	-	8.33	4.58

Sale of Oils (000 ml)	299	-	-	539	-

Average selling price per ml (net)	1.96	-	-	2.02	-

Total dried marijuana equivalent sold from oil (000g)(2)	91	-	-	111	-

Revenue per gram of marijuana equivalent from oil sales (net)	6.43	-	-	9.85	-

Balance Sheet Highlights (at period end)

Current assets	11,625	5,835	4,373	31,151

Total assets	16,879	11,365	10,383	44,030

Current Liabilities	3,571	2,537	1,766	1,485

Total Liabilities (3)(4)	6,410	21,178	17,603	6,129

Shareholders' equity (deficit)(3)(4)(5)(6)	10,468	(9,813)	(7,220)	37,902

Notes:

1.	Unrealized gain from changes in fair value of biological assets represents their fair value less cost to sell up to the point of harvest.

2.	Dried equivalent of medical marijuana is calculated on the basis of 3.28 ml of oils equivalent to 1 g of dried medical marijuana as at December 31, 2016 and 4.87 ml as at March 31, 2017.
3.	In March 2017, $1,776,851 of the Company's convertible debt plus outstanding accrued interest was converted into 1,712,425 Common Shares.
4.	December 31, 2014 and 2015 includes 7,175,001 $1 Class A preference shares of the Company's subsidiary CannTrust Inc., 4,000,000 of which were classified as redeemable shares, as well as 8,909,090 redeemable shares. In November 2016, the Class A Preference Shares were exchanged for 9,039,317 Common Shares and 11,356,055 redeemable shares of the Company. In December 2016 the 20,265,145 redeemable shares were reclassified as Common Shares.

5.	In February 2017, 12,584,100 Special Warrants were issued at a price of $2.00 per Special Warrant which entitles the holders thereof upon exercise or deemed exercise to acquire 12,584,100 Common Shares for no additional consideration, subject to adjustment.

6.	In March 2017, Warrants to purchase 1,000,000 Common Shares were exercised for gross proceeds of $1,300,000.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of financial condition as at December 31, 2016 and 2015 and results of operations for the years December 31, 2016, 2015 and 2014, and for the three month periods ended March 31, 2017 and 2016 (the "MD&A") should be read in conjunction with the Financial Statements included in this prospectus. This MD&A is presented as of the date of this prospectus and is current to that date unless otherwise stated. The financial information presented in this MD&A is derived from the Financial Statements. This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See "Forward-Looking and Other Statements" and "Risk Factors".

This MD&A refers to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use EBITDA, a non-IFRS financial measure, as a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Our management also uses this non-IFRS financial measure to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See "Selected Annual Information" and "Non-IFRS Financial Measure Reconciliation in this MD&A".

Unless otherwise stated all dollar amounts in the tables in this MD&A are in thousands of Canadian dollars (other than per share amounts and operating statistics).

Overview

CannTrust Opco is a Licenced Producer and distributor of medical cannabis pursuant to the provisions of the ACMPR. CannTrust Opco received its license from Health Canada on June 12, 2014 and began production of medical cannabis at its state-of-the-art hydroponic indoor facility in Vaughan, Ontario. The Company's primary focus is to produce and deliver the highest quality, standardized, pharmaceutical grade cannabis products and in so doing strengthen its market share in legal cannabis markets in Canada and to establish positions for its products in legal cannabis markets abroad.

Public health concerns and awareness around the dangers of opioids are expected to drive development of alternative approaches to pain management, creating a significant market opportunity for cannabis-based products, and could drive substantial upstream demand for Licensed Producers. The development of pharmaceuticals based on cannabis could significantly expand the addressable market by ensuring consistent, quantifiable dosing, which should help physicians gain comfort in prescribing it.

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The Company is working to diversify its business by developing new and innovative products and dosage forms for controlled and responsible use of medical cannabis. In 2015, the Company together with Club Coffee L.P founded CCTPC to launch BrewBudz™ in the United States and globally. BrewBudz™ is a U.S. patented unit dose pod formulation allowing the administration of cannabis using single-serve brewing pods for use in Keurig, Nespresso, and Tassimo type brewers. The CCTPC United States Patent provides patent protection for the unit dose pod formulation. Through CCTPC, the Company will receive royalty income from a licensing agreement currently covering six states: Washington, Oregon, California, Nevada, Arizona and Colorado. The Company is not required to contribute any capital or cannabis product toward these sales. CCTPC has also submitted patent applications in Canada, the European Union, Australia and China which are similar to the CCTPC Patent.

In 2017, the Company entered into an exclusive joint venture with Apotex Inc., a leading generic pharmaceutical manufacturer, to develop novel dosage formats and products for sale, when permitted, into more than 85 countries where Apotex currently already has market share.

The Reorganization

CannTrust Opco was incorporated under the OBCA on August 16, 2013. The Company was incorporated under the OBCA on March 16, 2015.

Prior to the reorganization, shareholders of CannTrust Opco held 7,175,001 Class A preference Shares, 4,000,000 of which were classified as redeemable shares, and 38,427,625 Common Shares, 8,909,090 of which were classified as redeemable shares. On April 30, 2015, the Company and CannTrust Opco completed a corporate reorganization pursuant to which substantially all of the holders of common shares of CannTrust Opco exchanged their holdings of common shares of CannTrust Opco for Common Shares, 8,909,090 of which were classified as redeemable shares. This resulted in CannTrust Opco becoming a subsidiary of the Company.

On October 30, 2016, the Company completed a further corporate reorganization pursuant to which all of the holders of the Class A preference shares of CannTrust Opco, including the 4,000,000 classified as redeemable shares, exchanged their Class A preference shares of CannTrust Opco for 9,039,317 Common Shares and 11,365,055 redeemable shares of the Company. On November 23, 2016 the remaining common shareholders of CannTrust Opco exchanged their common shares of CannTrust Opco for Common Shares resulting in CannTrust Opco becoming a wholly-owned subsidiary of the Company.

In December 2016, all of the redeemable shares were reclassified as Common Shares and included as Equity (see note 10(iii) to the Annual Financial Statements).

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2016 Highlights

•	Record annual revenues with triple digit growth in the fourth quarter compared to the same period in 2015

•	Approximately 10,000 active clients

•	Sold 619,885 g of medical cannabis at an average gross selling price of $7.50 per gram

•	Established the capability to produce concentrated cannabis oils

•	Was the first Licenced Producer to introduce and commence sales of pharmaceutically standardized concentrated cannabis oils

•	Sold 299,360 ml of pharmaceutically standardized concentrated cannabis oils at an average gross selling price of $90.00 per 40 ml bottle

•	Expanded product portfolio with an excellent selection of strains of dried cannabis bud and oils

•	Obtained a U.S. Patent for CCTPC's Brew Pods compostable, single serve K Cup unit dose

•	Executed royalty License Agreement with respect to six U.S. States for the production and sale of CCTPC's BrewBudz™ K Cup brand Cannabis infused coffee, tea and hot chocolate drinks

•	Completed a $4.4 million equity financing at price of $1.30 per Common Share

•	Strengthened our Board of Directors and Management Team

Results of Operations for the 2016, 2015 and 2014 fiscal years

The results presented and referred to below include the results of the Company's operating subsidiary CannTrust Opco.

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Selected Annual Information

(CDN $000's, except per share amounts and unless otherwise noted)

	Year ended December 31
	2016	2015	2014
	$	$	$
Financial Data
Revenue	4,382	609	- (2)
Cost of sales (recovery), net of unrealized gain from changes in fair value of biological assets (1)	1,601	(122)	(314)
Gross margin, including unrealized gain from changes in fair market value of biological assets	2,781	731	314
Net loss	(13,620)	(6,820)	(12,753)
EBITDA (Loss) (5)	(86)	(3,557)	(2,713)
Loss per share (basic and diluted) ($ per share)	(0.30)	(0.17)	(0.37)
Cash used in operations	(1,997)	(4,625)	(2,781)
Total assets	16,879	11,365	10,383
Total non-current financial liabilities	2,839	18,641	15,837
Operating Statistics
Dried marijuana sold (g)	619,885	129,205	n/a (2)
Revenue per gram (net)	$5.72	$4.29	n/a (2)
Sales of oils (ml) (3)	299,360	nil	nil
Average selling price per ml (net)	$1.96	n/a	n/a
Total dried marijuana equivalent sold from oil (g) (4)	91,155	n/a	n/a
Revenue per gram of marijuana equivalent from oil sales (net)	$6.43	n/a	n/a

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Notes:

(1)   Medical cannabis plants that are in pre-harvest are considered biological assets and are capitalized on the Company's Statement of Financial Position at fair market value. As the biological assets continue to grow through the pre-harvest stages, a corresponding unrealized gain on changes in fair value of biological assets is recognized in income through cost of sales. At harvest, the biological assets are transferred to inventory at their fair value, which becomes the deemed cost for inventory. Inventory is expensed to cost of sales when sold. Together, the gain from changes in the fair value of biological assets, inventory expensed and the cost of production representing overheads and other costs of growing and selling biological assets, comprise cost of sales.

(2)   Sales by CannTrust Opco of Cannabis products began in 2015.

(3)   Sales of CannTrust oils began in August 2016.

(4)   Dried equivalent of medical marijuana is calculated on the basis of 3.28 ml of oils equivalent to 1 g of dried medical marijuana.

(5)   See description of non-IFRS measure in the "Non-IFRS Financial Measure and Reconciliation" section of this MD&A.

Review of the Results of Operations for the Year ended December 31, 2016 vs Year ended December 31, 2015

Revenue

Revenue was $4,382,088 for the year ended December 31, 2016 compared to $608,768 for the year ended December 31, 2015. The quantity of medical cannabis sold to patients during the year ended December 31, 2016 increased 450% from the prior year to 711 kg. In addition during the year ended December 31, 2016 CannTrust Opco sold 299,360 ml of cannabis oils. There were no sales of cannabis oils in the year ended December 31, 2015. Sales for the year ended December 31, 2015 include sales from March 2015 when CannTrust Opco first began selling its medical cannabis products directly to patients.

Cost of Sales

Plants that are in pre-harvest are considered biological assets and are capitalized on the balance sheet at fair market value less cost to sell at their point of harvest. Costs to sell include trimming, fulfillment, testing, partnership commissions and shipping costs. As they continue to grow through the pre-harvest stages, a corresponding non-cash unrealized gain is recognized in income through cost of sales, reflecting the changes in fair value of the biological assets. At harvest, the biological assets are transferred to inventory at their fair value which becomes the deemed cost of inventory. Inventory is later expensed to cost of sales when sold and offsets against the gain on biological assets. In addition, the cost of production is expensed through cost of sales and represents overheads and other production costs of growing and selling the plants. Together the gain from changes in the fair value of biological assets, inventory expensed and the cost of production comprise cost of sales. Costs of sales will vary from period to period based upon the number of pre-harvest plants, where the plants are in the grow cycle at the end of the period and the strains being grown.

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Cost of sales (recovery), net of unrealized gain on changes in fair value of biological assets, in the year ended December 31, 2016 was $1,601,214 compared to ($121,783) in the prior year. Cost of sales in 2016 includes an unrealized gain from changes in fair value of biological assets of $9,561,201 compared to $2,366,863 in the preceding year. As part of the regular growth cycle only the healthiest plants are selected by the Company for placement in the grow rooms with the remaining plants being written-off. As a result, during the year ended December 31, 2016, the Company wrote off biological assets valued at $2,723,061 (2015 - $464,190). In addition, during the year ended December 31, 2016, due mainly to Health Canada Vault quantity constraints, inventory valued at $1,103,121 was destroyed. Production costs during the year ended December 31, 2016 increased compared to the 2015 period due to increases in the staff compliment and facility costs required to meet the increase in demand for the Company's products and the related increases in production.

Gross Margin

The gross margin was $2,780,874 for the year ended December 31, 2016 compared to $730,551 in the prior year. Gross margin includes the unrealized gains on changes in the fair value of biological assets. The gross margin was favourably impacted by the relative size of the unrealized gain from changes in the fair value of biological assets. The Company continually refines its production processes in order to increase production yields and gross margins.

Administrative and General Expenses

Expenses for the year ended December 31, 2016 were $3,886,069 compared to $4,288,169 in the prior year. The decrease in administrative and general expenses in 2016 was due to a 2016 increase in the percentage of salaries, rent and facility expenses allocated to production costs compared to 2015.

Amortization

Amortization for the year ended December 31, 2016 was $1,470,952 ($854,142 of which is included in production costs) compared to $1,152,503 in the prior year. The increase in expenses in 2016 was due to an increase in amortization on equipment purchases and an increase in amortization associated with computer software. The balance of amortization in the years ended December 31, 2016 and 2015 related to leasehold improvements, furniture and fixtures and computer hardware.

Share-based compensation

For the year ended December 31, 2016, stock-based compensation expense was $72,000 compared to $0 for the corresponding 2015 period. The 2016 stock-based compensation was attributable to the issuance of 80,000 Common Shares to employees of the Company.

Finance Costs

Finance costs include bank charges, interest expense and distributions on CannTrust Opco's Class A preference shares. For the year ended December 31, 2016, finance costs were $1,828,983 compared to $1,095,942 in the prior year. This includes accrued distributions on the CannTrust Opco Class A preference shares of $1,355,022 compared to $861,000 in the prior year. The increase in accrued distributions on the Class A preference shares in 2016 was due to the associated increase in the cumulative coupon on these shares during the current period. Interest expense for the year ended December 31, 2016 was $473,961 compared to $234,942 in the prior year. The increase in interest expenses in 2016 was due to the increase in interest cost on the Company's convertible debt which was outstanding for the full year. As the convertible debt was only issued in the later part of 2015, the prior year's expense was for only part of the year. Accretion expense for the year ended December 31, 2016, being the difference in the actual cost on the Company's debt compared to the imputed interest rate, was $276,413 compared to $60,766 in the 2015 period.

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In October 2016 all of the holders of the CannTrust Opco Class A preference shares, including the 4,000,000 classified as redeemable shares, exchanged their Class A preference shares, including all accrued and unpaid distributions thereon, for 9,039,317 Common Shares and 11,365,055 redeemable shares of the Company.

Transaction costs of $396,377 in the year ended December 31, 2016 represent the cost of the issuance of Common Shares as part of the Company's bridge financing arrangements. Transaction costs in the year ended December 31, 2015, being the value attributable to the Shares and Warrants issued by the Company in consideration of securing the $600,000 bridge loans and $3,600,000 of convertible debt, were $1,038,265. The gain on revaluation of the derivative liability, being the change in value attributable to the conversion feature on the Company's convertible debt, was $245,657 for the year ended December 31, 2016 compared to $112,884 in the comparable 2015 period.

Loss on revaluation of Redeemable Shares

Under the terms of the Company's unanimous shareholders agreement, Cannamed Financial Corp. had an option to send a put notice to the Company requiring the Company to purchase all of the shares in the capital of the Company owned by Cannamed Financial Corp. at a purchase price equal to the fair market value as of the date of the put notice. Accordingly, all of the shares owned by Cannamed Financial Corp. were classified as redeemable shares and measured at fair value with any resulting gain or loss recognized in profit and loss. As a result, the loss on revaluation of redeemable shares for the year ended December 31, 2016 was $9,806,882 compared to a loss of $27,760 in the comparable 2015 period. In December 2016, Cannamed Financial Corp. surrendered its put rights in return for 2,000,000 Common Shares and a warrant to acquire 1,000,000 Common Shares at $1.30 per Common Share and all of the redeemable shares owned by Cannamed Financial Corp. were reclassified as Common Shares.

Income Tax

As a result of current and past year losses the Company did not incur any income tax expense in years-ended December 31, 2016 and 2015. The Company has non-capital losses carried forward as at December 31, 2016 of $15,581,000 which will be used to off-set future taxable income.

Net Income/Net Loss

Net loss for the year ended December 31, 2016 was $13,619,943 compared to a net loss of $6,819,970 in the previous year. During the year ended December 31, 2016, $ 804,784 of this net loss was attributable to CannTrust's Opco's non-controlling interest compared to $405,580 in the 2015 comparable period. In November 2016, all of the non-controlling shareholders of CannTrust Opco exchanged their shares for Common Shares resulting in CannTrust Opco becoming a wholly-owned subsidiary of the Company. Loss per share as calculated is based on the weighted number of shares of the Company outstanding during the relevant periods.

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Review of the Results of Operations for the Years ended December 31, 2015 vs Year ended December 31, 2014

Revenue

Revenue was $608,768 for the year ended December 31, 2015. CannTrust Opco began selling its medical cannabis products directly to patients in March 2015. Accordingly there were no sales for the year ended December 31, 2014.

Cost of Sales

Plants that are in pre-harvest are considered biological assets and are capitalized on the balance sheet at fair market value less cost to sell at their point of harvest. Costs to sell include trimming, fulfillment, testing, partnership commissions and shipping costs. As they continue to grow through the pre -harvest stages, a corresponding non-cash unrealized gain is recognized in income through cost of sales, reflecting the changes in fair value of the biological assets. At harvest, the biological assets are transferred to inventory at their fair value which becomes the deemed cost of inventory. Inventory is later expensed to cost of sales when sold and offsets against the gain on biological assets. In addition, the cost of production is expensed through cost of sales and represents overheads and other production costs of growing and selling the plants. Together the gain from changes in the fair value of biological assets, inventory expensed and the cost of production comprise cost of sales. Costs of sales will vary from period to period based upon the number of pre-harvest plants, where the plants are in the grow cycle at the end of the period and the strains being grown.

Recovery of cost of sales, net of unrealized gain on changes in fair value of biological assets, in the year ended December 31, 2015 was $121,783 compared to $314,467 in the prior year. Cost of sales in 2015 includes an unrealized gain from changes in fair value of biological assets of $2,366,863 compared to $1,089,601 in the 2014 year. As part of the regular growth cycle only the healthiest plants are selected by the Company for placement in the grow rooms with the remaining plants being written-off. As a result, during the year ended December 31, 2015, the Company wrote off biological assets valued at $464,190 compared to $172,001 in the 2014 year. 2015 was the first full year production cycle and as a result production costs increased compared to 2014.

Gross Margin

The gross margin was $730,551 for the year ended December 31, 2015 compared to $314,467 in the prior year. Gross margin includes the unrealized gains on changes in the fair value of biological assets. The gross margin was favourably impacted by the relative size of the unrealized gain from changes in the fair value of biological assets.

Administrative and General Expense

Expenses for the year ended December 31, 2015 were $4,288,169 compared to $3,028,435 in the prior year. The increase in expenses for the 2015 year was due to an increase in marketing expenses, professional fees, management expenses and salaries, resulting from an increase in the staff compliment required to increase production and service patients, and a loss on disposal of certain equipment.

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Amortization

Amortization for the year ended December 31, 2015 was $1,152,503 compared to $474,543 in the prior year. The increase in expenses in 2015 was due to an increase in amortization on additions to leasehold improvements and equipment purchases. The balance of amortization in the years ended December 31, 2015 and 2014 related to furniture and fixtures and computer hardware and software.

Finance Costs

Finance costs include bank charges, interest expense and distributions on CannTrust Opco's Class A preference shares. For the year ended December 31, 2015, finance costs were $1,095,942 compared to $799,510 in the prior year. This includes accrued distributions on the CannTrust Opco preference shares of $861,000 in 2015 and $806,663 in the prior year. Interest expense for the year ended December 31, 2015 was $234,942 compared to interest income of $ 7,153 in the prior year. The increase in interest expenses in 2015 and the $112,884 revaluation of the derivative liability, being the change in value attributable to the conversion feature on the Company's convertible debt, was due to the issuance by the Company of $3,600,000 of convertible debt in the latter part of 2015.

Accretion expense for the year ended December 31, 2015, being the difference in the actual cost on the Company's convertible debt compared to the imputed interest rate, was $60,776. Transaction costs in the year ended December 31, 2015, being the value attributable to the Common Shares and warrants issued by the Company in consideration of securing the $600,000 bridge loans and $3,600,000 of convertible debt, were $1,038,265.

Loss on revaluation of Redeemable Shares

Under the terms of the Company's unanimous shareholders agreement, Cannamed Financial Corp. had an option to send a put notice to the Company requiring the Company to purchase all of the shares in the capital of the Company owned by Cannamed Financial Corp. at a purchase price equal to the fair market value as of the date of the put notice. Accordingly all of the shares owned by Cannamed Financial Corp. were classified as redeemable shares and measured at fair value with any resulting gain or loss recognized in profit and loss. As a result, the Loss on revaluation of redeemable shares for the year ended December 31, 2015 was $27,760 compared to a loss of $8,765,636 in the comparable 2014 period.

Income Tax

As a result of current and past year losses the Company did not incur any income tax expense in the years ended December 31, 2015 and 2014.

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Net Income/Net Loss

Net loss for the year ended December 31, 2015 was $6,819,970 compared to a net loss of $12,753,657 in the previous year. In April 2015, the Company and CannTrust Opco completed a corporate reorganization pursuant to which substantially all of the holders of common shares of CannTrust Opco exchanged their holdings of common shares of CannTrust Opco for Common Shares, resulting in CannTrust Opco becoming a subsidiary of the Company. As a result, during the year ended December 31, 2015, $405,580 of the net loss was attributable to CannTrust's Opco's non-controlling interest. Loss per share as calculated is based on the weighted number of Common Shares outstanding of the Company for 2015 and CannTrust Opco for 2014.

Liquidity and Capital Resources as at December 31, 2016 and December 31, 2015 and for the 2016, 2015 and 2014 fiscal years

Operating cash flow, equity financings and debt financings are the Company's primary source of liquidity. At December 31, 2016, cash and cash equivalents were $4,895,145 (December 31, 2015 – $2,991,154 and December 31, 2014 – $2,971,493).

Set out below is a schedule of the Company's working capital as at December 31, 2016 and 2015.

	December	December
	31, 2016	31, 2015
	$000s	$000s
Working Capital
Current Assets	11,625	5,835
Current Liabilities	3,571	2,537
	8,054	3,298
Ratio of current assets to current liabilities	3.3	2.3

Working capital is primarily represented by cash, inventory and biological assets, offset by accounts payable, distributions payable on the CannTrust Opco preference shares and convertible debt due on demand. The Company's working capital increased by $4,755,660 to $8,053,890 as at December 31, 2016 compared to $3,298,230 at December 31, 2015 due to increases in cash, inventory and biological assets. Current liabilities increased in 2016 mainly as a result of the issuance during the year by the Company of $1,000,000 of convertible debt due on demand.

Operating Activities

The principal use of operating cash flow is to fund the Company's operating and capital expenditures at its production facility, its general and administrative costs and its debt service payments. During 2016, the Company's cash flows used in operations were $1,996,566 (2015 – cash flows used in operations were $4,624,722). Cash flows used in operations in 2016 are attributable to cash used in operations of $7,993,803 offset by the changes in non-cash working capital items. Cash flows used in operations in 2015 are attributable to cash used in operations of $6,235,239 offset by changes in non-cash working capital items.

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Cash flows used in operations in 2014 were $2,781,492. There were no sales in 2014 and the cash flow used in operations resulted from the various expenses incurred by CannTrust Opco in developing its production and sales capabilities to meet future demands.

Investing Activities

Cash used in investing activities during the year ended December 31, 2016 was $1,074,594 compared to $507,810 in 2015 and $5,622,986 in 2014. Expenditures during 2016 included $1,207,840 of additions to property, plant and equipment and the investment of $166,755 in the CCTPC joint venture, offset by a $300,000 redemption of short-term investments. In the 2015 year, $707,810 was invested in additions to property, plant and equipment offset by a $200,000 redemption of short term investments. In 2014, CannTrust Opco began the construction of its production facility and invested $5,631,411 in property, plant and equipment.

Financing Activities

Cash of $5,275,152 was generated by financing activities during the year ended December 31, 2016, compared to $5,352,193 in the previous year and $10,789,882 in 2014. During 2016, the Company received proceeds from the issuance of debt and Common Shares of $1,040,918 and $4,234,233 respectively. During 2015, the Company raised $2,199,999 from the issuance of Common Shares and $ 3,152,194 of new convertible debt net of shareholder debt repayments. In 2014, CannTrust Opco raised net proceeds from equity financings of $10,789,882.

Liquidity

The Company monitors its liquidity on a continuous basis to ensure there is sufficient capital to meet business requirements and to provide adequate returns to shareholders and benefits to other stakeholders. The Company manages the capital structure and adjusts it to take into account changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may, where necessary, control the amount of working capital, pursue financing, manage the timing of it capital expenditures, or sell assets. The Company is not subject to externally imposed capital requirements.

The Company's capital structure is comprised of a combination of debt, preference shares and shareholders' equity. Set out below is a schedule of the capital structure of the Company as at December 31, 2016 and 2015.

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	December	December
	31, 2016	31, 2015
	$000s	$000s
Convertible Debt (1)	3,840	2,777
Preference Shares (2)	-	8,739
Shareholders' equity (Deficit) (2)(3)(4)	10,468	(1,020)
Debt to equity	37%	-

(1)	Includes convertible debentures and notes as at December 31, 2016 and convertible debentures as at December 31, 2015.
(2)	In October 2016, the holders of the CannTrust Opco Class A Preference Shares exchanged their preference shares, including accrued dividends thereon, into Common Shares.
(3)	In December 2016, all of the redeemable shares were reclassified as Common Shares.
(4)	Shareholders' equity at December 31, 2015 includes the redeemable shares.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments, such as hedging instruments, to manage financial risks.

The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities and convertible debentures and debt loans. The Company does not believe that it is exposed to significant currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term nature. Note 18 to the Annual Financial Statements discloses risks related to interest rates, credit and liquidity.

Contractual Obligations

In August 2015, the Company issued $3,000,000 12% senior secured convertible debentures and, in December 2015 and February 2016, issued a further total of $640,000 of 12% unsecured convertible promissory notes, all maturing four years from closing. Each debenture holder and note holder was granted 4,545 warrants per $10,000 of debt, exercisable by the holder for a period of five years from the closing date, at a price of $1.10 per Common Share. The debt and all accrued and unpaid interest is convertible at the option of the holder into Common Shares at a price equal to $ 1.10 per Common Share, any time prior to the occurrence of a liquidity event. The debenture and all accrued and unpaid interest will be automatically converted into Common Shares upon the occurrence of a liquidity event at a price per Common Share equal to the lesser of $1.10 or a 25% discount to the price per Common Share upon the occurrence of the liquidity event. A liquidity event has been defined as (a) the completion of a public offering of Common Shares by the Company and listing on a Canadian or US stock exchange, (b) the sale for cash proceeds of all of the issued and outstanding shares in the capital of the Company or (c) the amalgamation or any other corporate transaction involving the Company with or into another entity pursuant to which the Common Shares of the resulting issuer from such transaction are listed on a Canadian or US stock exchange.

In December 2015, as part of an equity private placement transaction, warrants to purchase 1,000,000 Common Shares for two years at a price of between $1.10 and $1.50 per Common Share were issued.

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In August and September 2016, the Company issued $1,000.000 in convertible promissory notes. The notes have an interest rate of 12% per annum and are payable on demand. The notes are convertible by the holder at any time into Common Shares at a conversion rate equal to $1 per Common Share.

In December 2016, as part of the arrangement whereby the holder of the redeemable shares surrendered its put right, a warrant to purchase 1,000,000 Common Shares for three years at $1.30 was issued.

In March 2017, at the option of the holders, $600,000 of the Company's senior secured convertible debentures and all of the $1,000,000 of the convertible promissory debt plus accrued interest was converted into 1,712,425 Common Shares.

In March 2017, at the option of the holder, warrants to purchase 1,000,000 Common Shares (500,000 at a price of $1.10 per Common Share and 500,000 at a price of $1.50 per Common Share) were exercised for gross proceeds of $1,300,000.

Statements of Financial Position as at December 31, 2016 and 2015

Select Consolidated Statements of Financial Position Data

	Years ended
	December 31
	2016	2015
	$000s	$000s
Cash and cash equivalents	4,895	2,991

Inventory	3,675	2,511
Biological Assets	2,320	138
Total Assets	16,879	11,365
Current liabilities	3,571	2,537
Non-current liabilities	2,839	18,641

Assets

The Company's asset base consists primarily of cash and cash equivalents, inventories, biological assets and property, plant and equipment. The $5,513,492 increase in the asset base resulted largely from increases of cash of $2,203,991 and $3,346,242 in inventory and biological assets.

Liabilities

The Company's total current and non-current liabilities were $6,410,359 at December 31, 2016, a decrease of $14,767,397 from December 31, 2015. This decrease was largely attributable to the 2016 exchange by the holders of the CannTrust Opco Class A preference shares and redeemable shares into Common Shares.

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Shareholders' Equity

The Company's shareholders' equity increased by $20,280,889 to $10,468,249 at December 31, 2016, from a deficit of $ 9,407,060 at December 31, 2015. This is mainly attributable to the 2016 exchange by the holders of the CannTrust Opco Class A preference shares and the reclassification of the redeemable shares into Common Shares and the issuance by the Company of 3,416,208 Common Shares at an issue price of $1.30 per share for gross proceeds of $4,441,070, offset by the net loss for the year of $13,619,943. The net loss for the year includes a $9,806,882 revaluation of the redeemable shares prior to their reclassification into Common Shares.

2017 First Quarter Highlights

•	Record revenues with approximately 14,000 active clients

•	Operations are now EBITDA positive

•	Sold 221,795 g of dried medical cannabis at an average gross price of $9.17 per gram

•	Sold 538,920 ml of oils at an average gross selling price of $90 per 40 ml bottle

•	Entered into an exclusive joint venture with Apotex Inc., a leading global generic pharmaceutical manufacturer, to develop novel dosage formats and products for sale into more than 85 countries, when such sales are permitted

•	Through its wholly owned subsidiary, Elmcliffe Investments Inc., acquired a 386,000 square foot commercial greenhouse facility in the Niagara region which will provide a significant expansion of our production capacity

•	Launched a new e-commerce website

•	Completed a $25 million Special Warrant financing with an equivalent price of $2.00 per Common Share and a concurrent Common Share financing of $1 million at $2 per Common Share

•	Debenture and debt holders converted $1,600,000 of convertible debt into 1,712,425 Common Shares. In addition, warrants with gross proceeds of $1,300,000 were converted into 1,000,000 Common Shares

Results of Operations for the three months ended March 31, 2017 and 2016

The results presented and referred to below include the results of the Company and its subsidiaries CannTrust Opco and Elmcliffe Investments Inc.

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Selected Information

(CDN $000's, except per share amounts and unless otherwise noted)

	Three months
	ended March 31
	2017	2016
	$	$
Financial Data
Revenue	3,033	701
Gross margin, including unrealized gain on changes in fair value of biological assets	3,211	218
Net loss	778	1,801
Loss per share (basic and diluted) ($ per share)	(0.01)	(0.06)
Cash used in operations	(2,334)	(756)
EBITDA (loss)(1)	1,696	(405)

Operating Statistics
Dried marijuana sold (g)	221,795	141,805
Revenue per gram (net)	$8.33	$4.58
Sales of oils (ml) (2)	538,920	nil
Average selling price per ml (net)	$2.02	n/a
Total dried marijuana equivalent sold from oil (3) (g)	110,613	n/a
Revenue per gram of marijuana equivalent from oil sales (net)	$9.85	n/a

Notes:

(1) See description of non-IFRS measure in the "Non-IFRS Financial Measure and Reconciliation" section of this MD&A.

(2) Sales of CannTrust oils began in August 2016.

(3) Dried equivalent of medical marijuana is calculated on the basis of 4.87 ml of oils equivalent to 1 g of dried medical marijuana.

Review of the Financial Results of Operations for the three months ended March 31, 2017 and 2016

Revenue

Revenue was $3,033,245 for the three months ended March 31, 2017 compared to $700,777 for the comparable 2016 period. The quantity of medical cannabis sold to patients during the three months ended March 31, 2017 increased 134% to 332 kg from the comparable prior year period.

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In addition, during the three months ended March 31, 2017, CannTrust Opco sold 538,920 ml of cannabis oils. The increase in revenue was attributable to increased sales volumes which included the first sales of concentrated cannabis oils which began in August 2016. There were no sales of cannabis oils in the comparable 2016 period.

Cost of Sales

Plants that are in pre -harvest are considered biological assets are capitalized on the balance sheet at fair market value less cost to sell at their point of harvest. Costs to sell include trimming, fulfillment, testing, partnership commissions and shipping costs. As they continue to grow through the pre-harvest stages, a corresponding non-cash unrealized gain is recognized in income through cost of sales, reflecting the changes in fair value of the biological assets. At harvest, the biological assets are transferred to inventory at their fair value which becomes the deemed cost of inventory. Inventory is later expensed to cost of sales when sold and offsets against the gain on biological assets. In addition, the cost of production is expensed through cost of sales and represents overheads and other production costs of growing and selling the plants. Together the gain from changes in the fair value of biological assets, inventory expensed and the cost of production comprise cost of sales. Costs of sales will vary from period to period based upon the number of pre-harvest plants, where the plants are in the grow cycle at the end of the period and the strains being grown.

Cost of sales (recovery), net of the unrealized gain on changes in fair value of biological assets, in the three months ended March 31, 2017 was ($177,868) compared to $482,724 for the same period in the prior year. Harvested production quantities during the quarter were approximately 296% of the quantities in the same period of the prior year. Cost of sales in 2017 includes an unrealized gain from changes in fair value of biological assets of $5,355,502 compared to $1,167,932 in the comparable 2016 period. As part of the regular growth cycle only the healthiest plants are selected by the Company for placement in the grow rooms with the remaining plants being written-off. As a result, during the three months ended March 31, 2017, the Company wrote off biological assets valued at $1,337,296 (2016 - $219,450). In addition, during the three months ended March 31, 2017, due mainly to Health Canada vault quantity constraints, inventory valued at $87,868 was destroyed. Production costs during the three months ended March 31, 2017 increased compared to the 2016 period due to increases in the staff compliment and facility costs required to meet the increase in demand for the Company's products and the related increases in production.

During the three months ended March 31, 2017, 8.21 grams of dried marijuana was used to produce a 40 ml bottle of oil. This compares to 12.2 grams in the year ended December 31, 2016. The decrease in grams used is due to a combination of the improvement in the extraction equipment process and resulting efficiencies together with an improvement in the quality of marijuana used in the oil extraction process.

Inventory expensed to cost of sales increased by $2,219,357 during the 2017 period to $2,928,922 as a result of higher unit sales compared to the comparable 2016 period.

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Gross Margin

The gross margin was $3,211,113 for the quarter ended March 31, 2017 compared to $218,053 in the comparable prior year period. Gross margin includes the unrealized gains on changes in the fair value of biological assets. The increase in gross margin was principally due to the relative size of the unrealized gain from changes in the fair value of biological assets and an increase in sales. The Company continually refines its production processes in order to increase production yields and gross margins.

Administrative and General Expenses

Expenses for the first quarter ended March 31, 2017 were $1,538,599 compared to $790,695 in the prior year comparable period. The increase in expenses in the 2017 period was due mainly to increases in general and administrative expenses and salaries and benefits, as the Company increased its staff complement to meet the increase in demand for the Company's products, and an increase in professional fees.

Amortization

Amortization for the first quarter ended March 31, 2017 was $461,622 compared to $340,655 in the prior year comparable period. The increase in expense in 2017 was due to an increase in amortization on equipment purchases and buildings which included the Balfour Greenhouse Facility acquisition during the quarter. The balance of amortization in the quarters ended March 31, 2017 and 2016 related to leasehold improvements, furniture and fixtures and computer hardware and software.

Stock-based compensation

For the year three months ended March 31, 2017, stock-based compensation expense was $196,505 compared to $45,000 for the corresponding 2016 period. The 2017 stock-based compensation was attributable to the issuance by the Company during the period of 1,565,000 stock options to employees which are measured at fair value at the date of grant and expensed over the option's vesting period. The 2016 stock-based compensation was attributable to the issuance by the Company of 50,000 Common Shares to employees of the Company during the comparable 2016 period.

Finance Costs

Finance costs for the first quarter of 2017 and 2016 include bank charges and interest expense and, for 2016, distributions on CannTrust Opco's Class A preference shares. For the quarter ended March 31, 2017, finance costs were $95,295 compared to $461,255 in the comparable prior year period. This includes accrued distributions on the CannTrust Opco preference shares of $0 in the three months ended March 31, 2017 and $355,368 in the comparable 2016 period. In October 2016, all of the holders of the Class A preference shares exchanged their Class A preference shares, including all accrued and unpaid distributions thereon, into Common Shares. Interest expense for the three months ended March 31, 2017 was $95,295 compared to $105,887 in the comparable 2016 period. Accretion expense for the three months ended March 31, 2017, being the difference in the actual cost on the Company's debt compared to the imputed interest rate, was $89,448 compared to $55,306 in the 2016 period.

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Transaction costs of $204,282 in the three months ended March 31, 2017 represent the cost associated with the acquisition of the Greenhouse Facility in March 2017. The loss on revaluation of the derivative liability, being the change in value attributable to the conversion feature on the Company's convertible debt, was $1,683,975 for the three months ended March 31, 2017 compared to $537,411 in the comparable 2016 period.

Income Tax

As a result of the current period and past year losses, the Company did not incur any Income Tax expense in the three month periods ended March 31, 2017 and 2016.

Net Income/Net Loss

Net loss for the first quarter ended March 31, 2017 was $777,904 compared to a net loss of $1,801,423 in the comparable 2016 period. During the quarter ended March 31, 2016 $223,278 of this net loss was attributable to CannTrust's Opco's non-controlling interest. In November 2016, the non-controlling shareholders of CannTrust Opco exchanged their shares for Common Shares of the Company resulting in CannTrust Opco becoming a wholly-owned subsidiary of the Company. Loss per share as calculated is based on the weighted number of shares of the Company outstanding during the relevant periods.

Capital Projects

In March 2017, CannTrust Opco, through its wholly-owned subsidiary Elmcliffe Investments Inc., completed the acquisition of a 386,000 square foot commercial greenhouse facility in the Niagara region for cash consideration of $6,500,000. In addition, a promissory note in the amount of $1,000,000, payable over five years in five consecutive payments of $200,000, was issued to the Vendor. This facility will provide the Company with increased production capacity to meet growing market demand. The greenhouse, once fully converted to cannabis production, will provide the Company the capacity to produce up to 25,000 kg of additional medical cannabis per year. The first phase of the conversion to ACMPR standards, at an estimated cost of $18 million, will utilize 200,000 sq. ft. of space and provide the capacity to produce up to 8,000 kg of additional medical cannabis per year. The 48 acre property which is all zoned for cannabis production will facilitate additional future greenhouse construction on the 30 acres not currently utilized.

Liquidity and Capital Resources as at March 31, 2017 and December 31, 2016 and for the periods ended March 31, 2017 and 2016

Operating cash flow and equity and debt financings are the Company's primary source of liquidity. At March 31, 2017, cash and cash equivalents were $21,518,150 compared to $4,895,145 as at December 31, 2016.

Set out below is a schedule of the Company's Working Capital as at March 31, 2017 and December 31, 2016.

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	March 31,	December 31,
	2017	2016
	$000s	$000s
Working Capital
Current Assets	31,151	11,625
Current Liabilities	1,485	3,571
	29,666	8,054
Ratio of current assets to current liabilities	21.0	3.3

Working capital is primarily represented by cash, short-term investments, inventory and biological assets, offset by accounts payable, the current portion of the promissory note issued on the greenhouse acquisition and convertible debt due on demand. The Company's working capital increased by $21,611,984 to $29,666,874 as at March 31, 2017 compared to $8,053,890 at December 31, 2016. The increase in working capital in the three months ended March 31, 2017 was primarily due to increased cash resulting from the $25 million Special Warrant Financing, the Common Share financing of $1 million and the exercise of Warrants with gross proceeds of $1.3 million, together with an increase in biological assets and a decrease in accounts payable and the elimination of the convertible debt due on demand which was converted into Common Shares.

Operating Activities

The principal use of operating cash flow is to fund the Company's operating and capital expenditures at its production facilities, its general and administrative costs and its debt service payments. During the first quarter ended March 31, 2017, the Company's cash flows used in operations were $2,333,530 compared to cash flows used in operations of $756,274 in the comparable 2016 period. This variance is largely attributable to changes in non-cash working capital items.

Investing Activities

Cash used in investing activities during the first quarter ended March 31, 2017 was $7,937,589 compared to $397,556 in the comparable 2016 period. The first quarter of 2017 investing activities includes $6,500,000 on the acquisition of the greenhouse, $510,649 on the purchase of equipment and $900,000 in short-term investments. In the comparable 2016 period, $390,983 was invested in additions to property, plant and equipment.

Financing Activities

Cash of $25,994,124 was generated by financing activities during the first quarter ended March 31, 2017 compared to $72,999 in the comparable 2016 period. The first quarter of 2017 includes net proceeds of $24,769,124 from the Special Warrant and Common Share financing and $1,300,000 million from the exercise of Warrants. In the comparable 2016 period, $72,999 was raised from the issuance of Common Shares and convertible debt to Shareholders as part of their pre-emptive rights under the Shareholders Agreement.

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Liquidity

The Company monitors its liquidity on a continuous basis to ensure there is sufficient capital to meet business requirements and to provide adequate returns to shareholders and benefits to other stakeholders. The Company manages the capital structure and adjusts it to take into account changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may, where necessary, control the amount of working capital, pursue financing, manage the timing of it capital expenditures, or sell assets. The Company is not subject to externally imposed capital requirements.

The Company's capital structure is comprised of a combination of debt and shareholders' equity. Set out below is a schedule of the capital structure of the Company as at March 31, 2017 and December 31, 2016.

	March	December
	31, 2017	31, 2016
	$000s	$000s
Promissory note	1,000	-

Convertible Debt (1)(2)	3,844	3,840

Shareholders' equity	37,902	10,468
Debt to equity	12.8%	37%

(1)	Includes convertible debentures as at March 31, 2017 and convertible debentures and notes as at December 31, 2016.
(2)	In March 2017 the $1,000,000 of convertible promissory notes plus accrued interest was converted into Common Shares of the Company.

The Company anticipates that it will require approximately $32,000,000 in order to meet its expected ongoing costs for the next twelve months. These costs include regular operating expenses, rent, insurance, fees for management and administrative services, audit fees, shareholder costs and interest, as well as the capital expenditures required at its Vaughan Facility and those required to convert Phase 1 of the Greenhouse Facility, purchased in March 2017, to ACMPR standards required for cannabis production. The Company expects to fund these expenditures from revenue generated from the sale of its medical cannabis products together with cash on hand of approximately $22,000,000. In addition, the Greenhouse Facility is presently mortgage free and it is the intention of the Company to secure first mortgage financing upon this property for up to $10,000,000 in the immediate future. The Company has had extensive discussions with mortgage lenders for such purposes and expects such mortgage financing to be in place in the near future. In addition, the Company expects to secure additional equipment financing for the co-generation equipment to be installed as part of the first phase of the development of the greenhouse.

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Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as hedging instruments to manage financial risks.

The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities and convertible debentures and debt loans. The Company does not believe that it is exposed to significant currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term nature. Note 18 to the Annual Financial Statements discloses risks related to interest rates, credit and liquidity.

Contractual Obligations

In August 2015, the Company issued $3,000,000 12% senior secured convertible debentures and, in December 2015 and February 2016, issued a further total of $640,000 of 12% unsecured convertible promissory notes, both maturing four years from closing. Each debenture holder and note holder was granted 4,545 warrants per $10,000 of debt, exercisable by the holder for a period of five years from the closing date, at a price of $1.10 per Common Share. The debt and all accrued and unpaid interest is convertible at the option of the holder into Common Shares at a price equal to $1.10 per Common Share, any time prior to the occurrence of a liquidity event. The debentures and all accrued and unpaid interest will be automatically converted into Common Shares of the Company upon the occurrence of a liquidity event at a price per common share equal to the lesser of $1.10 or a 25% discount to the price per Common Share upon the occurrence of the liquidity event. A liquidity event has been defined as (a) the completion of a public offering of Common Shares by the Company and listing on a Canadian or US stock exchange, (b) the sale for cash proceeds of all of the issued and outstanding shares in the capital of the Company or (c) the amalgamation or any other corporate transaction involving the Company with or into another entity pursuant to which the Common Shares of the resulting issuer from such transaction are listed on a Canadian or US stock exchange.

In December 2015, as part of an equity private placement transaction, warrants to purchase 1,000,000 Common Shares at a price of between $1.10 and $1.50 per Common Share were issued.

In August and September 2016, the Company issued $1,000,000 in convertible promissory notes. The notes have an interest rate of 12% per annum and are payable on demand. The notes are convertible by the holder at any time into Common Shares at a conversion rate equal to $1 per Common Share.

In December 2016, as part of the arrangement whereby the holder of the redeemable shares surrendered its put right, a warrant to purchase 1,000,000 Common Shares for 3 years at $1.30 was issued.

In March 2017, at the option of the holders, $600,000 of the Company's senior secured convertible debentures and all of the $1,000,000 of the convertible promissory debt plus accrued interest was converted into 1,712,425 Common Shares.

In March 2017, at the option of the holder, warrants to purchase 1,000,000 Common Shares (500,000 at a price of $1.10 per Common Share and 500,000 at a price of $1.50 per Common Share) were exercised for gross proceeds of $1,300,000.

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Statements of Financial Position as at March 31, 2017 and December 31, 2016

Select Consolidated Statements of Financial Position Data

	March	December
	31, 2017	31, 2016
	$000s	$000s

Cash and cash equivalents	21,518	4,895

Inventory	4,144	3,675

Biological Assets	3,948	2,320

Total assets	44,030	16,879

Current liabilities	1,485	3,571

Non-current liabilities	4,644	2,839

Assets

The Company's asset base primarily consists of cash and cash equivalents, inventories, biological assets and property, plant and equipment. The $27,151,604 increase in the asset base resulted largely from increases of cash and cash equivalents of $16,623,005, $2,096,924 in inventory and biological assets and $7,549,028 in property and equipment.

Liabilities

Total current and non-current liabilities were $6,128,580 at March 31, 2017, a decrease of $281,779 from December 31, 2016. This decrease was largely attributable to a decrease in accounts payable, the conversion into Common Shares of the debt due on demand, offset by the issuance of the promissory note and the increase in the derivative liability.

Shareholders' Equity

The Company's shareholders' equity increased by $27,433,383 to $37,901,632 at March 31, 2017 from $10,468,249 at December 31, 2016. This is mainly attributable to the net proceeds from the completion of the recent Special Warrant and Common Share financings, the exercise of warrants and the debt conversion into equity, offset by a net loss for the three months ended March 31, 2017 of $777,904.

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Risks and Uncertainties

The Company is subject to a number of broad risks and uncertainties including general economic conditions. In addition to these broad risks and uncertainties, the Company has specific risks that it faces. See "Risk Factors". Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company's business, operations and profitability.

Accounting Estimates

Certain of the Company's accounting policies set out in Note 3 to the Annual Financial Statements require that management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company's significant accounting estimates are contained in Note 4 to the Annual Financial Statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

Business combinations

In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. Judgement is used in determining whether an acquisition is a business combination or an asset acquisition.

Valuation of Biological Assets and Inventories

Biological assets, consisting of plants, are measured at fair value less costs to sell up to the point of harvest.

Determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the plants up to the point of harvest, sales price, risk, and expected remaining future yields for the plants. As the valuation of biological assets becomes the basis for the cost of finished goods inventories after harvest, this is also a significant estimate for the valuation of inventories.

The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

•	wastage of plants based on their various stages;
•	yield by plant;
•	price per gram of yield;
•	percentage of costs incurred to date compared to the costs to be incurred are used to estimate fair value of an in-process plant; and
•	percentage of costs incurred for each stage of plant growth was estimated.

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Estimated Useful lives of Property and Amortization of Plant and Equipment and Intangible Assets

Depreciation and amortization of property and equipment and finite-life intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

Stock-based Compensation

In calculating the stock-based compensation expense, key estimates such as the value of the Common Shares, the rate of forfeiture of options granted, the expected life of the option, the volatility of the value of the Common Shares and the risk-free interest rate are used.

Warrants

In calculating the value of the warrants, key estimates such as the value of the Common Shares and the risk free interest rate are used.

Redeemable Shares

In calculating the fair value of the redeemable shares, key estimates such as the value of the Common Shares are used.

Taxes

Deferred tax assets will be recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies. The Company has not yet recognized a deferred tax asset in respect of its deductible temporary differences and past losses incurred as it has not yet demonstrated that it will generate sufficient profits to utilize this tax asset.

Future Accounting Pronouncements

These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 15 – Revenue from contracts with customers

In May 2014, IFRS 15 was issued by the IASB which provides a comprehensive framework for recognition, measurement, and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. Early adoption is permitted. The Company is currently assessing the potential impacts of IFRS 15.

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IFRS 9 – Financial Instruments

IFRS 9 was issued by IASB in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss and amortized cost. Financial liabilities held-for-trading are measured at fair value through profit or loss, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. The effective date of IFRS 9 is January 1, 2018, with earlier adoption permitted. The Company is currently assessing the potential impact of IFRS 9.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, which specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, and a lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. Early adoption is permitted if IFRS 16 has also been adopted. The Company is currently assessing the potential impact of IFRS 16.

IFRS 2 Share-Based Payment

In June 2016, the IASB issued amendments to IFRS 2. These amendments provide clarification on how to account for certain types of share-based payment transactions. The amendments are effective for the annual period beginning on or after January 1, 2018. The extent of the impact of the adoption of the amendments has not yet been determined.

IAS 7 Statement of Cash Flows

As part of their disclosure initiative, the IASB has issued amendments to IAS 7 Statement of Cash Flows to improve information provided to users of financial statements about an entity's financial activities by making the following changes

•	The following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes;

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•	The International Accounting Standards Board ("IASB") defines liabilities arising from financing activities as liabilities "for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities". It also stresses that the new disclosure requirements also relate to changes in financial assets if they meet the same definition; and
•	Changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

The amendments to IAS 7 are effective for annual periods beginning on or after January 1, 2017.

IAS 12 Income Taxes

In January 2016, the IASB issued amendments to IAS 12 to provide clarification on the following aspects relating to the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value.

•	Unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use;
•	The carrying amount of an asset does not limit the estimation of probable future taxable profits;
•	Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; and
•	An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilisation of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

Adoption of the amendments to IAS 12 is required for the annual period beginning on or after January 1, 2017.

Non-IFRS Financial Measure and Reconciliation

Earnings (Loss) before Interest, Taxes, Depreciation and Amortization ("EBITDA")

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it may not be comparable to similar measures presented by other companies.

Management uses EBITDA to evaluate the performance of our business as it reflects its ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company's ability to service debt and to meet other payment obligations or as a common measurement to value companies in the biopharmaceutical industry. EBITDA has no directly comparable IFRS financial measure. Such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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The Company measures EBITDA as net earnings (loss) plus income taxes, interest expense and depreciation and amortization.

The following table provides a reconciliation of earnings as determined under IFRS to EBITDA.

Calculation of EBITDA	Three
	Months		December 31
	Ended March
	31
	2017	2016	2016	2015	2014
	$	$	$	$	$
Net income (loss)	(778)	(1,801)	(13,620)	(6,820)	(12,754)
Finance costs(1)	2,073	1,060	2,256	2,082	800
(Gain) Loss on revaluation of Redeemable Shares	-	(4)	9,807	28	8,766
Depreciation and amortization	401	340	1,471	1,153	475
EBITDA (Loss)	1,696	(405)	(86)	(3,557)	(2,713)

Notes:

(1)	Finance costs include interest, accretion expense, gain on revaluation of derivative liability, transaction costs and accrued distributions on CannTrust Opco preference shares for the purposes of calculating EBITDA.

Disclosure Controls and Internal Controls over Financial Reporting

Internal Control over Financial Reporting

In accordance with National Instrument 52-109 of the Canadian Securities Administrators, management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures ("DCP") and Internal Control over Financial Reporting ("ICFR"). If and when the Company becomes a reporting issuer in Canada its CEO and CFO will be required to file certifications relating to DCP and ICFR for the Company in connection with its interim and annual filings, commencing with its first reporting period after becoming a publicly traded company.

Changes in Internal Control over Financial Reporting

During the latter part of the year ended December 31, 2016, the Company engaged a new Chief Financial Officer and in April 2017, to better align its Financial Reporting capabilities with the growth profile of the Company, created a new position and hired a Director of Finance. In addition, the Company has entered into management services agreements (the "Service Agreements") with Forum Financial Corporation ("Forum"). Under the Service Agreements, the Company has appointed Forum to provide services to the Company to assist it with its continuous disclosure and reporting requirements. There have been no other significant changes made to the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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Limitations of Controls and Procedures

The Company's management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

DIVIDENDS

The Company has not, since its inception, declared or paid any dividends on the Common Shares. The declaration of dividends on the Common Shares is within the discretion of the board of directors of the Company (the "Board") and will depend on the assessment of, among other factors, capital requirements, earnings, and the operating and financial condition of the Company. At the present time, CannTrust's anticipated capital requirements are such that CannTrust follows a policy of retaining all available funds and any future earnings in order to finance CannTrust's business development and corporate growth. CannTrust does not currently intend to declare or pay cash dividends on the Common Shares within the foreseeable future. See "Risk Factors – Dividends".

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OUTSTANDING SECURITY DATA

As of April 30, 2017, the following securities were outstanding:

Securities

Outstanding:

Common Shares	71,393,345
Convertible Debentures(1)	$3,040,919
Options(2)(3)	1,565,000
Warrants(4)	2,654,798
Special Warrants(5)	12,584,100
Agent's Warrants(6)	594,390

Notes:

(1)	Together with accrued and unpaid interest, the principal amount of the convertible debentures of the Company will automatically convert into Common Shares at a price of $1.10 per Common Share upon listing of the Common Shares on the CSE.

(2)	Each Option is exercisable to acquire a Common Share at an exercise price of $2.00 per Common Share until February 16, 2027.

(3)	Each director of the Company shall be granted 50,000 Options concurrently with the listing of Company's Common Shares on the CSE, for a total of 350,000 Options. Each Option will exercisable to acquire a Common Share at an exercise price of $2.00 per Common Share for a period of ten years from the date of grant.

(4)	(i) Warrants exercisable to acquire 1,654,798 Common Shares at an exercise price of $1.10 per Common Share until August 20, 2020; (ii) Warrants exercisable into 1,000,000 Common Shares at an exercise price of $1.30 per Common Share until December 31, 2019.

(5)	Each Special Warrant entitles the holder thereof to acquire, upon voluntary exercise prior to, or deemed exercise on, the Deemed Exercise Date, one Qualified Share, subject to adjustment in certain circumstances, without payment of any additional consideration. See "Plan of Distribution".

(6)	Each Agent's Warrant is exercisable to acquire one Agent's Share, subject to adjustment in certain circumstances, at an exercise price of $2.00 per Agent's Warrant until February 16, 2019.

DESCRIPTION OF SHARE CAPITAL

As of April 30, 2017 the authorized capital of the Company consisted of an unlimited number of Common Shares without par value of which there are 71,393,345 Common Shares outstanding as of the date hereof. See "Consolidated Capitalization".

Common Shares

Each Common Share entitles the holder thereof to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. The holders of Common Shares are entitled to receive if, as and when declared by the Board, dividends in such amounts as shall be determined by the Board in its discretion. The holders of Common Shares have the right to receive the Company's remaining property and assets after payment of debts and other liabilities on a pro rata basis in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. See "Dividend Policy".

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Voting Trust Agreement Regarding Election of Directors

The Company intends to enter into a voting trust agreement regarding the election of directors (the "Voting Trust Agreement") with certain shareholders of the Company (the "Participating Shareholders") at the time of listing of the Common Shares on the CSE. Under the Voting Trust Agreement, which has a term of one year from the time of listing of the Common Shares on the CSE, the Participating Shareholders will appoint Cannamed Financial Corp. (the "Voting Trustee") as their voting trustee with the authority to vote their Common Shares or Common Shares that may be subsequently acquired and held by a Participating Shareholder with regard to the appointment of the directors of the Company. Under the terms of the Voting Trust Agreement, Aubrey Dan and Norman Paul shall only be subject to its terms if they are a director of the Company or if they resign as a director of the Company. The Voting Trust Agreement has no effect beyond the voting support of the directors of the Company.

CONSOLIDATED CAPITALIZATION

The following table sets forth our capitalization as at March 31, 2017, both before and after giving effect to the Offering. Other than the Offering, there have been no material changes in our consolidated share and loan capital since March 31, 2017. See "Prior Sales".

The following table must be read in conjunction with the Financial Statements, which appear elsewhere in this Prospectus.

	As at March	As at March
	31, 2017	31, 2017 after
	before giving	giving effect
	effect to the	to the
	Exercise of	Exercise of
	Special	Special
	Warrants	Warrants
Cash and Cash
Equivalents	21,518,150	21,518,150

Debt (including current maturities)
Convertible Debentures	3,040,919	3,040,919
Loans and Borrowings	1,000,000	1,000,000

Total Debt(1)	4,040,919	4,040,919

Total Equity(1)	37,901,632	37,901,632

Total Capitalization	41,942,551	41,942,551

Notes:

(1) Does not include Common Shares issuable on the exercise of outstanding options and warrants and conversion of the convertible debentures of the Company.

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OPTIONS TO PURCHASE SECURITIES

As of the date hereof, we have granted 1,565,000 Options to purchase Common Shares to a total of 68 employees, with each option exercisable to acquire a Common Share at an exercise price of $2.00 per Common Share until February 16, 2027. In addition each director of the Company shall be granted 50,000 Options concurrently with the listing of the Company's Common Shares on the CSE, for a total of 350,000 Options, with each such option exercisable to acquire a Common Share at an exercise price of $2.00 per Common Share for a period of ten years from the date of grant. See "Executive Compensation – Stock Option Plan".

PRIOR SALES

This table sets out particulars of the Common Shares and securities exercisable for or exchangeable into Common Shares issued within the 12 months prior to the date of this Prospectus.

Date of		Number of
Issuance/Grant	Type of Security	Securities Issued		Issue/Exercise Price

December 15, 2016	Common Shares	3,416,208		$1.30

December 23, 2016	Common Shares	2,403,846	(7)	$1.30

February 16, 2017	Special Warrants(1)	12,584,100		$2.00

February 16, 2017	Common Shares	510,000		$2.00

February 16, 2017	Agent's Warrants(2)	594,390		$2.00

February 16, 2017	Common Shares(6)	75,000		$2.00

March 9, 2017	Common Shares(3)	500,000		$1.10

March 9, 2017	Common Shares(3)	500,000		$1.50

March 10, 2017	Common Shares(4)	644,264		$1.10

March 10, 2017	Common Shares(5)	1,068,161		$1.00

April 30, 2017	Common Shares(6)	100,000		$2.00

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Notes:

(1) The Company issued an aggregate of 12,584,100 Special Warrants in connection with the Offering. See "Plan of Distribution".

(2) Issued to the Agent and certain registrants comprising the selling group in connection with the Offering.

(3) Common Shares issued on exercise of warrants.

(4) Common Shares issued on conversion of $600,000 principal amount convertible debentures plus accrued interest.

(5) Common Shares issued on conversion of $1,000,000 principal amount loan plus accrued interest.

(6) Common Shares issued for services provided.

(7) Includes 2,000,000 Common Shares issued to Cannamed Financial Corp. in consideration for the surrender by Cannamed Financial Corp. of its put rights under the Company's shareholders' agreement, and the balance of 403,846 were issued for services provided.

DESCRIPTION OF SECURITIES BEING QUALIFIED FOR DISTRIBUTION

The Company is authorized to issue an unlimited number of Common Shares, of which as at April 30, 2017, 71,393,345 Common Shares were issued and outstanding.

This Prospectus is being filed for the purpose of qualifying the distribution of 12,584,100 Qualified Shares, issuable upon the exercise or deemed exercise of the Special Warrants.

Common Shares

The Qualified Shares issuable upon the exercise or deemed exercise of the Special Warrants will have the same rights as the Common Shares. See "Description of Share Capital" for a description of the attributes of the Common Shares.

Agent's Warrants

Each Agent's Warrant entitles the holder to purchase one Common Share at a price of $2.00 per Agent's Warrant, subject to certain adjustments, at any time prior to 5:00 p.m. (Toronto time) on the date that is 24 months following the date of issuance of the Agent's Warrant.

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

Each of the Participating Shareholders will, prior to the listing of the Common Shares on the CSE, provide an undertaking (the "Undertakings") to the Agent to demonstrate their continuing commitment to the Company. Pursuant to the Undertakings, the Participating Shareholders will be permitted to sell Common Shares based on the following schedule: 10% on the listing date (10% cumulative); 5% at two months after the listing date (15% cumulative); 5% at four months after the listing date (20% cumulative); 10% at six months after the listing date (30% cumulative); 10% at eight months after the listing date (40% cumulative); 10% at 10 months after the listing date (50% cumulative); 25% at 12 months after the listing date (75% cumulative); and, 25% at 18 months after the listing date (100% cumulative).

Upon the listing of the Common Shares on the CSE, the following Common Shares will be subject to the Undertakings:

Designation of	Number of Common Shares Subject to	Percentage of
Class	Contractual Restriction on Transfer	Common Shares

Common Shares	41,918,135	58.7%

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PRINCIPAL SHAREHOLDER

As of the date of this Prospectus, to the knowledge of the directors and officers of the Company, no person beneficially owns or exercises control or direction over Common Shares carrying more than 10% of the votes attached to Common Shares, except for the following:

			Percentage of
			Outstanding
			Shares After
			the Exercise or
			Deemed
	Number of		Exercise of the
	Common	Type of	Special
Name	Shares	Ownership	Warrants(5)
The Paul Family Trust(1)(2)(5)	12,431,755	Beneficial	14.33%
Cannamed Financial Corp.(3)(4)(5)	11,265,144	Of record	12.98%

Notes:

(1) The Paul Family Trust is the beneficial and registered holder of 6,799,183 Common Shares and has a beneficial interest in 5,632,572 Common Shares through its 50% ownership of Cannamed Financial Corp.

(2) Eric Paul is the sole Trustee of The Paul Family Trust. The beneficiaries of The Paul Family Trust are Eric Paul's children, Jason Paul and Nicole Paul.

(3) Forum Financial Corporation, which is 100% owned by Fred Litwin, has the right to appoint the majority of the board of directors of Cannamed Financial Corp. The shareholders of Cannamed Financial Corp., beneficially and of record, are as follows: The Paul Family Trust . – 50%; York Capital Funding Inc. – 21%; Forum Financial Corporation – 15%; Mar-Risa Holdings Inc. – 10.25%; and, Sutton Management Limited – 3.75%. York Capital Funding Inc. is beneficially owned 78.3% by Mar-risa Holdings Inc., 9.8% by Mark Litwin and 9.8% by Risa Litwin. Mar-Risa Holdings Inc. is beneficially owned by the Litwin (1996) Trust, whose beneficiaries are Mark Litwin and Risa Litwin. Sutton Management Limited is owned as to 50% each by Mark Litwin and Risa Litwin.

(4) Cannamed Financial Corp. is the Voting Trustee under the Voting Trust Agreement.

(5) Assumes the conversion of all Convertible Debentures which will automatically convert into Common Shares upon listing of the Common Shares on the CSE.

(5) Assumes all Special Warrants will be exercised or deemed to be exercised.

Voting Trust Agreement Regarding Appointment of Directors

The Company will enter into the Voting Trust Agreement with the Participating Shareholders of the Company at the time of listing of the Common Shares on the CSE. Under the Voting Trust Agreement, the Participating Shareholders will appoint the Voting Trustee as their voting trustee with the authority to vote their Common Shares or Common Shares that may be subsequently acquired and held by a Participating Shareholder with regard to the appointment of the directors of the Company. See "Description of Share Capital - Voting Trust Agreement Regarding Election of Directors".

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EXECUTIVE OFFICERS AND DIRECTORS

The following table sets out, for each of our directors and executive officers, the person's name, age, province or state and country of residence, position with us, principal occupation, number of Common Shares owned or controlled, and, if a director, the date on which the person became a director. Our directors are expected to hold office until our next annual general meeting of shareholders. Our directors are elected annually and, unless re-elected, retire from office at the end of the next annual general meeting of shareholders. As a group, the directors and executive officers beneficially own, or control or direct, directly or indirectly, a total of 29,044,019 Common Shares, representing 33.47% of the Common Shares outstanding assuming exercise or deemed exercise of the Special Warrants.

					Number of
Name and Province or					Common
State and Country of		Position with	Director	Principal	Shares Owned
Residence	Age	the Company	Since	Occupation	or Controlled

Eric Paul Ontario, Canada	76	Chief Executive Officer and Director	2015	Chief Executive Officer and Director of the Company	12,431,755	(5)(8)

Ian Abramowitz Ontario, Canada	62	Chief Financial Officer	—	Chief Financial Officer of the Company	25,000	(7)

Brad Rogers Ontario, Canada	46	President and Chief Operating Officer of CannTrust Opco	—	President and Chief Operating Officer of CannTrust Opco	1,000,000

Mark Litwin(2)(3)(4) Ontario, Canada	54	Chairman and Director	2015	President of Gencan Capital Inc.

Aubrey Dan(1)(2) Ontario, Canada	53	Director	2015	Chief Executive Officer of Dancap Private Equity Inc.	6,190,383

Mitchell Sanders Ontario, Canada	57	Director	2015	Partner, Goldman, Spring, Kichler & Sanders LLP	1,255,116	(7)(9)

Norman Paul(3)	73	Director	•	CEO of Next Paradigm Inc.	6,139,864	(6)(8)

Mark Dawber(1)(3)	78	Director	•	Consultant	nil

Robert Marcovitch(1)(2)	61	Director	•	President of K2 Sports	nil

Stan Abramowitz Ontario, Canada	57	Secretary	—	Chief Financial Officer of Forum Financial Corporation

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Notes:

(1) Expected member of Audit Committee.

(2) Expected member of Compensation Committee.

(3) Expected member of Nomination and Governance Committee.

(4) Independent for purposes of NI 58-101.

(5) The Paul Family Trust is the beneficial and registered holder of 6,799,183 Common Shares and has a beneficial interest in 5,632,572 Common Shares through its 50% ownership of Cannamed Financial Corp.

(6) The Norman Paul 2013 Family Trust is the beneficial and registered holder of 5,956,253 Common Shares and Norman Paul is the beneficial and registered holder of 183,611 Common Shares.

(7) Assumes the exercise of Special Warrants held.

(8) Assumes conversion of the Convertible Debentures which will automatically convert into Common Shares upon listing of the Common Shares on the CSE.

(9) Held through Cajun Capital Corporation.

Biographies

Eric Paul, Chief Executive Officer and Director

Mr. Paul is a pharmacist and has been a senior business executive with over 40 years in the healthcare industry including MediTrust, Canada's first mail order pharmacy, a hospital medication management software system company and President of one of Canada's largest discount retailers.

Ian Abramowitz, Chief Financial Officer

Mr. Abramowitz is a CPA and Chartered Accountant with over 35 years of practice and financial experience in Canada, the USA and South Africa with operational experience in consumer packaged goods, logistics and real estate. He has a B.Acc degree from the University of the Witwatersrand, South Africa.

Brad Rogers, President and Chief Operating Officer CannTrust Opco

Mr. Rogers was a co-founder and Chief Operating Officer of Mettrum Ltd. (now owned by Canopy Growth Corp. TSX: WEED) from January 2013 until December 2015. He led Mettrum Ltd. from pre-licensing to public listing, including the licencing of three facilities and multiple rounds of financing. From 1996 to 2012, Mr. Rogers was the VP Product for Mood Media. He has an MBA from the Ivey School of Business.

Mark Litwin, Chairman

Mr. Litwin is the President of Gencan Capital Inc., a CSE listed corporation. Mr. Litwin was previously President and a Director of Gencan's predecessor corporations which were listed on the TSXV and TSX. He is also President of Sutton Management Limited, an investment and management holding company. Mr. Litwin has held the position of President and has been a director of a number of public companies. He has significant experience in the real estate industry and has a B.Econ (Hons) and MBA degrees from York University. Mr. Litwin is a member of the board of the UHN Toronto Rehab Hospital Foundation and the Mt Sinai Hospital Finance/Resource Committee.

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Aubrey Dan, Director

Mr. Dan has been the President of Dancap Family Investment Office since July 2000. He was formerly the Director of Sales at Novopharm Limited, one of the largest generic drug companies in Canada from September 1984 until September 1992 and President of Wampole Canada Inc. a manufacturer of herbs and vitamins from July 1995 until June 2000. He is a Tony Award-winning producer.

Mitchell Sanders, Director

Mr. Sanders is a senior partner at Goldman, Spring, Kichler & Sanders LLP since 1990, providing services in the areas of corporate finance, mergers and acquisitions, and securities law to mid-market clients in both Canada and the United States. He has been counsel in numerous public and private financing transactions, initial public offerings, and private placements throughout North America and currently sits on the boards and advisory committees of various companies and not-for-profit entities. He is a former long-time member of The Executive Committee (TEC), an international organization of Chief Executive Officer's, as well as a former member of the Small Business Advisory Committee to the Ontario Securities Commission, and a current member of the board of the UHN Toronto Rehab Hospital Foundation.

Norman Paul, Director

Mr. Paul is a pharmacist and one of the co-founders of CannTrust. He has over forty years of experience as a CEO and Senior Operating Executive, including at one of Canada's largest discount retailers and one of Canada's largest drug store chains. He was Founder and CEO of Meditrust, Canada's first mail order pharmacy from 1991 until 1999 when it was sold to the Katz Group. Mr. Paul was also the CEO of Autros Hospital Systems, a hospital management system from 1993 until 2001 when it was sold to a large Canadian healthcare provider. He is currently Chairman of Claim Secure, one of the largest pharmacy benefit managers in Canada and the Founder and CEO of AA Pharma, a generic drug manufacturer since 2002.

Mark Dawber, Director

Mr. Dawber is a CPA and Chartered Accountant with significant public accounting experience having been an Audit Partner at Moore Stephens Hyde Houghton from 1971 until 1998 and BDO Canada LLP from 1999 to 2000. He has extensive public company experience having served on public company boards for many years as an independent director, chair of audit committees and as a member of governance and compensation committees. He has conducted numerous assignments for the Institute of Chartered Accountants of Ontario's Professional Conduct Committee.

Robert Marcovitch, Director

Mr. Marcovitch is a seasoned Chief Executive with substantial business experience, managing Companies with in excess of $1 billion dollars in revenue. He is currently the President and CEO of K2 Ski's, an international developer, manufacturer, marketer and distributor of winter sports equipment and has held that position since October 2015 (and was previously with K2 from 1999 to 2011). His responsibilities include managing factories in Europe and the USA. He was previously the Chief Executive Officer at The Coleman Outdoor Company from 2011 until 2015, and prior to that, was Chief Executive Officer and President of Ride, Inc. from 1994 to 1999, which prior to its acquisition by K2 was a large publically traded company.

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Stan Abramowitz, Secretary

Mr. Abramowitz is a CPA and Chartered Accountant with over 30 years of practice and financial experience in Canada and South Africa. He is the Chief Financial Officer and Secretary of Forum, positions he has held since 1989. Forum is a Toronto based merchant banking group. Through his affiliation with Forum, Mr. Abramowitz has also held the positions of Chief Financial Officer, Secretary and Director of a number of public companies listed on the TSX and TSXV. Mr. Abramowitz is currently the Chief Financial Officer and a Director of Gencan Capital a CSE listed corporation. Prior to 1989, Mr. Abramowitz worked in the accounting profession. He has a B.Acc and a B.Com degree from the University of the Witwatersrand, South Africa.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No director or executive officer of the Company is, as at the date of this Prospectus, or was within 10 years before the date of this Prospectus, a director, chief executive officer or chief financial officer of any company (including the Company), that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days:

(a)	that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)	that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date of the Prospectus, or has been within the 10 years before the date of the Prospectus, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or

(b)	has, within the 10 years before the date of the Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

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No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Corporate Governance

The Canadian Securities Administrators ("CSA") have issued corporate governance guidelines pursuant to National Policy 58-201 – Corporate Governance Guidelines (the "Corporate Governance Guidelines") together with certain related disclosure requirements pursuant to NI 58-101. The Corporate Governance Guidelines are recommended as "best practices" for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we will be adopting in connection with the filing of the final prospectus, certain corporate governance policies and practices which reflect our consideration of the recommendations made in the Corporate Governance Guidelines.

The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines.

Composition of our Board

Our Board currently consists of four directors. It is intended that the holders of the Common Shares will elect the remaining directors identified herein upon filing of the (final) prospectus. Such elections will be effective on a date determined by the Board, and in any event prior to the filing of the final prospectus in connection with the Offering. Under our Articles, our Board may consist of a minimum of 1 and a maximum of 10 directors as fixed from time to time by the directors, and our directors are permitted to appoint additional directors in accordance with, and subject to the limitations in, the OBCA and our by-laws from time to time. Under the OBCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. Generally, the directors are elected at each of the annual general meetings of shareholders of the Company and the term of office for each of the directors expires at the time of the annual shareholders meeting following such election. Under the OBCA, not less than one quarter of our directors must be "resident Canadians" as defined in the OBCA.

Director Independence

Under Canadian securities laws, our Board has determined that, at the time of filing of the final prospectus in connection with the Offering, five members of our Board will be considered independent within the meaning of National Instrument 52-110 – Audit Committees ("N1 52-110"). Pursuant to NI 52-110, Mark Litwin, Aubrey Dan, Norman Paul, Mark Dawber and Robert Marcovitch are considered independent, whereas Eric Paul and Mitchell Sanders are not considered to be independent as a result of their respective relationships with the Company.

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To enhance the independent judgment of our Board, the independent members of our Board may meet in the absence of members of management and the non-independent directors. Open and candid discussion among the independent directors will be facilitated by the relatively small size of the Board and weight will be attributed to the views and opinions of the independent directors. All non-independent directors will be responsible to our Board as a whole and have a duty of care to the Company.

Our Board will hold regularly scheduled quarterly meetings as well as ad hoc meetings from time to time. The independent members of our Board will also meet, as required, without the non-independent directors and members of management before or after each regularly scheduled Board meeting. Mark Litwin will be the independent Chair of our Board and will be responsible for ensuring that the directors who are independent have opportunities to meet without management present, as required. The Chair's responsibilities and duties will be described in detail in a position description to be developed by the Board.

Discussions will be led by the independent Chair of the Board who will provide feedback subsequently to the Board. A director who has a material interest in a matter before our Board or any committee on which he or she serves will be required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the OBCA regarding conflicts of interest.

Our Board will approve written position descriptions for the chair of each of our Board's committees and our Chief Executive Officer.

Other Directorships

The following directors of the Company are also directors of other reporting issuers (or the equivalent) in Canada or a foreign jurisdiction:

Name of Director	Name of Reporting Issuer and Exchange

Mark Dawber	Gencap Capital Inc. (CSE)

Majority Voting Policy

We will adopt a "Majority Voting Policy". A nominee for election as a member of our Board who does not receive a greater number of votes "for" than votes "withheld" with respect to the election of such director by shareholders of the Company will be expected to offer to tender his or her resignation to the Chair of the Board promptly following the meeting of shareholders at which the directors were elected. The Nomination and Governance Committee will consider such offer and make a recommendation to our Board on whether or not to accept the resignation. Our Board will promptly accept the resignation unless it determines, in consultation with the Nomination and Governance Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. Our Board will make its decision and announce it in a press release within 90 days following the relevant meeting of the Company's shareholders. A director who tenders a resignation pursuant to our Majority Voting Policy will not participate in any meeting of our Board or the Nomination and Governance Committee at which the resignation is considered. Our Majority Voting Policy will not apply in the case of meetings at which the number of directors nominated for election is greater than the number of seats available on the Board.

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Director Term Limits and Other Mechanisms of Board Renewal

Our Board has not adopted director term limits or other automatic mechanisms of Board renewal; however, each member of the Board will serve from the date of election or appointment until the next annual meeting of the Company's shareholders at which directors are elected. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of Board renewal, the Nomination and Governance Committee will develop a skills and competencies matrix for our Board as a whole and for individual directors. The Nomination and Governance Committee will also conduct a process for the assessment of our Board, each Board committee and each director regarding his, her or its effectiveness and contribution, and will report evaluation results to our Board on a regular basis.

Charter of the Board

Our Board will be responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management. Our Board will adopt a formal charter that includes the following:

•	developing the corporate goals and objectives that our Chief Executive Officer is responsible for meeting and reviewing the performance of our Chief Executive Officer against such corporate goals and objectives;

•	taking steps to satisfy itself as to the integrity of our Chief Executive Officer and other executive officers and that our Chief Executive Officer and other executive officers create a culture of integrity throughout the organization; and

•	reviewing and approving management's strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures.

Orientation and Continuing Education

Following the filing of the final prospectus in connection with the Offering, we will implement an orientation program for new directors under which each new director will meet separately with the Chair of our Board and the members of the senior executive team.

The chair of each committee of our Board will be responsible for coordinating orientation and continuing director development programs relating to the committee's charter. The Chair of our Board will be responsible for overseeing continuing education of the directors, designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current.

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Diversity

We believe that having a diverse Board can offer a breadth and depth of perspectives that enhance the Board's performance. The Nomination and Governance Committee will value diversity of abilities, experience, perspective, education, gender, background, race and national origin. Recommendations concerning director nominees to be made by the Nomination and Governance Committee will be based on merit and past performance as well as expected contribution to the Board's performance and, accordingly, diversity will be taken into consideration.

We similarly believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals. We have recruited and selected senior management candidates that represent a diversity of business understanding, personal attributes, abilities and experience.

None of our directors and none of our executive officers are women. We do not currently have a formal policy for the representation of women on the Board or senior management of the Company. The Nomination and Governance Committee will, and our senior executives already do, take gender and other diversity representation into consideration as part of their overall recruitment and selection process. We have not adopted targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment. We do not believe that quotas or strict rules set out in a formal policy would result in improved identification or selection of the best candidates. Quotas based on specific criteria would limit our ability to ensure that the overall composition of the Board and senior management meets the needs of our organization and our shareholders.

We anticipate that the composition of our Board and senior management will in the future be shaped by the selection criteria established by the Nomination and Governance Committee. This will be achieved through developing a list of potential candidates for anticipated Board vacancies who fit the committee's list of evolving selection criteria, ensuring that diversity considerations are taken into account in filling Board vacancies and senior management positions, monitoring the level of female representation on the Board and in senior management positions, continuing to broaden recruiting efforts to attract and interview qualified female candidates, and committing to retention and training to ensure that our most talented employees are promoted from within our organization, all as part of our overall recruitment and selection process to fill Board or senior management positions as the need arises.

Code of Ethics and Business Conduct

Our Board will adopt a written Code of Business Conduct and Ethics (the "Code") that applies to directors, officers and employees. The objective of the Code is to provide guidelines for enhancing our reputation for honesty, integrity and the faithful performance of undertakings and obligations. The Code will address conflicts of interest, use of company assets, inventions, use of Company email and internet services, disclosure, corporate opportunities, confidentiality, fair dealing and compliance with laws. As part of our Code, any person subject to the Code is required to avoid any activity, interest (financial or otherwise) or relationship that would create or appear to create a conflict of interest.

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Our directors will be responsible for monitoring compliance with the Code, for regularly assessing its adequacy, for interpreting the Code in any particular situation and for approving changes to the Code from time to time. Directors and executive officers are required by applicable law and our corporate governance practices and policies to promptly disclose any potential conflict of interest that may arise. If a director or executive officer has a material interest in an agreement or transaction, applicable law and principles of sound corporate governance require them to declare the interest in writing and where required by applicable law, to abstain from voting with respect to such agreement or transaction.

A copy of the Code will be available for review under our profile on the SEDAR website at www.sedar.com at the time of filing of the final prospectus in connection with the Offering.

The Company will also adopt an Insider Trading Policy, a Confidentiality and Disclosure Policy and Whistleblower Policy, which complement the obligations of our directors, officers and employees under the Code.

Copies of the Insider Trading Policy, Confidentiality and Disclosure Policy and a Whistleblower Policy will be available on our website at www.canntrust.ca at the time of filing of the final prospectus in connection with the Offering.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our Board encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management will review these risks with the Board at regular Board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Committees of the Board

At the time of filing of the final prospectus in connection with the Offering, we will constitute an Audit Committee, a Compensation Committee and a Nomination and Governance Committee and will have adopted a written charter for each of these committees.

Audit Committee

We anticipate that our Audit Committee will be comprised of Messrs. Dawber, Dan and Marcovitch, and will be chaired by Mr. Dawber. We anticipate that our Board will determine that each of these directors meets the independence requirements, including the heightened independence standards for members of the Audit Committee, pursuant to NI 52-110. We also anticipate that the Board will determine that each of these directors is financially literate within the meaning of NI 52-110 and that Mr. Dawber will be identified as an audit committee financial expert as defined by NI 52-110. For a description of the education and experience of each member of the Audit Committee, see "Executive Officers and Directors".

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The Board will develop a written charter setting forth the responsibilities, powers and operations of the Audit Committee consistent with NI 52-110. The principal duties and responsibilities of our Audit Committee will be to assist our Board in discharging the oversight of:

•	the integrity of our consolidated financial statements and accounting and financial processes and the audits of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	our external auditors' qualifications and independence;

•	the work and performance of our financial management and our external auditors; and

•	our system of disclosure controls and procedures and system of internal controls regarding finance, accounting, legal compliance, and risk management established by management and our Board.

Our Audit Committee will have access to all books, records, facilities and personnel and may request any information about us as it may deem appropriate. It will also have the authority to retain and compensate special legal, accounting, financial and other consultants or advisors to advise the Audit Committee. Our Audit Committee will review and approve all related-party transactions and prepare reports for the Board on such related-party transactions.

Our Audit Committee will also be responsible for the pre-approval of all non-audit services to be provided by our auditors.

For the fiscal years ended December 31, 2016 and December 31, 2015, we paid the following fees to our external auditors:

	Fiscal Year Ended	Fiscal Year Ended
	December 31, 2016	December 31, 2015

Audit Fees(1)	$90,000	$55,200

Audit related fees(2)	$0	4,800

Tax fees(3)	$10,633	$7,200

All other fees(4)	$0	0

Total fees paid	$100,633	$67,200

Notes:

(1) Fees for audit service on an accrued basis.

(2) Fees for assurance and related services not included in audit service above.

(3) Fees for tax compliance, tax advice and tax planning.

(4) All other fees not included above.

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Compensation Committee

We anticipate that our Compensation Committee will be comprised of Messrs. Marcovitch, Dan and Litwin and will be chaired by Mr. Marcovitch. All of our anticipated Compensation Committee members will be independent for purposes of NI 58-101.

The Board will develop a written charter setting forth the responsibilities, powers and operations of the Compensation Committee. The principal duties and responsibilities of the Compensation Committee will be to assist our Board in discharging its oversight of:

•	executive compensation;

•	management development and succession;

•	director compensation; and

•	executive compensation disclosure.

Nomination and Governance Committee

We anticipate that our Nomination and Governance Committee will be comprised of Messrs. Litwin, Dawber and Norman Paul, and will be chaired by Mr. Litwin. All of our anticipated Nomination and Governance Committee members will be independent for purposes of NI 58-101.

The Board will develop a written charter setting forth the responsibilities, powers and operations of the Nomination and Governance Committee. The principal duties and responsibilities of the Nomination and Governance Committee will be to assist our Board with the following matters:

•	the Company's overall approach to corporate governance;

•	the size, composition and structure of the Board and its committees;

•	orientation and continuing education for directors;

•	related party transactions and other matters involving conflicts of interest; and

•	any additional matters delegated to the Nomination and Governance Committee by the Board.

In identifying new candidates for our Board, the Nomination and Governance Committee will consider what competencies and skills our Board, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our Board as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

It will be the responsibility of the Nomination and Governance Committee to regularly evaluate the overall efficiency of our Board, the Chair of the Board and all Board committees and their chairs.

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EXECUTIVE COMPENSATION

The following section describes the significant elements of our executive compensation program, with particular emphasis on the process for determining compensation payable to our named executive officers in 2017 ("Named Executive Officers" or "NEOs"). Where relevant, the discussion below also reflects certain contemplated changes to our compensation structure.

Our anticipated NEOs for fiscal 2017, are as follows:

•	Eric Paul, Chief Executive Officer

•	Ian Abramowitz, Chief Financial Officer

•	Brad Rogers, President and Chief Operating Officer of CannTrust Opco

Overview

Our executive compensation program has been designed to motivate, reward, attract and retain high caliber management deemed essential to ensure our success. The program seeks to align executive compensation with our short-term and long- term business objectives, business strategy and financial performance. Our compensation program is designed to achieve the following objectives:

•	provide competitive compensation opportunities in order to attract and retain talented, high caliber executive officers, whose expertise, skills and performance are critical to our success;

•	motivate these executive officers to achieve our strategic vision and business objectives;

•	align the interests of our executive officers with those of our shareholders and other stakeholders by tying a meaningful portion of compensation directly to the overall growth of our business; and

•	provide incentives that encourage appropriate levels of risk-taking by the executive team.

Compensation Discussion and Analysis

Determination of Compensation

Historically, the compensation of our executive officers has been recommended by our Chief Executive Officer and approved by the board. In anticipation of becoming a public company, the Board will adopt a written charter for the Compensation Committee that establishes, among other things, the Compensation Committee's purpose and its responsibilities with respect to executive compensation. The charter of the Compensation Committee will provide that, among other things, the Compensation Committee will be responsible for assisting the Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

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Elements of Our Executive Compensation Program

Consistent with our historical approach, and for fiscal 2017, our executive compensation program will consist primarily of the following elements: base salary, cash-based incentive compensation, long-term equity incentive compensation, limited perquisites, customary benefit programs and severance benefits.

Base Salary

Base salaries for executive officers are established based on the scope of their responsibilities and their prior relevant experience, taking into account compensation paid by other companies in the industry for similar positions and the overall market demand for such executives at the time of hire. The Company does not actively benchmark its compensation to other companies, but has reviewed the public disclosure available for other comparable medical cannabis companies to assist in determining the competitiveness of base salary (as well as bonuses, benefits and stock options) paid to the executive officers of the Company. An executive officer's base salary is determined by reviewing the executive officer's other compensation to ensure that the executive officer's total compensation is in line with the Company's overall compensation philosophy.

Base salaries are reviewed annually and increased for merit reasons, based on the executive's success in meeting or exceeding individual objectives and/or for market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive's role or responsibilities, as well as for market competitiveness.

Bonus Plans

Our compensation program includes eligibility for annual incentive cash bonuses. The range of potential bonuses is based on a percentage of base salary and is reviewed annually. NEO bonuses include corporate and financial performance targets, as well as personal performance objectives that are determined by the Board, which may include the implementation of new strategic initiatives, the development of innovations, teambuilding, the ability to manage the costs of the business and other factors. The mix between corporate and financial performance targets and personal performance objectives and the resulting bonus entitlements vary for each NEO.

Stock Option Plan

On March 8, 2017, the Company adopted an option plan (the "Stock Option Plan") to assist in attracting, retaining and motivating directors, officers, employees and consultants and to closely align their personal interests with those of the Company's shareholders by providing them with the opportunity, through Options, to acquire Common Shares.

Prior to the date of this Prospectus and pursuant to the Stock Option Plan, the Board granted Options to purchase 1,565,000 Common Shares to certain officers, employees and consultants. These Options represent 2.07% of the outstanding Common Shares (on a partially diluted basis) prior to the completion of the qualification of the issuance by the Company of the Common Shares pursuant to this Prospectus. In addition each director of the Company shall be granted 50,000 Options concurrently with the listing of the Company's Common Shares on the CSE, for a total of 350,000 Options. Each Director Option will exercisable to acquire a Common Share at an exercise price of $2.00 per Common Share for a period of ten years from the date of grant. As of the date of this Prospectus and after giving effect to the Offering (and assuming (i) the exercise or deemed exercise of all 12,584,100 Special Warrants; and (ii) that no Agent's Warrants have been exercised for Agent's Shares), these Options collectively will represent 2.16% of the outstanding Common Shares (on a partially diluted basis). For information regarding outstanding Options as of the date hereof, see "Options to Purchase Securities".

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Provisions of Stock Option Plan Applicable Upon CSE Listing

The Board will adopt an amended and restated stock option plan (the "Amended Stock Option Plan") under which options may be granted to the Company's directors, officers, employees and consultants. Options previously granted under the Stock Option Plan will be governed by the Amended Stock Option Plan, which will include the following significant terms and restrictions:

•	The aggregate number of Common Shares that may be reserved for issuance pursuant to the Amended Stock Option Plan cannot exceed 10% of the number of Common Shares issued and outstanding from time to time.

•	Any Common Shares subject to an option that expires or terminates without having been fully exercised may be made the subject of a further option.

•	Upon the partial or full exercise of an option, the Common Shares issued upon such exercise automatically become available to be made the subject of a new option, provided that the total number of Common Shares reserved for issuance under the Amended Stock Option Plan does not exceed 10% of the number of Common Shares then issued and outstanding.

•	The aggregate number of Common Shares reserved for issuance pursuant to the Amended Stock Option Plan to any one participant cannot exceed 5% of the number of Common Shares issued and outstanding at any time.

•	The aggregate number of Common Shares issuable pursuant to the Amended Stock Option Plan to insiders of the Company cannot exceed 10% of the number of Common Shares issued and outstanding at any time.

•	The aggregate number of Common Shares issued to insiders of the Company pursuant to the Amended Stock Option Plan in any one-year period cannot exceed 10% of the number of Common Shares then issued and outstanding.

The Amended Stock Option Plan provides that the aggregate number of Common Shares that may be issued upon the exercise of options cannot exceed 10% of the number of Common Shares issued and outstanding from time to time. As a result, the number of options available to be granted under the Amended Stock Option Plan will automatically increase if the Company issues any additional Common Shares in the future.

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The exercise price for each Common Share subject to an option will be determined by the Board at the time of the grant and may not be lower than the last closing price of the Common Shares on the CSE preceding the time of the grant. Options will vest and become exercisable at such time or times as may be determined by the Board on the date of the option grant.

Unless the Board determines otherwise and subject to any accelerated termination in accordance with the Amended Stock Option Plan, each option will expire on the fifth anniversary of the date on which it was granted. In no event may an option expire later than the tenth anniversary of the date on which it was granted. If the date on which an option is scheduled to expire occurs during, or within 10 business days after the last day of, a black out period applicable to the optionee, then the date on which the option will expire will be extended to the last day of such 10 business day period.

Options are non-assignable and non -transferable, with the exception of an assignment by testate succession or by the laws of descent and distribution upon the death of an optionee.

The Board may, from time to time, subject to applicable law and any required approval of the CSE, or any other regulatory authority, suspend, terminate or discontinue the Amended Stock Option Plan at any time, or amend or revise the terms of the Amended Stock Option Plan or of any option granted under the Amended Stock Option Plan; provided that no such amendment, revision, suspension, termination or discontinuance adversely affects the rights of an optionee under any previously granted option absent the consent of the optionee.

Perquisites and Other Benefits

Certain of our executive officers are provided perquisites to aid in the performance of their respective duties and to provide compensation competitive with executives with similar positions and levels of responsibilities. Perquisites generally include reimbursement of automobile expenses, monthly personal cell phone allowances, technology allowances and/or payment of professional development fees. On a prospective basis, we intend to provide similar perquisites and benefits.

Health and Insurance Benefits

Each of our executive officers, including our Named Executive Officers, is eligible to participate in our health and insurance plans on the same terms and conditions as provided to all other eligible employees. Such benefits include:

•	Medical and dental benefits;
•	long-term disability insurance; and
•	life insurance and accidental death and disability coverage.

We believe the benefits described above are necessary and appropriate to provide a competitive compensation package to our executive officers, including our Named Executive Officers.

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Tax Considerations

As a general matter, our Board reviews and considers the various tax and accounting implications of compensation programs we utilize.

Compensation Risk Assessment

In connection with becoming a public company, our Board will review the potential risks associated with the structure and design of our various compensation plans, including a comprehensive review of the material compensation plans and programs for all employees.

Compensation of Named Executive Officers

The following table sets out information concerning the expected compensation for the year ending December 31, 2017 to be paid to our NEOs.

		Option-	Annual
Name and Principal		Based	Incentive	Pension	All Other	Total
Position	Salary(1)	Awards(2)	Plans(3)	Value	Compensation(4)	Compensation
Eric Paul Chief Executive Officer	$200,000	-	-	-	-	$200,000

Ian Abramowitz Chief Financial Officer	$150,000	-	$45,000	-	-	$195,000

Brad Rogers President and Chief Operating Officer of CannTrust Opco	$200,000	-	$60,000	-	-	$260,000

Notes:

(1) Amounts represent the annualized base salary.

(2) The Compensation Committee will make recommendations to the Board for the issuance of options to the NEOs for the year ending December 31, 2017 in accordance with the compensation objectives of the Company.

(3) Represents amounts expected to be earned pursuant to our annual bonus program, based on 100% of target payment amounts. Actual payments will depend on achievement of performance goals and will be paid in cash in the year following the fiscal year in respect of which they are earned.

(4) Amounts set out under "All Other Compensation" include perquisites, that each of our Named Executive Officers is likely to receive; however, these amounts are subject to change throughout fiscal 2017 and cannot be determined at this time.

Outstanding Option-Based Awards

The following table sets out for each of our NEOs information concerning all option-based awards expected to be outstanding immediately following the filing of the final prospectus.

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		Option-Based Awards
	Number of
	Common			Value of
	Shares			Unexercised
	Underlying	Option		In-The-
	Unexercised	Exercise	Option	Money
Name	Options	Price	Expiration Date	Options(2)

Eric Paul(1) Chief Executive Officer	50,000	$2.00	February 16, 2027	-

Ian Abramowitz Chief Financial Officer	150,000	$2.00	February 16, 2027	-

Brad Rogers President and Chief Operating Officer of CannTrust Opco	250,000	$2.00	February 16, 2027	-

Note:

(1) As a Director of the Company Eric Paul will be granted 50,000 Options concurrently with the listing of the Company's Common Shares on the CSE.

(2) The value of unexercised in-the-money options has been calculated based on the Offering Price.

Employee Agreements and Termination and Change of Control Benefits

Each of the Named Executive Officers has entered into an employment agreement with the Company. Those employment agreements include provisions regarding base salary, eligibility for annual bonuses and enrolment of benefits, among other things.

In connection with their employment agreements, each Named Executive Officer entered into a confidentiality and proprietary information agreement (the "CA"). The CA requires that all information, such as trade secrets, data or other proprietary information relating to products, procedures or formulas, that is disclosed to the Named Executive Officer through the course of his employment is considered "confidential information" that is the exclusive right and property of the Company. Upon the termination of employment, the CA provides that each Named Executive Officer is prohibited for a period of 12 months from (i) being engaged, directly or indirectly, with any business which is a direct competitor of the Company in Ontario, or any other Province where the Company carries on business during the term of the employment agreement; and (ii) selling, marketing or otherwise performing any services of any nature which are similar to the services provided by the Company and which are directly competitive with the products or services sold, marketed or otherwise provided by the Company to its customers.

None of the employment agreements entered into by the Named Executive Officers provides for change of control benefits.

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Management Services Agreements

The Company has entered into the Service Agreements with Forum. Under the Service Agreements, the Company has appointed Forum, as the service provider, to provide various managerial, operational and administrative services, including services related to the Company's continuous disclosure and reporting requirements (the "Services").

Pursuant to the Service Agreements, Forum will be paid an aggregate monthly fee of $27,000. CannTrust will also reimburse all expenses incurred by Forum expressly for the purpose of providing the Services at cost and authorized in advance by CannTrust.

The Service Agreements have an initial term of one year and will be automatically renewed on a year to year basis unless (i) either the Company or Forum provide 90 days' notice of termination or (ii) the Company and Forum mutually agree to not automatically renew.

In addition, in April 2017 Forum was paid $200,000 for services provided to the Company during 2016 and 2017 with respect to the Offering and the preparation of this Prospectus, which was satisfied by the issuance of 100,000 Common Shares to Forum at an issue price of $2.00 per Common Share.

DIRECTOR COMPENSATION

Upon the qualification of the Qualified Shares pursuant to this Prospectus, we intend to have standard compensation arrangements for our non-executive directors, however, to the date hereof, no director's compensation has been paid to the directors of the Company.

The Company contemplates that each independent director, if any, will be entitled to participate in any security-based compensation arrangement or other plan adopted by the Company with the approval of the Board and/or the Company's shareholders, as may be required by applicable law or CSE policies.

The Company expects that its directors will be reimbursed for expenses incurred on the Company's behalf.

Outstanding Option-Based Awards

The following table sets out for each of our directors, other than directors who are also named executive officers, information concerning all option-based awards expected to be outstanding immediately following the filing of the final prospectus for the Offering.

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		Option-Based Awards
	Number of Common			Value of
	Shares Underlying	Option		Unexercised
	Unexercised	Exercise	Option Expiration	In-The-Money
Name	Options(1)	Price	Date	Options(2)

Mark Litwin	50,000	$2.00	February 16, 2027	-

Aubrey Dan	50,000	$2.00	February 16, 2027	-

Mitchell Sanders	50,000	$2.00	February 16, 2027	-

Norman Paul	50,000	$2.00	February 16, 2027	-

Mark Dawber	50,000	$2.00	February 16, 2027	-

Robert Marcovitch	50,000	$2.00	February 16, 2027	-

Note:

(1) Each director of the Company shall be granted 50,000 Options concurrently with the listing of the Company's Common Shares on the CSE.

(2) The value of unexercised in-the-money options has been calculated based on the Offering Price.

Indemnification and Insurance

The Company maintains director and officer liability insurance and errors and omissions insurance. In addition, the Company has entered into indemnification agreements with each of its directors. The indemnification agreements require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees' service to the Company as directors and officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company's best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defence expenses to the indemnitees by the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

As of April 30, 2017, there is no indebtedness owing to the Company from any of our current, or former, officers, directors, or employees, including in respect of indebtedness to others where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Company.

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

No person who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, and no associate of any such director or officer is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company, and no such persons owe a debt to another entity, which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Company.

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PLAN OF DISTRIBUTION

This Prospectus is being filed in the Qualifying Jurisdictions to qualify the distribution of 12,584,100 Qualified Shares, issuable upon the exercise or deemed exercise of 12,584,100 Special Warrants.

On February 16, 2017, the Company completed the Offering pursuant to prospectus exemptions under applicable securities legislation. An aggregate of 12,584,100 Special Warrants were issued in the Offering.

In connection with the Offering, the Company issued the Special Warrants in the Qualifying Jurisdictions, and in certain other jurisdictions outside of Canada, on a private placement basis at a price of $2.00 per Special Warrant, which was determined by arm's length negotiations between the Company and the Agent.

Pursuant to the Agency Agreement, the Company paid the Agent a cash commission in the amount of 6% of the gross proceeds from the Offering. As additional compensation, the Company issued to the Agent and certain registrants comprising the selling group 594,390 Agent's Warrants. Each Agent's Warrant entitles the holder thereof to acquire one Agent's Share at a price of $2.00, subject to certain adjustments, until the date that is 24 months following the date of issuance of the Agent's Warrant. Except as disclosed above, no compensation was paid to any finder or agent in connection with the Offering.

The Special Warrant Indenture provides that the Special Warrants will be deemed to be exercised on the second business day after the Deemed Exercise Date, at which time each Special Warrant shall be automatically exercised for one Qualified Share, subject to adjustment in certain circumstances, without payment of any additional consideration and without any further action on the part of the holder.

The Special Warrant Indenture provides that in the event of certain alterations of the outstanding Common Shares, including any subdivision, consolidation or reclassification, an adjustment shall be made to the terms of the Special Warrants such that the holders shall, upon the exercise or deemed exercise of the Special Warrants following the occurrence of any of those events, be entitled to receive the same number and kind of securities that they would have been entitled to receive had they exercised their Special Warrants prior to the occurrence of those events. No fractional Qualified Shares will be issued upon the exercise or deemed exercise of the Special Warrants. The holding of Special Warrants does not make the holder thereof a shareholder of the Company or entitle the holder to any right or interest granted to shareholders. The Special Warrant Indenture provides that all holders of Special Warrants shall be bound by any resolution passed at a meeting of the holders of Special Warrants held in accordance with the provisions of the Special Warrant Indenture. The foregoing summary of certain provisions of the Special Warrant Indenture is qualified in its entirety by reference to the provisions of the Special Warrant Indenture, a copy of which may be obtained on request without charge from the Company at 3280 Langstaff Road, Unit 1, Vaughan, ON L4K 4Z8, telephone: 647-872-2300.

In the event that a holder of Special Warrants exercises such securities prior to the Qualification Date, the Qualified Shares issued upon exercise of such Special Warrants will be subject to statutory hold periods under applicable securities legislation and shall bear such legends as required by securities laws.

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The Company intends to apply to list the Common Shares on the CSE. The listing of the Common Shares will be subject to the Company fulfilling all of the listing requirements of the CSE, which cannot be guaranteed.

The Company has agreed to indemnify the Agent, and each of its subsidiaries and affiliates, and each of its directors, officers, employees and agents against certain liabilities and expenses.

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the U.S. or to, or for the account or benefit of, U.S. Persons as such term is defined under the U.S. Securities Act. None of the Qualified Shares have been or will be registered under the U.S. Securities Act or the securities laws of any state of the U.S. and may not be offered or sold within the U.S. or to, or for the account or benefit of, U.S. Persons, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The Special Warrants may not be exercised by or on behalf of a U.S. Person or a person in the U.S. unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available. Accordingly, the Qualified Shares will bear appropriate legends evidencing the restrictions on the offering, sale and transfer of such securities.

RISK FACTORS

An investment in the Qualified Shares involves a high degree of risk and should be considered speculative. An investment in the Qualified Shares should only be undertaken by those persons who can afford the total loss of their investment. You should carefully consider the risks and uncertainties described below, as well as other information contained in this Prospectus, including the Financial Statements, appearing elsewhere in this Prospectus. The risks and uncertainties below are not the only ones CannTrust faces. Additional risks and uncertainties not presently known to CannTrust or that CannTrust believes to be immaterial may also adversely affect CannTrust's business. If any of the following risks occur, CannTrust's business, financial condition and results of operations could be seriously harmed and you could lose all or part of your investment.

Regulatory Risks

Achievement of the Company's business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the impact of the compliance regime Health Canada is implementing for the Canadian medical cannabis industry. Similarly, the Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. In particular, CannTrust Opco has applied to Health Canada for an amendment to its Producer's License to include production of medical cannabis from its newly acquired Greenhouse Facility and there is no assurance such amendment will be granted by Health Canada, or if granted, when it will be granted. The impact of Health Canada's compliance regime, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, results of operations and financial condition of the Company.

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The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions on the Company's operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Change in Laws, Regulations and Guidelines

The Company's operations are subject to various laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of medical cannabis as well as laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. To the knowledge of management, other than the requirement that CannTrust make routine corrections that may be required by Health Canada from time to time, the Company is currently in compliance with all such laws.

Health Canada inspectors routinely assess the Vaughan Facility against ACMPR regulations and provide the Company with follow up reports noting observed deficiencies. CannTrust is continuously reviewing and enhancing its operational procedures at the Vaughan Facility both proactively and in response to routine inspections. CannTrust follows all regulatory requirements in response to inspections in a timely manner.

The Cannabis Act creates a strict legal framework for controlling the production, distribution, sale and possession of recreational cannabis in Canada. The Cannabis Act lifts the ban on the recreational use of cannabis in Canada dating back to 1923. However, until the Cannabis Act receives Royal Assent, current laws apply and recreational cannabis remains illegal unless expressly authorized. Following Royal Assent, the federal government intends to bring the Cannabis Act into force no later than July, 2018. It is expected that the Cannabis Act would replace the ACMPR. The impact of any such new legislative system on the medical cannabis industry and the Company's business plan and operations is uncertain.

Limited Operating History

CannTrust Opco was incorporated in 2013, began carrying on business in 2014 and did not generate revenue from the sale of products until its first shipment of product on June 2015. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the early stage of operations.

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Reliance on Licenses

The Company's ability to grow, store and sell medical cannabis in Canada is dependent on the Licenses. The Licenses are subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of the Licenses or any failure to maintain the Licenses would have a material adverse impact on the business, results of operations and financial condition of the Company. The CannTrust Producer's License was renewed on March 14, 2017 with a term ending on August 14, 2018 and the CannTrust Research License was issued on January 1, 2017 with a term ending December 31, 2017. Although CannTrust believes it will meet the requirements of the ACMPR for future extensions or renewals of the Licenses, there can be no guarantee that Health Canada will extend or renew these Licenses or, if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the Licenses or should they renew the Licenses on different terms, the business, results of operations and financial condition of the Company would be materially adversely affected.

Currently Reliant on One Facility

The Vaughan Facility is currently the Company's only licensed facility under the ACMPR. The Licenses held by CannTrust Opco are specific to the Vaughan Facility. Adverse changes or developments affecting the Vaughan Facility, including but not limited to a breach of security, could have a material and adverse effect on the Company's business, financial condition and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada, could also have an impact on the Company's ability to continue operating under the Licenses or the prospect of renewing the Licenses.

CannTrust Opco has applied to Health Canada for an amendment to its Producer's License to include production of medical cannabis from its newly acquired Greenhouse Facility and there is no assurance such amendment will be granted by Health Canada, or if granted, when it will be granted.

Reliance on Management

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company's business, operating results or financial condition.

Reliance on Key Inputs

The Company's business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs , or an inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

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Dependence on Suppliers and Skilled Labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company's capital expenditure program may be significantly greater than anticipated by the Company's management, and may be greater than funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse effect on the financial results of the Company.

Risks Inherent in an Agricultural Business

The Company's business involves the growing of medical cannabis, an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although CannTrust grows its products indoors under climate controlled conditions, and while all growing conditions are carefully monitored with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

Vulnerability to Rising Energy Costs

CannTrust's medical cannabis growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Transportation Risks

Due to its direct to client shipping model, the Company depends on fast and efficient courier services to distribute its product. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Company. Rising costs associated with the courier services used by the Company to ship its products may also adversely impact the business of the Company and its ability to operate profitably.

Due to the nature of the Company's products, security of the product during transportation to and from the Company's facilities is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on the Company's business, financial condition and prospects. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of Health Canada, could also have an impact on the Company's ability to continue operating under the Licenses or the prospect of renewing the Licenses.

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Operating Risk and Insurance Coverage

The Company has insurance to protect its assets, operations and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company's liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Environmental and Employee Health and Safety Regulations

The Company's operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the products produced by CannTrust caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claims or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

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Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by CannTrust are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by CannTrust were subject to recall, the image of that product and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products produced by CannTrust and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the operations of CannTrust by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Shelf Life of Inventory

We hold finished goods in inventory and our inventory has a shelf life. Finished goods in our inventory include herbal cannabis and cannabis oil products. We have completed shelf life stability testing on our herbal cannabis. This testing concluded that the potency of our herbal cannabis remains static for approximately 20 months. In consultation with Health Canada, we elected to set the shelf life for our herbal cannabis products at 12 months once it is bottled. We are currently completing shelf life stability tests for cannabis oils, which we anticipate will have a longer shelf life than herbal cannabis. Our typical turnover rate for inventory has been within 4 months of final production, however this turnover rate may change and our inventory may reach its expiration and not be sold. Management regularly reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to manufacture and sell such inventory, write-down of inventory may still be required. Any such write-down of inventory could have a material adverse effect on our business, financial condition, and results of operations.

Unfavourable Publicity or Consumer Perception

The Company believes the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical cannabis produced. Consumer perception of the Company's products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company's products and the business, results of operations, financial condition and cash flows of the Company. The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis in general, or the Company's products specifically, or associating the consumption of medical cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products legally, appropriately or as directed.

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Client Acquisitions

The Company's success depends on its ability to attract and retain clients. There are many factors which could impact the Company's ability to attract and retain clients, including but not limited to the Company's ability to continually produce desirable and effective product, the successful implementation of the Company's client-acquisition plan and the continued growth in the aggregate number of patients selecting medical cannabis as a treatment option. The Company's failure to acquire and retain patients as clients would have a material adverse effect on the Company's business, operating results and financial condition.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Lack of Profitability

The Company has incurred losses in recent periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company's revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

Additional Financing

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company's debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company had negative operating cash flow for the fiscal years ending December 31, 2015 and December 31, 2016. If the Company continues to have negative cash flow into the future, additional financing proceeds may need to be allocated to funding this negative cash flow in addition to the Company's operational expenses. The Company may require additional financing to fund its operations to the point where it is generating positive cash flows. Continued negative cash flow may restrict the Company's ability to pursue its business objectives.

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Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, the Company's executive officers and directors may devote time to their outside business interests provided that such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company's executive officers and directors may have fiduciary obligations associated with these business interests that could interfere with their ability to devote time to the Company's business and affairs and that may adversely affect the Company's operations. These business interests could require significant time and attention of the Company's executive officers and directors to the detriment of the Company.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Litigation

The Company may become party to litigation from time to time which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company such a decision could adversely affect the Company's ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources. Litigation may also create a negative perception of the Company's brand.

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Competition

The proposed Cannabis Act and the introduction of a recreational model for cannabis production and distribution may impact the medical cannabis market. The impact of this potential development may be negative for the Company, and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

The government has only issued to date a limited number of licenses under the ACMPR to produce and sell medical cannabis. According to Health Canada, there are currently 45 Licensed Producers. There are, however, several hundred applicants for licenses. The number of licenses granted could have an impact on the operations of the Company. Because of early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. The Company also faces competition from illegal marijuana dispensaries that are selling marijuana to individuals despite not having a valid license under the ACMPR.

If the number of users of medical cannabis in Canada increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

As well, the legal landscape for medical and recreational cannabis is changing internationally. More countries have passed laws that allow for the production and distribution of medical cannabis in some form or another. The Company has some international partnerships in place, which may be effected if more countries legalize medical marijuana. Increased international competition might lower the demand for the Company's products on a global scale.

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Research and Development and Product Obsolescence

Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize the Company's business. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company's products obsolete, less competitive or less marketable. The process of developing the Company's products is complex and requires significant continuing costs, development efforts and third party commitments. The Company's failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect the business, financial condition and operating results of the Company. The Company may be unable to anticipate changes in its potential customer requirements that could make the Company's existing technology obsolete. The Company's success will depend, in part, on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of the Company's proprietary technology entails significant technical and business risks. The Company may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or medical requirements or preferences or emerging industry standards.

Information Systems Security Threats

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology ("IT") services in connection with its operations. The Company's operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Cyber incidents can result from deliberate attacks or unintentional events. Cyber attacks could result in any person gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, including personally identifiable information, corrupting data, or causing operational disruption. Cyber attacks could also result in important remediation costs, increased cyber security costs, lost revenues due to a disruption of activities, litigation and reputational harm affecting customer and investor confidence, which could materially adversely affect our business and financial results.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future which could be in excess of any available insurance, and could materially adversely affect our business and financial results. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

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Intellectual Property Rights

CannTrust depends on its ability to protect its proprietary technology. CannTrust relies on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with executives, consultants and third parties, all of which offer only limited protection. If CannTrust is compelled to spend significant time and money protecting or enforcing CannTrust's patents, designing around patents held by others or licensing or acquiring, potentially for large fees, patents or other proprietary rights held by others, CannTrust's business and financial prospects may be harmed. If CannTrust is unable to effectively protect the intellectual property that CannTrust owns, other companies may be able to offer for sale the same or similar products as CannTrust's products, which could materially adversely affect CannTrust's competitive business position and harm CannTrust's business prospects. CannTrust's patents may be challenged, narrowed, invalidated or circumvented, which could limit CannTrust's ability to stop competitors from marketing the same or similar products or limit the length of term of patent protection that CannTrust may have for CannTrust's products. Even if CannTrust's patents are unchallenged, they may not adequately protect CannTrust's intellectual property, provide exclusivity for CannTrust's products or prevent others from designing around CannTrust's claims. Any of these outcomes could impair CannTrust's ability to prevent competition from third parties, which may have an adverse impact on CannTrust's business.

Reputational Risk to Third Parties

The parties with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company's medical cannabis business activities. Failure to establish or maintain business relationships could have a material adverse effect on the Company.

Dividends

Any decision to declare and pay dividends in the future will be made at the discretion of the Company's Board and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Company's Board may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

Holding Company

The Company is a holding company and essentially all of its assets are the capital stock of its subsidiaries, CannTrust Opco, Elmcliffe and CCTPC. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company's cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Company's material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.

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Limited Market for Securities

There can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell any securities of the Company.

Volatile Market Price for the Common Shares

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company's control, including the following:

•	actual or anticipated fluctuations in the Company's quarterly results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which the Company operates;

•	addition or departure of the Company's executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding Common Shares;

•	sales or perceived sales of additional Common Shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Company's industry generally and its business and operations;

•	announcements of developments and other material events by the Company or its competitors;

•	fluctuations to the costs of vital production materials and services;

•	changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

•	operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and

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•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company's industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Sales of Substantial Amounts of the Common Shares

Sales of substantial amounts of the Common Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Common Shares. A decline in the market prices of the Common Shares could impair the Company's ability to raise additional capital through the sale of securities should it desire to do so.

Limited Number of Existing Shareholders

The Company's management, directors and employees own a substantial number of the outstanding Common Shares (on a fully diluted basis). As such, the Company's management, directors and employees, as a group, each are in a position to exercise significant influence over matters requiring shareholder approval, including the election of directors and the determination of significant corporate actions. As well, these shareholders could delay or prevent a change in control of the Company that could otherwise be beneficial to the Company's shareholders.

Controlling Influence of the Voting Trustee

Upon completion of this Offering, with respect to the election of directors of the Company, the Voting Trustee will retain voting control over 40,143,468 Common Shares which represents 46.3% of the number of votes attaching to all Common Shares. Accordingly, the Voting Trustee will exercise a controlling influence over our business and affairs. Such consolidation of voting power could have the effect of deterring or preventing a change in control of the Company that might otherwise be beneficial to shareholders. Furthermore, the interests of the Voting Trustee may differ from those of the other holders of the Common Shares. See "Description of Share Capital" and "Principal Shareholder".

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The Company encourages each security holder to consult with its own tax or professional advisor to understand the tax considerations generally applicable with purchasing or owning the Qualified Shares.

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LEGAL PROCEEDINGS

The Company is not aware of any material legal proceedings involving the Company nor are any such proceedings known by the Company to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Prospectus, none of (i) the directors or executive officers of the Company, (ii) the shareholders who beneficially own or control or direct, directly or indirectly, more than 10% of the voting shares of the Company, or (iii) any associate or affiliate of the persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction within the three years before the date of this Prospectus or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Company.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Collins Barrow Toronto LLP at its offices located at 11 King Street West, Suite 700, Toronto, Ontario M5H 4C7.

The registrar and transfer agent for the Common Shares is expected to be TSX Trust Company at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by the Company since the beginning of the last financial year, or before the beginning of the last financial year that are still in effect, which may be regarded as material, are as follows:

1.	Agency Agreement among the Company and the Agent dated February 16, 2017. See “Plan of Distribution” for more information.

2.	Special Warrant Indenture between the Company and the Special Warrant Agent made as of February 16, 2017. See “Plan of Distribution” for more information.

3.	Voting Trust Agreement between the Company, the Voting Trustee and the Participating Shareholders to be dated as of the date of the (final) prospectus. See “Description of Share Capital”.

Copies of the foregoing contracts may be inspected at the Company’s head office during normal business hours at any time during the period of distribution of the securities offered hereby.

EXPERTS

Certain legal matters in respect of this Prospectus have been passed upon on behalf of the Company by Fogler, Rubinoff LLP and Goldman, Spring, Kichler & Sanders LLP and on behalf of the Agent by Baker & McKenzie LLP. As of the date hereof, the partners and associates of Fogler, Rubinoff LLP and “designated professionals” (as such term is defined in Form 51-102F2 of National Instrument 52-102 Continuous Disclosure Obligations) of Baker & McKenzie LLP as a group, own, directly or indirectly, in the aggregate, less than one percent of the outstanding securities of the Company. Mitchell Sanders, a director of the Company and a partner of Goldman, Spring, Kichler & Sanders LLP, as of the date hereof beneficially owns 1,221,116 Common Shares of the Company, representing 1.7% of the issued and outstanding Common Shares, and upon the exercise of all of the Special Warrants into Common Shares will beneficially own 1,255,116 Shares, representing 1.5% of the issued and outstanding Common Shares. Two other partners at Goldman, Spring, Kichler & Sanders LLP, will upon the exercise of all of the Special Warrants into Common Shares, each beneficially own 33,000 Shares, representing 0.04% each of the issued and outstanding Common Shares.

94

The Company’s auditors for the Financial Statements, Collins Barrow Toronto LLP, in Toronto, Ontario, report that they are independent from the Company in accordance with the Chartered Professional Accountants of Ontario’s CPA Code of Professional Conduct in Ontario, Canada.

PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

CONTRACTUAL RIGHT OF RESCISSION

The Company has granted to each holder of a Special Warrant a contractual right of rescission of the prospectus-exempt transaction under which the Special Warrants were initially acquired. The contractual right of rescission provides that if a holder of a Special Warrant who acquires Qualified Shares on the exercise or deemed exercise of the Special Warrants as provided for in this Prospectus is, or becomes, entitled under the securities legislation of a jurisdiction to the remedy of rescission because of this Prospectus or an amendment to this Prospectus containing a misrepresentation,

(a)	the holder is entitled to rescission of both the holder’s exercise or deemed exercise of its Special Warrant and the private placement transaction under which the Special Warrant was initially acquired,

(b)	the holder is entitled in connection with the rescission to a full refund of all consideration paid to the Company on the acquisition of the Special Warrants, and

(c)	if the holder is a permitted assignee of the interest of the original Special Warrant subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber.

95

GLOSSARY

As used in this Prospectus, the following terms have the respective meaning as specified below:

“ACMPR” means Access to Cannabis for Medical Purposes Regulations (Canada);

“Agency Agreement” means the agency agreement between the Company and the Agent dated February 16, 2017;

“Agent” means Bloom Burton Securities Inc.;

“Agent’s Fee” means the cash fee equal to 6.0% of the gross proceeds of the Offering;

“Agent’s Shares” means Common Shares distributed upon the exercise of the Agent’s Warrants;

“Agent’s Warrants” means 594,390 Agent’s warrants, each one of which is exercisable to acquire one Agent’s Share at an exercise price of $2.00 per Agent’s Share;

“Auditors” has the meaning given to it under the heading “Audit Committee and Corporate Governance”;

“Audit Committee” means the audit committee of the Board;

“Board” means the board of directors of the Company as may be constituted from time to time;

“Cannabis Act” means Bill C-45, An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts, which is legislation that has been proposed by the Canadian federal government that creates a strict legal framework for controlling the production, distribution, sale and possession of recreational cannabis in Canada;

“Cannabis Extracts” means, collectively, fresh or dried marihuana, cannabis oil and cannabis resin as defined in the Section 56 Class Exemption to the CDSA for Licensed Producers under the ACMPR;

“CannTrust Opco” means CannTrust Inc., a wholly-owned subsidiary of the Company;

“CCTPC” means Cannabis Coffee & Tea Pod Company Ltd.

“CCTPC Patent” means Patent Number 9,480,647 issued to CannTrust Opco and Club Coffee L.P. by the USPTO with respect to single-serve containers for use in brewing a cannabis-based beverage (further to the United States Patent Application Number 14/731,675 filed June 5, 2015);

“CDSA” means the Controlled Drugs and Substances Act (Canada);

“Common Shares” means the common shares in the capital of the Company;

“Company” or “CannTrust” means CannTrust Holdings Inc.;

“Compensation Committee” means the compensation committee of the Board;

96

“CSE” means the Canadian Securities Exchange;

“Deemed Exercise Date” means the second business day after the earlier of: (i) February 16, 2018; and the later of the Qualification Date and the Listing Date;

“Elmcliffe” means Elmcliffe Investments Inc., a wholly-owned subsidiary of CannTrust Opco;

“Final Receipt” means the date on which a receipt for the final prospectus of the Company qualifying the distribution of the Qualified Shares issuable on exercise of the Special Warrants has been issued;

“Form 51-102F6” means Form 51-102F6 – Statement of Executive Compensation;

“Greenhouse Facility” means the Company’s greenhouse operation located in the Town of Fenwick, Ontario within the Niagara Region;

“Guidelines” has the meaning given to it under the heading “Audit Committee and Corporate Governance - Statement of Corporate Governance Practices”;

“IFRS” means the International Financial Reporting Standards;

“kg” means kilograms;

“Licensed Producer” has the meaning given to such term in the ACMPR;

“Licenses” means, collectively, the Producer’s License and the Research License;

“Listing Date” means that date on which the Common Shares are conditionally approved for listing on a recognized stock exchange (as defined in NI 51-102);

“MD&A” means the management’s discussion and analysis of the results of operations and financial conditions;

“Minister” means the Minister of Health;

“Named Executive Officers” or “NEOs” means the named executive officers of the Company;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices;

“Nomination and Governance Committee” means the nomination and governance committee of the Board;

97

“OBCA” means the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16;

“Offering” means the issuance on February 16, 2017 of 12,584,100 special warrants by the Company at the Offering Price, all of which were issued in accordance with the Special Warrant Indenture;

“Offering Price” means $2.00 per Special Warrant;

“Options” means options to acquire Common Shares;

“Producer’s License” means the license issued by Health Canada to CannTrust Opco designating CannTrust Opco as a licensed producer and distributor of cannabis under the ACMPR;

“Prospectus” means this long-form prospectus of the Company dated May 31, 2017;

“Qualification Date” means the date on which a receipt for the final prospectus of the Company qualifying the distribution of the Qualified Shares issuable on exercise of the Special Warrants has been issued;

“Qualified Shares” means Common Shares distributed upon the exercise or deemed exercise of the Special Warrants and qualified under this Prospectus;

“Qualifying Jurisdictions” means the Provinces of Alberta, British Columbia and Ontario;

“Research License” means the license issued by Health Canada to CannTrust Opco designating CannTrust Opco as a licensed dealer for cannabis and cannabinoids for laboratory analysis and research and development under the provisions of the ACMPR;

“Special Warrants” means 12,584,100 special warrants of the Company issued on February 16, 2017 at the Offering Price pursuant to the Special Warrant Indenture;

“Special Warrant Agent” means TSX Trust Company;

“Special Warrant Indenture” means the special warrant indenture dated February 16, 2017, between the Company and the Special Warrant Agent;

“Stock Option Plan” means the stock option plan of the Company to be adopted concurrently with the filing of the (final) prospectus;

“Undertakings” has the meaning given to it under the heading “Securities Subject to Contractual Restrictions on Transfer”;

“USPTO” means the U.S. Patent and Trademark Office;

“U.S.” means the United States of America, its territories and possessions, any State of the United Sates and the District of Columbia.; and

“Vaughan Facility” means the 40,000 square foot, state-of-the-art hydroponic indoor facility in Vaughan, Ontario, in which CannTrust Opco produces medical cannabis pursuant to a lease agreement which commenced on December 1, 2013 for an initial term of 10 years ending on November 30, 2023, with CannTrust Opco having an option to extend for two (2) additional terms of five (5) years each if it is not otherwise in default under the terms of the lease.

98

INDEX TO FINANCIAL STATEMENTS

Page

Audited Annual Financial Statements	F-2

• Consolidated statements of financial position as at December 31, 2016, 2015 and January 1, 2015;

• Consolidated statements of loss and comprehensive loss for the years ended December 31, 2016, December 31, 2015 and December 31, 2014; and

• Consolidated statements of changes in shareholders’ equity and cash flows for the years ended December 31, 2016, December 31, 2015 and December 31, 2014.

Condensed Interim Financial Statements	F-36

• Condensed interim consolidated statements of financial position as at March 31, 2017 and 2016;

• Condensed interim consolidated statements of net income (loss) and comprehensive loss three months ended March 31, 2017 and March 31, 2016; and

• Condensed interim consolidated statements of changes in shareholders’ equity and cash flows for the three months ended March 31, 2017 and March 31, 2016.

F-1

CannTrust Holdings Inc.

December 31, 2016 and December 31, 2015

(Expressed in Canadian dollars)

F-2

Collins Barrow Toronto LLP Collins Barrow Place 11 King Street West Suite 700, PO Box 27 Toronto, Ontario M5H 4C7 Canada T: 416.480.0160 F: 416.480.2646 toronto.collinsbarrow.com

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of CannTrust Holdings Inc.

We have audited the accompanying consolidated financial statements of CannTrust Holdings Inc., which comprise the consolidated statements of financial position as at December 31, 2016, December 31, 2015 and January 1, 2015, and the consolidated statements of loss and comprehensive loss, consolidated changes in shareholders’ equity and consolidated cash flows for the years ended December 31, 2016, December 31, 2015 and December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CannTrust Holdings Inc. as at December 31, 2016, December 31, 2015 and January 1, 2015, and its financial performance and its cash flows for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 in accordance with International Financial Reporting Standards.

F-3

Collins Barrow Toronto LLP Collins Barrow Place 11 King Street West Suite 700, PO Box 27 Toronto, Ontario M5H 4C7 Canada T: 416.480.0160 F: 416.480.2646 toronto.collinsbarrow.com

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates the existence of material uncertainties that may cast significant doubt about the company’s ability to continue as a going concern.

Chartered Professional Accountants

Licensed Public Accountants

May XX, 2017

Toronto, Ontario

F-4

CannTrust Holdings Inc.

Consolidated Statements of Financial Position

As at

(in Canadian dollars)

		Restated (Note 21)	Restated (Note 21)
	December 31, 2016	December 31, 2015	January 1, 2015
Assets

Current
Cash (Note 5)	$4,895,145	$2,691,154	$2,471,493
Short term investments (Note 5)	-	300,000	500,000
Harmonized sales tax recoverable	96,992	54,028	118,683
Inventory (Note 6)	3,674,635	2,510,695	56,545
Biological asset (Note 6)	2,320,093	137,791	1,140,136
Accounts receivable	140,015	57,830	-
Prepaids	497,975	83,248	85,849
Total current assets	11,624,855	5,834,746	4,372,706

Non-current
Investment (Note 16)	19,313	1	-
Restricted cash (Note 5)	25,000	25,000	25,000
Property and equipment (Note 7)	5,209,440	5,505,369	5,985,062

Total Assets	16,878,608	11,365,116	10,382,768

Liabilities

Current
Distributions payable on preference shares	-	1,667,663	806,663
Accounts payable and accrued liabilities	2,570,965	868,853	959,629
Convertible debt due on demand (Note 9)	1,000,000	-	-

Total current liabilities	3,570,965	2,536,516	1,766,292

Non-current liabilities
Convertible debt (Note 9)	1,463,947	1,175,908	-
Class A preference shares (Note 12)	-	7,070,589	7,070,589
Redeemable shares (Note 10)	-	8,793,398	8,765,638
Derivative liability (Note 9)	1,375,447	1,601,345	-
Total Liabilities	6,410,359	21,177,756	17,602,519

Shareholders’ Equity (Deficit)
Share capital (Note 11)	53,916,169	6,684,903	5,744,491
Warrants (Note 13)	3,027,398	1,949,501	-
Deficit	(46,475,318)	(18,041,464)	(12,964,242)
Equity attributable to shareholders of the Company	10,468,249	(9,407,060)	(7,219,751)
Non-controlling interest	-	(405,580)	-
Total Shareholders’ Equity (Deficit)	10,468,249	(9,812,640)	(7,219,751)
Total Liabilities and Shareholders’ Equity	$16,878,608	$11,365,116	$10,382,768

Nature of Operations and Going Concern Assumption (Note 1)
Commitments (Note 14)
Subsequent Events (Note 20)

Director	Director

F-5

CannTrust Holdings Inc.

Consolidated Statements of Loss and Comprehensive Loss

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

(in Canadian dollars)

	December 31, 2016	Restated (Note 21) December 31, 2015	Restated (Note 21) December 31, 2014

Revenue	$4,382,088	$608,768	$-

Unrealized gain on changes in fair value of biological assets (Note 6)	(9,561,201)	(2,366,863)	(1,089,601)
Biological asset write-off (Note 6)	2,723,061	464,190	172,001
Inventory write-off (Note 6)	1,103,121	-	-
Inventory expensed to cost of sales	4,214,385	635,867	-
Production costs	3,121,848	1,145,023	603,133
Expense (Recovery) to cost of sales, net of unrealized gain on changes in fair value of biological assets	1,601,214	(121,783)	(314,467)
Gross margin, including the unrealized gain on changes in fair value of biological assets	2,780,874	730,551	314,467

Expenses
Amortization (Note 7)	379,750	1,152,503	474,543
Consultants	29,445	9,900	200,224
General and administrative	727,554	281,647	292,668
Loss on disposal of property and equipment (Note 7)	32,816	135,000	35,600
Management fees (Note 15)	590,000	520,000	331,197
Marketing and promotion	329,866	764,126	433,659
Professional fees	355,768	378,100	292,610
Rent and facilities	83,870	309,490	281,258
Salaries and benefits	1,589,308	1,889,906	1,161,219
Share based compensation	72,000	-	-
Loss on Equity Accounted Investment (Note 16)	147,442	-	-
Total Expenses	4,337,819	5,440,672	3,502,978
Loss from Operations	(1,556,945)	(4,710,121)	(3,188,511)

Interest and other expenses	(473,961)	(234,942)	7,153
Accretion expense	(276,413)	(60,766)	-
Distributions on preference shares	(1,355,022)	(861,000)	(806,663)
Transaction costs (Note 9)	(396,377)	(1,038,265)	-
Gain on revaluation of derivative liability (Note 9)	245,657	112,884	-
Loss on revaluation of redeemable shares (Note 10)	(9,806,882)	(27,760)	(8,765,636)
Net Loss and Comprehensive Loss	$(13,619,943)	$(6,819,970)	$(12,753,657)

Net Loss and Comprehensive Loss Attributable to:
Equity shareholders of the Company	(12,815,159)	(6,414,390)	(12,753,657)
Non-controlling interest	(804,784)	(405,580)	-
	(13,619,943)	(6,819,970)	(12,753,657)
Loss per share attributable to parent company

Basic and diluted	$(0.30)	$(0.17)	$(0.37)
Weighted average number of common shares outstanding	42,597,871	36,836,063	34,316,232

F-6

CannTrust Holdings Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

	Share Capital
	Number of Common	Amount - Common			Equity before Non-	Non-Controlling
	Shares	Shares	Warrants	Deficit	Controlling Interest	Interest	Total
CannTrust Inc. Balance, December 31, 2014	29,296,313	$5,744,491	$-	$(12,964,242)	$(7,219,751)	$-	$(7,219,751)
January 2015 share issuance	222,222	200,000	-	-	200,000	-	200,000
Transfer to CannTrust Holdings Inc. (Note 1)	(2,759,909)	(1,337,168)	-	1,337,168	-	-	-
August 2015 Share cancellation (Note 11)	(200,000)	(1)	-	-	(1)	-	(1)
August 2015 Share issuance (Note 11)	675,000	497,500	-	-	497,500	-	497,500
August 2015 Warrants issued with convertible debt (Note 13)	-	-	1,169,779	-	1,169,779	-	1,169,779
November 2015 Share issuance (Note 11)	140,000	126,000	-	-	126,000	-	126,000
December 2015 Share issuance (Note 11)	2,222,222	1,454,081	-	-	1,454,081	-	1,454,081
December 2015 warrants issued with convertible debt (Note 13)	-	-	233,803	-	233,803	-	233,803
December 2015 warrants issued in private placement (Note 13)	-	-	545,919	-	545,919	-	545,919
Net loss and comprehensive loss	-	-	-	(6,414,390)	(6,414,390)	(405,580)	(6,819,970)
CannTrust Holding Inc. Balance, December 31, 2015	29,595,848	$6,684,903	$1,949,501	$(18,041,464)	$(9,407,060)	$(405,580)	$(9,812,640)

February 2016 Pre-emptive Rights Issuance (Note 11)	35,646	32,081	-	-	32,081	-	32,081
February 2016 warrants issued with convertible debt (Note 13)	-	-	15,922	-	15,922	-	15,922
February 2016 Share issuance to Employees (Note 11)	50,000	45,000	-	-	45,000	-	45,000
August 2016 Shares issuance as partial consideration for Bridge Financing (Note 11)	200,000	180,000	-	-	180,000	-	180,000
September 2016 Shares issuance as partial consideration for Bridge Financing (Note 11)	200,000	180,000	-	-	180,000	-	180,000
September 2016 Share issuance to Employee (Note 11)	30,000	27,000	-	-	27,000	-	27,000
October 2016 Shares issued in exchange for Class A Preferred Shares of CannTrust Inc. (Note 11)	9,039,317	8,135,386	-	(8,262,438)	(127,052)	-	(127,052)
Net loss and comprehensive loss before non-controlling interest settlement	-	-	-	(11,516,088)	(11,516,088)	(804,784)	(12,320,872)
November 2016 Shares issued to non-controlling interest of CannTrust Inc. in exchange for Shares of CannTrust Holdings Inc. (Note 11)	2,759,909	2,483,918	-	(3,694,282)	(1,210,364)	1,210,364	-
December 2016 Private Placement (Note 11)	3,416,208	4,441,070	-	-	4,441,070	-	4,441,070
December 2016 Share issuance in lieu of services (Note 11)	403,846	525,000	-	-	525,000	-	525,000
December 2016 Share issuance in consideration of surrender of Put Option (Note 11)	22,265,145	31,420,729	1,061,975	(3,661,975)	28,820,729	-	28,820,729
Share issuance costs	-	(238,918)	-	-	(238,918)	-	(238,918)
Net loss and comprehensive loss after non-controlling interest settlement	-	-	-	(1,299,071)	(1,299,071)		(1,299,071)

CannTrust Holdings Inc. Balance, December 31, 2016	67,995,919	$53,916,169	$3,027,398	$(46,475,318)	$10,468,249	$-	$10,468,249

F-7

CannTrust Holdings Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

	December 31, 2016	Restated (Note 21) December 31, 2015	Restated (Note 21) December 31, 2014
Operating Activities
Net loss	$(13,619,943)	$(6,819,970)	$(12,753,657)
Items not effecting cash
Amortization	379,750	1,152,503	474,543
Accretion expense	276,413	60,766	-
Gain on revaluation of biological assets	(9,561,201)	(2,366,863)	(1,089,601)
Biological asset write-off	2,723,061	464,190	172,001
Inventory write-off	1,103,121	-	-
Loss on disposal of property and equipment	32,816	135,000	35,600
Loss on Equity Accounted Investment	147,442	-	-
Gain on revaluation of derivative liability	(245,657)	(112,884)	-
Loss on revaluation of redeemable shares	9,806,882	27,760	8,765,636
Non-cash transaction costs for convertible debt	6,513	700,759	-
Expenses settled with issuance of common shares	957,000	523,500	-
	(7,993,803)	(6,235,239)	(4,395,478)
Changes in non-cash working capital
Harmonized sales tax recoverable	(42,964)	64,655	(27,144)
Inventory	(1,176,230)	(2,454,149)	(228,546)
Biological assets	4,655,838	2,905,018	(50,535)
Accounts receivable	(82,185)	(57,830)	-
Prepaids	(414,726)	2,600	184,304
Accounts payable and accrued liabilities	1,702,481	289,223	929,244
Distribution payable on preference shares	1,355,022	861,000	806,663
Cash flows used in operating activities	(1,996,566)	(4,624,722)	(2,781,492)

Investing Activities
Purchase of property and equipment	(1,207,840)	(707,810)	(5,631,411)
Disposal of property and equipment	-	-	8,425
Advances to/investment in Joint Venture	(166,755)	-	-
Redemption of Short term investments	300,000	200,000	-
Cash flows used in investing activities	(1,074,594)	(507,810)	(5,622,986)

Financing Activities
Issuance of shareholder debt	-	800,000	300,000
Repayment of shareholder debt	-	(200,000)	(300,000)
Proceeds from issuance of convertible debt, net of transaction costs	1,040,918	2,552,194	-
Issuance of share capital, net of share issue costs	4,234,233	2,199,999	5,744,293
Restricted cash held as collateral on credit card financing	-	-	(25,000)
Issuance of Class A preferred shares, net of share issue costs	-	-	5,070,589
Cash flows provided by financing activities	5,275,152	5,352,193	10,789,882

Net increase in cash	2,203,991	219,661	2,385,404

Cash, at beginning of year	2,691,154	2,471,493	86,089

Cash, at end of year	$4,895,145	$2,691,154	$2,471,493

Supplementary information
Interest paid	$-	$-	$122,693
Interest received	5,746	-	12,847
Redeemable shares issued to settle preference shares	10,220,450	-	-
Common shares issued to settle preference shares	8,135,386	-	-
Warrants issued for the surrender of Put Right	1,061,975	-	-
Common shares issued to surrender put right	2,600,000	-	-
Common shares issued to NCI shareholders	2,483,918	-	-
Non-cash purchase of property and equipment	-	100,000	-
Convertible debt issued to settle shareholder debt	-	600,000	-

F-8

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN ASSUMPTION

Nature of Operations

CannTrust Holdings Inc. (“CannTrust” or the “Company”) is a Canadian company incorporated in Ontario on March 16, 2015. The Company is the parent company of CannTrust Inc., a Canadian Company incorporated in Ontario on August 16, 2013 and Elmcliffe Investments Inc., a Canadian Company incorporated on October 31, 2013. On April 30, 2015, CannTrust Inc. and the Company completed a share reorganization, whereby the Company became the parent company and majority shareholder of CannTrust Inc.

The Company is a licensed producer and distributor of medical cannabis in Canada pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and the Controlled Drugs and Substances Act and its Regulations. The Company began production of medicinal cannabis at its hydroponic facility located in Vaughan, Ontario in Canada and received its license from Health Canada to sell on February 9, 2015. The Company commenced sale of medicinal cannabis under the MMPR in February 2015.

The registered head office of the Company is in 3280 Langstaff Road, Building 1, Unit 1, Vaughan, Ontario, L4K 5B6.

Going Concern Assumption

The consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

During the year ended December 31, 2016, the Company had generated revenue of $4,382,088 (2015 - $608,768, 2014 -Nil), but continues to be in a loss position, with a net loss of $13,619,943 (2015 - $6,819,970, 2014 - $12,753,657). Cash flows used in operating activities during the year ended December 31, 2016 were $1,996,566 (2015 – $4,624,722, 2014 - $2,781,492). These conditions indicate the existence of uncertainties that may cast doubt on the Company’s ability to continue as a going concern.

Included in the net loss of $13,619,943 for the year ended December 31, 2016 is a non-cash loss on revaluation of redeemable shares of $9,806,882 (2015 - $27,760, 2014 - $8,765,636). In December 2016, these redeemable shares with a fair value of $28,820,730 were reclassified as Common shares and included as Equity (see note 10(iii)).

The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. As a result of the recent successful completion by the Company of a private placement on February 17, 2017 with aggregate proceeds of $25,168,200 (see note 20(iii)) together with the revenues being achieved by the Company subsequent to year end, Management is of the opinion that the Company has sufficient working capital to meet the Company’s liabilities and commitments as they become due in the normal course of business. Should additional financing be required, this may not be available on a timely basis or on terms acceptable to the Company.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. Consequently, adjustments would then be necessary to the carrying value of assets and liabilities, the reported revenues and expenses and the balance sheet classifications used. Such adjustments, if required, could be material.

F-9

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

2.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFRIC”).

Continuity of Interest Basis of Accounting

On April 30, 2015 CannTrust Inc. and the Company completed a share reorganization rollover, whereby the Company became the parent company and majority shareholder of CannTrust Inc. The Company was incorporated on March 16, 2015 and was set up to complete this transaction. CannTrust Holdings Inc. did not have any other assets and liabilities prior to the transaction, and the transaction did not result in a change of control on a consolidated basis. Accordingly, the historical results and other characteristics of CannTrust Inc. are presented in the consolidated financial statements of CannTrust Holdings Inc. as a continuity of interest of CannTrust Inc.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries CannTrust Inc. and Elmcliffe Investments Inc. All intercompany transactions and balances have been eliminated. The financial statements of the subsidiary were consolidated in accordance with the continuity of interest basis of accounting.

The Company has control of the subsidiary and during the year there was a 7.2% non-controlling interest. On November 23, 2016, the Company entered into an agreement with the non-controlling shareholders to issue 2,759,909 common shares of CannTrust Holdings, in exchange for 2,759,909 common shares previously held in CannTrust Inc. Effective November 23, 2016, the Company owned 100% of the subsidiary. During the year, $804,784 (2015 - $405,580) of net loss and comprehensive loss was attributable to the non-controlling interest, and the accumulated non-controlling interest as at December 31, 2016 was $Nil (2015 - $405,580).

The table below provides selected financial information for the Company’s subsidiary, CannTrust Inc., on a 100% basis.

	December 31,	December 31,
	2016	2015
Revenue	$4,382,088	$595,465
Loss and comprehensive loss	(2,147,705)	(5,668,782)
Current assets	11,636,297	5,834,932
Non-current assets	5,379,196	5,505,370
Current liabilities	1,916,260	2,393,623
Non-current liabilities	-	7,070,589

F-10

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Basis of Consolidation (continued)

The audited consolidated financial statements, presented in Canadian Dollars, have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value, as explained in the accounting policies set out in Note 3.

Functional Currency Translation

All figures presented in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in Canadian dollars, which is the functional currency of the Company and its subsidiary.

Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the foreign exchange rate applicable at the statement of financial position date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical costs in a foreign currency are translated used the exchange rate at the date of the transaction.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Cash

Cash includes cash on deposit at banking institutions and cash held in trust.

b.	Short-term investments

Short-term investments are comprised of GIC’s with terms to maturity of between three and twelve months or can be redeemed without penalty within 12 months from issuance.

c.	Property and Equipment

Property and equipment are measured at historical cost less accumulated amortization and impairment losses if applicable. Amortization is provided using the following methods and terms:

Leasehold improvements	Straight-line	10 years
Equipment (Plant, Laboratory)	Straight-line	5 years
Computer equipment	Straight-line	3 years
Computer software	Straight-line	1 year
Furniture and fixtures	Straight-line	5 years

Property and equipment’s estimated residual value, useful life and amortization method are reviewed at the end of each reporting period and adjusted if necessary. When parts of an item of property and equipment have different useful lives, they are accounted for as separate components of property and equipment.

F-11

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	Property and Equipment (continued)

Gains or losses on the disposal of an item of property and equipment are determined by comparing the proceeds from the disposal with the carrying amount of the asset and are recognized in profit or loss.

Mother plants, or bearer plants, are plants grown for the purpose of taking cuttings in order to grow more quantity of the same plant. Bearer plants are critical to the success of the business, however, are not measured for accounting purposes. Bearer plants are plants that, once mature, are held solely to grow produce over their useful life.

d.	Impairment of Property and Equipment

Property and equipment are reviewed for impairment at the end of each reporting period and tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of property and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized through profit or loss.

Impairment losses may be reversed in a subsequent period where the impairment no longer exists or has decreased. The carrying amount after a reversal must not exceed the carrying amount (net of amortization) that would have been determined had no impairment loss been recognized. A reversal of impairment loss is recognized through profit and loss.

e.	Investment in Joint Arrangement

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Investments in a joint venture are accounted for using the equity method and are initially recognized at cost. The entire carrying amount of the investment is tested for impairment annually.

f.	Leases

Leases are classified as an operating lease whenever the terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee. Lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits are consumed.

F-12

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Revenue Recognition

Revenue is recognized at the fair value of consideration received or receivable. Revenue from the sale of goods is generally recognized when shipped, which is generally when all the following conditions have been satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amounts of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the entity;

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

h.	Convertible Debentures

The proceeds received on issuance of the Company’s convertible debentures have been recorded as a liability on the consolidated statement of financial position. The Company has convertible debentures containing embedded derivative liabilities, which have been designated as a financial liability at fair value through profit and loss. Upon initial recognition, the fair value of the derivative liabilities were estimated using the Black-Scholes option valuation model, with the residual allocated to the principal debt. The Company revalues the derivative liability using the Black-Scholes option valuation model at each reporting period.

i.	Biological Assets

The Company measures biological assets consisting of medical cannabis plants at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Seeds are measured at fair market value. Unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the gross margin, including the unrealized gain on changes in fair value of biological assets, in the statement of loss and comprehensive loss.

j.	Inventory

Inventories of work-in-process dried cannabis, harvested finished goods, oil and packing materials are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the average cost basis. Products for resale and supplies are valued at cost.

F-13

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Share Capital

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of issue costs.

For unit offerings, the Company has adopted the relative fair value method with respect to measurement of shares and warrants issued as equity units. The relative fair value method requires an allocation of the net proceeds received based on the pro rata relative fair values of the components. The fair value of the warrants is estimated using the Black-Scholes option valuation model.

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Company’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Company’s shareholders. Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as distributions in profit or loss as accrued.

l.	Redeemable Shares

Redeemable shares are classified as equity if they are redeemable only at the Company’s option. Redeemable shares are classified as a liability if they are redeemable on a specific date or at the option of the shareholders. Redeemable shares are measured at fair value, with any resulting gain or loss recognized in profit or loss. The redeemable shares are revalued at each reporting period, until settlement.

m.	Share Issuance Costs

Costs incurred in connection with the issuance of share capital are netted against the proceeds received, net of tax. Costs related to the issuance of share capital and incurred prior to issuance are recorded as deferred share issuance costs and subsequently netted against proceeds when they are received.

n.	Research and Development

Research costs are expensed as incurred and are included in general and administrative expenses in the statement of loss and comprehensive loss. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized through profit and loss as incurred. To date no development costs have been capitalized.

o.	Income Taxes

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

F-14

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Income Taxes (continued)

Deferred tax is provided using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying value and tax basis of assets and liabilities and the benefit of tax losses available to be carried forward for tax purposes.

Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are recorded in the consolidated financial statements if realization is considered probable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes.

p.	Share-based payments

In situations where equity instruments are issued to non-employees, shares issued are recognized at the fair value of services or goods received by the entity. In situations where some or all of the goods or services received by the entity as consideration cannot be estimated reliably, they are measured at the fair value of the equity instrument granted. The fair value of the share based payments is recognized together with a corresponding increase in equity over a period that services are provided or goods are received.

q.	Share-based compensation - Employees

The Company has an employee stock option plan (“ESOP”) in place. The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value is measured using the Black-Scholes option pricing model. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. Any revisions are recognized in the consolidated statements of income and comprehensive income such that the cumulative expense reflects the revised estimate.

r.	Loss per Share

The Company presents basic and diluted earnings per share for its common shares. Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all diluted potential common shares. As the effect of all outstanding warrants and convertible debentures are anti-dilutive during a year when the Company incurs a loss, diluted earnings per share do not differ from basic loss per share.

F-15

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.	Financial Instruments

Financial Assets

All financial assets are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

The Company classifies its financial assets as fair value through profit or loss (“FVTPL”), loans and receivables, held to maturity or available for sale. A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. Financial assets classified as FVTPL are measured at fair value with any resultant gain or loss recognized in profit or loss. Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method, less any impairment losses. As at December 31, 2016 and December 31, 2015, the Company has not classified any financial assets as held to maturity or available for sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial Liabilities

All financial liabilities are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Company classifies its financial liabilities as either FVTPL or other liabilities. Financial liabilities classified as FVTPL are measured at fair value with any resultant gain or loss recognized in profit or loss. Transaction costs associated with FVTPL financial liabilities are expensed as incurred. Financial liabilities classified as other financial liabilities are initially measured at fair value less directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability.

F-16

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.	Financial Instruments (continued)

Classification of Financial Instruments

The Company has classified its financial instruments as follows:

Cash	FVTPL
Accounts receivable	Loans and receivables
Due from related parties	Loans and receivables
Restricted cash	FVTPL
Short-term investments	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Convertible debt	Other financial liabilities
Class A preference shares	Other financial liabilities
Redeemable shares	FVTPL
Derivative liability	FVTPL
Distributions payable on preference shares	Other financial liabilities

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The Company categorizes its assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs used in the measurement.

Level 1: This level includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

Level 2: This level includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1. Derivative instruments in this category are valued using models or other standard valuation techniques derived from observable market inputs.

Level 3: This level includes valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value.

The Company designated its cash and restricted cash as fair value through profit and loss, which are measured at fair value and classified as level 1. The Company designated the derivative liability from convertible debentures and redeemable shares as fair value through profit and loss, which are measured at fair value and classified as level 2.

F-17

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.	Financial Instruments (continued)

Cash and restricted cash are classified as level 2, and biological assets are classified as level 3.

The carrying values of the Company’s accounts receivables, class A preference shares, accounts payable and accrued liabilities and convertible debt due on demand approximate their fair value due to the relatively short periods to maturity of these instruments.

There were no transfers of amounts between levels during the year.

t.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are measured at the exchange amounts being the amounts agreed to by the parties.

u.	Segment Reporting

A segment is a component of the Company that i) engages in business activities from which it may earn revenue and incur expenses, ii) whose operating results are reviewed by the board of directors and iii) for which discrete financial information is available. Throughout the years ended December 31, 2016 and December 31, 2015, the Company operated in one segment, the production and sale of medicinal cannabis in Canada.

v.	New Accounting Standards to be Adopted in the Future

At the date of authorization of these consolidated financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods and which the Company has not early adopted. However, the Company is currently assessing what impact the application of these standards or amendments will have on the consolidated financial statements of the Company.

•	IFRS 9 ‘Financial Instruments: Classification and Measurement’, introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management has not yet considered the potential impact of the adoption of IFRS 9.

F-18

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v.	New Accounting Standards to be Adopted in the Future (continued)

•	IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in June 2014. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. IFRS 15 will be effective for the Company on January 1, 2018, with early adoption permitted. Management has not yet considered the potential impact of the adoption of IFRS 15.

•	IFRS 16 ‘Leases’ was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. Management has not yet considered the potential impact of the adoption of IFRS 16.

w.	New Standards Adopted in Current Year

•	IAS 16 ‘Property, Plant and Equipment’ and IAS 41 ‘Agriculture’ were amended by the IASB in June 2014. Amendments include bringing bearer plants within the scope of IAS 16, instead of IAS 41, because their operation is similar to that of manufacturing. The produce growing on bearer plants will remain within the scope of IAS 41. The effective date is for annual periods beginning on or after January 1, 2016. The adoption of these amendments in 2016 did not result in a significant change from its previous policy, as the carrying value of bearer plants is negligible.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and futureperiods.

Significant judgments include the following:

(i)	Assessing whether material uncertainties exist which would cause doubt about the Company’s ability to continue as a going concern. Refer to Note 1.

(ii)	Assessing whether a joint arrangement is a joint operation or a joint venture. Refer to Note 16.

(iii)	The valuation and recoverability of deferred taxes. The Company has determined that the realization of certain income tax losses carried forward are not yet probable and has not recorded a deferred income tax asset relating to those losses. Refer to Note 17.

(iv)	Classification/presentation of convertible debentures.

(v)	Classification of preference shares and redeemable shares.

F-19

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Significant estimates include the following:

i.	The valuation of inventory at the lower of cost and net realizable value. Refer to Note 6.

ii.	The valuation of biological assets, including estimating the stage of growth up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields per plant. Refer to Note 6.

iii.	The estimated useful lives and residual values of Property and Equipment and related amortization included in profit and loss, as well as impairment on property and equipment. Refer to Note 7.

iv.	Valuation of shares issued in exchange for goods and services. Refer to Note 11.

v.	Valuation of warrants and conversion option. Refer to Note 13.

vi.	Valuation of redeemable shares. Refer to Note 10.

5.	CASH AND SHORT-TERM INVESTMENTS

	December 31,	December 31,	January 1,
	2016	2015	2015
Cash	$4,895,145	$2,691,154	$2,471,493
Short-term investment - GIC (i)	-	300,000	500,000
Restricted cash - GIC held as collateral (ii)	25,000	25,000	25,000
Total cash and short-term investments	$4,920,145	$3,016,154	$2,996,493

(i)	The GIC was issued on December 19, 2013 and matured on December 19, 2016.

(ii)	$25,000 GIC is held by the bank as collateral against credit cards issued to management of the Company at an interest rate of 1.35%. The credit card have a combined credit limit of $30,000.

The Company has a letter of credit with a large Canadian financial institution, for up to $300,000. The letter of credit has a one year expiry from the date of issue, and an automatic annual extension with 30 days’ notice. The letter of credit is required as a covenant to the building lease agreement in the event of a default in lease payments. No funds have been drawn from the credit facility as at January 1, 2015, December 31, 2015 or December 31, 2016.

F-20

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

6.	INVENTORY AND BIOLOGICAL ASSETS

The Company’s biological assets consist of seeds and medical cannabis plants. The continuity of the Company’s biological assets for the year ended December 31 is as follows:

	December 31,	December 31,
	2016	2015
Carrying amount, January 1	$137,791	$1,140,136
Seeds purchased (used)	(1,611)	61,305
Plants written off	(2,723,061)	(464,190)
Changes in fair value less costs to sell due to biological transformation	9,561,201	2,366,863
Transferred to inventory upon harvest	(4,654,226)	(2,966,323)
Carrying amount, December 31	$2,320,093	$137,791

As at December 31, 2016, included in the carrying amount of biological assets is $26,295 of seeds (2015 - $27,906, January 1, 2015 - $33,155) and $ 2,293,798 of live plants (2015 - $109,885, January 1, 2015 - $1,106,980).

Biological assets are classified as level 3 in the fair value hierarchy. There have been no transfers between levels. The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

•	wastage of plants based on their various stages;
•	yield by plant;
•	price per gram of yield;
•	percentage of costs incurred to date compared to the costs to be incurred are used to estimate fair value of an in-process plant; and
•	percentage of costs incurred for each stage of plant growth was estimated.

All of the plants are to be harvested as agricultural produce (i.e. medical cannabis) and all of the plants, on average, were 33% from harvest as at December 31, 2016 (2015 – 52%, January 1, 2015 – 11%).

The Company estimates the harvest yields for the plants at various stages of growth. As at December 31, 2016, it is expected that the Company’s biological assets will yield approximately 450,000 grams (2015 - 135,000 grams, January 1, 2015 - 440,000) of biological produce, with selling prices ranging from $7.00 to $12.50 per gram, before discounts for patient assistance programs to eligible low-income patients. The Company’s estimates are, by nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the gain or loss on biological assets. The Company performed a sensitivity analysis on the fair value of biological assets and noted that a 10% decrease in selling prices would result in a $331,915 (2015 - $21,000, January 1, 2015 - $110,000) decrease in the fair value of the biological assets.

Inventories on hand consist of harvested finished goods, harvested cannabis in process, cannabis oils, vaporizers and packaging materials and are valued at the lower of cost and net realizable value. As at December 31, 2016, the Company held 321,517 grams of dry cannabis (2015 – 673,549, January 1, 2015 - Nil) and 226,744 grams of cannabis oils (2015 – Nil, January 1, 2015 - Nil).

F-21

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

6.	INVENTORY AND BIOLOGICAL ASSETS (continued)

Inventory is comprised of the following items:

	December 31,	December 31,	January 1,
	2016	2015	2015
Vaporizors	$17,002	$24,380	$-
Finished goods	956,227	868,383	-
Work-in-process	2,628,509	1,580,291	-
Packaging and labels	72,897	37,641	56,545
Total inventory	$3,674,635	$2,510,695	$56,545

As at December 31, 2016, included in the carrying amount of finished goods is $700,543 of dry cannabis (2015 - $868,383, January 1, 2015 - Nil) and $255,684 of cannabis oils (2015 - Nil, January 1, 2015 - Nil). As at December 31, 2016, included in the carrying amount of work-in-process is $1,503,700 of dry cannabis (2015 - $1,580,291, January 1, 2015 - Nil) and $1,124,809 of cannabis oils and coconut oil (2015 - $0, January 1, 2015 - Nil).

During the year, $1,103,121 of work-in-process and finished goods inventory was destroyed and written down to Nil.

7.	PROPERTY AND EQUIPMENT

	Leasehold		Furniture and	Computer	Computer
	Improvements	Equipment	Fixtures	Hardware	Software	T otal
Balance at December 31, 2014	$2,460,032	$3,722,708	$134,678	$127,964	$10,587	$6,455,969
Additions	160,047	459,290	15,385	17,186	155,902	807,810
Disposals	-	(150,000)	-	-	-	(150,000)
Balance at December 31, 2015	$2,620,079	$4,031,998	$150,063	$145,150	$166,489	$7,113,779
Additions	176,277	843,155	74,690	40,180	73,537	1,207,840
Write-offs		(59,666)				(59,666)
Balance at December 31, 2016	$2,796,356	$4,815,487	$224,753	$185,330	$240,026	$8,261,952

Accumulated Amortization
December 31, 2014	$(82,031)	$(315,004)	$(25,737)	$(37,732)	$(10,403)	$(470,907)
Amortization	(257,425)	(784,007)	(29,202)	(46,214)	(35,655)	(1,152,503)
Disposals	-	15,000	-	-	-	15,000
Balance at December 31, 2015	$(339,456)	$(1,084,011)	$(54,939)	$(83,946)	$(46,058)	$(1,608,410)
Amortization	(272,986)	(911,341)	(39,691)	(55,264)	(191,671)	(1,470,952)
Write-offs	-	26,850	-	-	-	26,850
Balance at December 31, 2016	$(612,441)	$(1,968,502)	$(94,630)	$(139,210)	$(237,728)	$(3,052,512)

Carrying Amounts
Balance at December 31, 2014	$2,378,001	$3,407,704	$108,941	$90,232	$184	$5,985,062
Balance at December 31, 2015	$2,280,623	$2,947,987	$95,124	$61,204	$120,431	$5,505,369
Balance at December 31, 2016	$2,183,915	$2,846,984	$130,123	$46,120	$2,298	$5,209,440

Total amortization was $1,470,952, of which $237,060 has been capitalized to inventory, $854,142 is included within production costs, and $379,750 is included in amortization expense.

F-22

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

8.	DUE TO SHAREHOLDERS

Due to shareholder
December 31, 2014	$-
Issuance of bridge loan (i)	600,000
Issuance of bridge loan (ii)	200,000
Settlement of bridge loan with issuance of convertible debt (iii)	(600,000)
Settlement of bridge loan with cash (iv)	(200,000)
December 31, 2015 and December 31, 2016	$-

(i)	On May 26, 2015, CannTrust Holdings Inc. obtained a $600,000 demand bridge loan from related parties, guaranteed by CannTrust Inc., with 5% interest per month payable monthly in arrears, with a minimum interest payment of 3 months payable over the term of the loan. The loan was secured by a promissory note and general security agreement.

(ii)	On July 20, 2015, CannTrust Holdings Inc. obtained a $200,000 demand bridge loan to fund day to day working capital requirements, pending receipt of up to $3,000,000 in new financing. The loan carried 5% interest payable monthly in arrears, with a minimum interest payment of 3 months payable over the term of the loan. The loan was secured by a promissory note.

(iii)	On August 20, 2015, the $600,000 bridge loan (i) was settled in full by issuance of convertible debt (refer to Note 9).

(iv)	On September 3, 2015, the $200,000 bridge loan (ii) was settled in full.

9.	CONVERTIBLE DEBT

(i)	On August 20, 2015 CannTrust Holdings Inc. issued $3,000,000 senior secured convertible debentures. The debt matures four years from closing, and is secured pursuant to a general security agreement over all property and assets of CannTrust Holdings Inc. The debt has 12% annual interest, with interest payable quarterly at the earlier of cash flow positive status of CannTrust Holdings Inc., conversion of the debentures or the maturity date. Each of the 300 debentures has been granted 4,545 warrants, exercisable by the holder for a period of 5 years from the closing date, at a price of $1.10 per common share. The debt and all accrued and unpaid interest is convertible at the option of the holder into common shares of CannTrust Holdings Inc. at a price equal to $1.10 per common share, any time prior to the occurrence of a liquidity event, as defined below. The debenture and all accrued and unpaid interest will be automatically converted into common shares of CannTrust Holdings Inc. upon the occurrence of a liquidity event at a price per common share equal to the lesser of $1.10 or a 25% discount to the price per common share upon the occurrence of the liquidity event. A liquidity event has been defined as (a) the completion of a public offering of common shares by CannTrust Holdings Inc. and listing on a Canadian or US stock exchange, (b) the sale for cash proceeds of all of the issued and outstanding shares in the capital stock of CannTrust Holdings Inc. or (c) the amalgamation or any other corporate transaction involving CannTrust Holdings Inc. with or into another entity pursuant to which the common shares of the resulting issuer from such transaction are listed on a Canadian or US stock exchange.

The $3,000,000 debenture financing includes $2,020,000 of new funding, a rollover of $600,000 of related party loans and a rollover of $380,000 unpaid management fees to related parties. The Company incurred financing costs of $60,071 in connection with these debentures. The Company determined the fair value of warrants issued in connection with these debentures to be $1,169,779 (Note 13). The conversion option has been classified as a derivative liability at fair value through profit or loss, and was valued at $1,428,441 at the date of issuance and was revalued at $1,334,577 as at December 31, 2015, and $1,133,325 as at December 31, 2016. The effective interest rate of the debentures was 54.8%.

F-23

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

9.	CONVERTIBLE DEBT (continued)

(ii)	On December 1, 2015, CannTrust Holdings Inc. obtained $600,000 of unsecured convertible debentures, of which $50,000 was provided by a related party. The notes mature on December 1, 2019 and earn interest of 12% per annum, with interest accruing quarterly and payable in cash quarterly upon the earlier of cash flow positive status, conversion of the convertible debentures and the maturity date. Each of the 60 debentures has been granted 4,545 warrants per debenture, exercisable by the holder for a period of 5 years from the closing date, at a price of $1.10 per common share. The debt and all accrued and unpaid interest is convertible at the option of the holder into common shares of CannTrust Holdings Inc. at a price equal to $1.10 per common share, any time prior to the occurrence of a liquidity event. The debenture and all accrued and unpaid interest will be automatically converted into common shares of CannTrust Holdings Inc. upon the occurrence of a liquidity event at a price per common share equal to the lesser of $1.10 or a 25% discount to the price per common share upon the occurrence of the liquidity event. A liquidity event has been defined as (a) the completion of a public offering of common shares by CannTrust Holdings Inc. and listing on a Canadian or US stock exchange, (b) the sale for cash proceeds of all of the issued and outstanding shares in the capital stock of CannTrust Holdings Inc. or (c) the amalgamation or any other corporate transaction involving CannTrust Holdings Inc. with or into another entity pursuant to which the common shares of the resulting issuer from such transaction are listed on a Canadian or US stock exchange. The Company incurred financing costs of $7,741 in connection with these debentures. The Company determined the fair value of warrants issued in connection with these debentures to be $233,803 (Note 13). The conversion option has been classified as a derivative liability at fair value through profit or loss, and was valued at $286,100 at the date of issuance and was revalued at $266,768 as at December 31, 2015, and at $226,665 as at December 31, 2016. The effective interest rate of the debentures was 54.5%.

(iii)	As part of their pre-emptive rights under CannTrust Holdings Inc. Shareholders Agreement, on February 28, 2016 shareholders of the Company were issued $40,919 senior unsecured convertible debentures. The debt matures four years from closing. The debt has 12% annual interest, with interest payable quarterly at the earlier of cash flow positive status of CannTrust Holdings Inc., conversion of the debentures or the maturity date. Each of the 4.09 debentures has been granted 4,545 warrants per debenture, exercisable by the holder for a period of 5 years from the closing date, at a price of $1.10 per common share. The debt and all accrued and unpaid interest is convertible at the option of the holder into common shares of CannTrust Holdings Inc. at a price equal to $1.10 per common share, any time prior to the occurrence of a liquidity event, as defined below. The debenture and all accrued and unpaid interest will be automatically converted into common shares of CannTrust Holdings Inc. upon the occurrence of a liquidity event at a price per common share equal to the lesser of $1.10 or a 25% discount to the price per common share upon the occurrence of the liquidity event. A liquidity event has been defined as (a) the completion of a public offering of common shares by CannTrust Holdings Inc. and listing on a Canadian or US stock exchange, (b) the sale for cash proceeds of all of the issued and outstanding shares in the capital stock of CannTrust Holdings Inc. or (c) the amalgamation or any other corporate transaction involving CannTrust Holdings Inc. with or into another entity pursuant to which the common shares of the resulting issuer from such transaction are listed on a Canadian or US stock exchange. The Company incurred financing costs of $8,636 in connection with these debentures. The Company determined the fair value of warrants issued in connection with these debentures to be $15,922 (Note 13). The conversion option has been classified as a derivative liability at fair value through profit or loss, and was valued at $19,449 on issuance, and was revalued at $15,457 at December 31, 2016. The effective interest rate of the debentures was 57.5%.

F-24

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

9.	CONVERTIBLE DEBT (continued)

(iv)	On August 9, 2016 as part of a bridge financing arrangement, an on demand $500,000 convertible promissory note was issued to a related party. The note has an interest rate of 12% per annum, and both the note and accrued interest are payable on demand and therefore recorded as a current liability. The note is convertible by the note holder at any time after the date of issuance into common shares at a conversion rate equal to the lesser of (i) $1 per common share, and (ii) the price per common share at which the common shares are issued in the next treasury financing. For the funds advanced, the note holder was issued 200,000 common shares of the Company, which were expensed as transaction costs.

(v)	On September 1, 2016 as part of a second tranche to the bridge financing arrangement, a second on demand $500,000 convertible promissory note was issued to the related party. The note has an interest rate of 12% per annum, and both the note and accrued interest are payable on demand and therefore recorded as a current liability. The note is convertible by the note holder at any time after the date of issuance into common shares at a conversion rate equal to the lessor of (i) $1 per common share, and (ii) the price per common share at which the common shares are issued in the next treasury financing. For the funds advanced, the note holder was issued 200,000 common shares of the Company, which were expensed as transaction costs.

10.	REDEEMABLE SHARES (See Note 21)

Cannamed Financial Corp. had an option to send a put notice to the Company requiring the Company to purchase all of the shares in the capital of the Company then owned by Cannamed Financial Corp. The purchase price payable to Cannamed Financial Corp. shall be the fair market value as of the date Cannamed Financial Corp. issued the put notice. Cannamed Financial Corp could exercise its put option at any time from and after the earlier of: (a) January 31, 2019, (b) a period of ten business days immediately following each anniversary after January 31, 2019 and (c) six months following the sale by the Company of all or substantially all of its assets where the Company has not distributed the proceeds of sale to the shareholders.

(i)	On October 30, 2016, the Company entered into separate agreements with all of the Class A preference shareholders of CannTrust Inc. to issue to them an aggregate of 20,395,372 common shares of the Company, in exchange for the transfer by them to the Company an aggregate number of 7,175,001 Class A preference shares of CannTrust Inc. 11,356,055 of the common shares were issued to Cannamed Financial Corp., and thus were classified as redeemable shares, in accordance with the Unanimous Shareholders’ Agreement.

(ii)	Redeemable Shares are measured at fair value, with any resulting gain or loss recognized in profit or loss. The redeemable shares were revalued at each reporting period, until settlement.

F-25

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

10.	REDEEMABLE SHARES (continued)

(iii)	On December 23, 2016, 2,000,000 common shares with a fair value of $2,600,000 and a warrant to acquire 1,000,000 common shares at $1.30 per common share for three years with a fair value of $1,061,975, were issued to Cannamed Financial Corp. in consideration for the surrender by Cannamed Financial Corp. of its put rights under the Unanimous Shareholders’ Agreement. Upon settlement, 20,265,145 redeemable shares with a fair value of $28,820,730 were reclassified as common shares, and a loss on settlement of $3,661,975 was recognized in the accumulated deficit.

	Redeemable Shares
	Number of Shares	Amount
December 31, 2014	8,909,090	$8,765,638
Loss on revaluation of redeemable shares at December 31, 2015 (ii)	-	27,760
December 31, 2015	8,909,090	$8,793,398
October 2016 preference share exchange (i)	11,356,055	10,220,450
Loss on revaluation of redeemable shares (ii)	-	9,806,882
Settlement of redeemable shares (iii)	(20,265,145)	(28,820,730)
December 31, 2016	-	$-

11.	SHARE CAPITAL

The authorized capital stock of the Company consists of an unlimited number of common shares and unlimited number of Class A preference shares.

	Common Shares
	Number of Shares	Amount
December 31, 2014 (i)	29,296,313	$5,744,491
January 2015 Private Placement (ii)	222,222	200,000
Transfer to CannTrust Holdings Inc. - NCI shares (iii)	(2,759,909)	(1,337,168)
August 2015 Share cancellation (iv)	(200,000)	(1)
August 2015 Share issuance (v)	675,000	497,500
November 2015 Share issuance (vi)	140,000	126,000
December 2015 Private Placement (vii)	2,222,222	1,454,081
December 31, 2015 (i)	29,595,848	$6,684,903
February 2016 Pre-emptive Rights Issuance (viii)	35,646	32,081
February 2016 Share issuance to Employees (ix)	50,000	45,000
August 2016 Shares issuance as partial consideration for Bridge Financing (x)	200,000	180,000
September 2016 Shares issuance as partial consideration for Bridge Financing (xi)	200,000	180,000
September 2016 Share issuance to Employee (xii)	30,000	27,000
October 2016 Shares issued in exchange for Class A Preferred Shares of CannTrust Inc. (xiii)	9,039,317	8,135,386
November 2016 Shares issued to NC of CannTrust Inc. in exchange for Shares of CannTrust Inc. (xiv)	2,759,909	2,483,918
December 2016 Private Placement (xv)	3,416,208	4,441,070
December 2016 Share issuance in lieu of services (xvi)	403,846	525,000
December 2016 Share issuance in consideration of surrender of Put Option (xvii)	22,265,145	31,420,729
Share issuance costs	-	(238,918)
December 31, 2016	67,995,919	$53,916,169

(i)	Excludes common shares classified as redeemable shares (Note 10).

(ii)	On January 15, 2015, 222,222 common shares were issued for gross proceeds of $0.90 per share.

(iii)	On April 30, 2015, 35,667,716 common shares previously issued under CannTrust Inc. were reissued under CannTrust Holdings Inc. upon the share reorganization discussed in Note 1. At the time of the reorganization, 2,759,909 common shares with a carrying value of $1,337,168 were retained in the capital of CannTrust Inc. by third party shareholders.

F-26

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

11.	SHARE CAPITAL (continued)

(iv)	On August 21, 2015 200,000 common shares of CannTrust Holdings Inc. were cancelled and repurchased for $1 from a related party and allocated to the CannTrust Holdings Inc. ESOP.

(v)	On August 21, 2015 675,000 common shares were issued from the CannTrust Holdings Inc. ESOP as consideration for goods and services received, as follows:

a.	375,000 common shares were issued as transaction costs in order to secure the $200,000 and $600,000 bridge loans referred to in Note 8(iii) and Note 8(iv). The value of the transaction costs could not be estimated reliably, thus the value of the shares issued was measured by reference to the fair value of the common share of the Company at the grant date. The fair value at the grant date was $0.90 per share.

b.	200,000 common shares were issued as consideration for marketing services received between January 1, 2015 and June 1, 2015. The shares were valued at $0.30 per share, as determined by the value of services received and invoiced.

c.	100,000 common shares were issued as consideration for computer software. The value of the assets received could not be estimated reliably, thus the value of the shares issued was measured by reference to the fair value of the common share of the Company at the grant date. The fair value at the grant date was $0.90 per share.

(vi)	On November 11, 2015 140,000 common shares were issued from CannTrust Holdings Inc. as consideration for the purchase of biological assets. The Company was unable to obtain Health Canada approval for the purchase, and the assets had to be destroyed. The value of the destroyed plants could not be estimated reliably, thus the value of the shares issued was measured by reference to the fair value of the common share of the Company at the grant date. The fair value at the grant date was $0.90 per share.

(vii)	On December 18, 2015, CannTrust Holdings Inc. issued 2,222,222 common shares in a private placement transaction to a related party at $0.90 per share, as well as one warrant to purchase 500,000 common shares at a price of $1.10 per common share for the period from December 18, 2015 to December 31, 2017 and one warrant to purchase 500,000 common shares at a price of $1.50 per common share for the period from December 18, 2015 to December 31, 2017. The common shares were valued at $1,454,081 and the warrants were valued at $545,919 (Note 13).

(viii)	As part of their pre-emptive rights under CannTrust Holdings Inc. Shareholders Agreement, on February 28, 2016 shareholders of the Company were issued 35,646 common shares at $0.90 per share for total proceeds of $32,081.

(ix)	On February 29, 2016, 50,000 common shares were issued to employees of the Company. The value of the shares issued was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $0.90 per share.

(x)	On August 9, 2016 as part of a bridge financing agreement, a $500,000 convertible promissory note was issued to a related party. As partial consideration for the funds advanced, the note holder was issued 200,000 common shares of the Company. The value of the transaction costs could not be estimated reliably, thus the value of the shares issued was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $0.90 per share.

F-27

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

11.	SHARE CAPITAL (continued)

(xi)	On September 1, 2016 as part of a second tranche to the bridge financing agreement, a $500,000 convertible promissory note was issued to a related party. As partial consideration for the funds advanced, the note holder was issued 200,000 common shares of the Company. The value of the transaction costs could not be estimated reliably, thus the value of the shares issued was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $0.90 per share.

(xii)	On September 28, 2016, 30,000 common shares were issued to an employee of the Company. The value of the shares issued was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $0.90 per share.

(xiii)	On October 30, 2016 the Company entered into separate agreements with all of the Class A Preference Shareholders of CannTrust Inc. to issue to them an aggregate number of 9,039,317 common shares with a fair value of $8,135,386 and 11,356,055 redeemable shares (Note 10) with a fair value of $10,220,450 of the Company in exchange for the transfer by them to the Company of an aggregate number of 7,175,001 Class A Preference shares of CannTrust Inc with a carrying value of $7,175,001 and settlement of $3,027,403 of distributions payable. A loss on settlement of $8,262,438 was recognized in the accumulated deficit.

(xiv)	On November 23, 2016 the Non-Controlling Shareholders of CannTrust Inc. exchanged their 2,759,909 common shares of CannTrust Inc. with a carrying value of $1,337,168 for 2,759,909 common shares of CannTrust Holding Inc. with a fair value of $2,483,918. A loss on settlement of $3,694,282 was recognized in the accumulated deficit.

(xv)	On December 23, 2016 3,416,208 common shares were issued for gross proceeds of $1.30 per share.

(xvi)	On December 23, 2016 403,846 common shares were issued as consideration for unpaid management fees to related parties. The shares were valued at $1.30 per share, as determined by the value of services received and invoiced.

(xvii)	On December 23, 2016 2,000,000 common shares with a fair value of $2,600,000 and a warrant to acquire 1,000,000 common shares at $1.30 per common share with a fair value of $1,061,975 were issued to Cannamed Financial Corp. in consideration for the surrender by Cannamed of its Put Rights under the Unanimous Shareholders Agreement (see Note 10). Upon settlement, 20,265,145 redeemable shares at a carrying value of $28,820,730 were reclassified as common shares, and a loss on settlement of $3,661,975 was recognized in the accumulated deficit.

12.	CLASS A PREFERENCE SHARES – CannTrust Inc.

	Preference Shares
	Number of Shares	Amount
December 31, 2014 and December 31, 2015 (i)	7,175,001	$7,070,589
October 2016 Shares acquired in exchange for Common Shares (ii)	(7,175,001)	(7,070,589)
December 31, 2016	-	$-

(i)	In the share reorganization rollover in 2015, all the Class A preference shares remained in CannTrust Inc. Included in the 7,175,001 preference shares were 4,000,000 preference shares held by Cannamed Financial Corp., which are redeemable at the option of the holder, under the same terms as the redeemable shares, described in Note 10.

(ii)	On October 30, 2016, the Company entered into separate agreements with all of the Class A Preference Shareholders of CannTrust Inc. to issue to them an aggregate number of 9,039,317 common shares and 11,356,055 redeemable shares (Note 10) of the Company in exchange for the transfer by them to the Company of an aggregate number of 7,175,001 Class A Preference shares of CannTrust Inc.

F-28

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

13.	RESERVE FOR WARRANTS

The following table reflects the continuity of warrants for the year ended December 31, 2016:

		Number of common		Weighted	Weighted
		shares to be issued on		average	average remaining
	Number of Warrants	exercise of warrants	Amount	exercise price	life in years
December 31, 2014	-	-	$-	$-	-
August 2015 Warrants issued with
convertible debt (i)	1,363,500	1,363,500	1,169,779	1.10	3.64
December 2015 Warrants issued with
converible debt (ii)	272,700	272,700	233,803	1.10	3.92
December 2015 Warrants issued in
private placement (iii)	2	1,000,000	545,919	1.30	1.00
December 31, 2015	1,636,202	2,636,200	1,949,501	1.18	3.61
February 2016 warrants issued with
convertible debt (iv)	18,598	18,598	15,922	1.10	4.16
December 2016 Warrants issued for
the surrender of Put Right (v)	1	1,000,000	1,061,975	1.30	2.98
December 31, 2016	1,654,801	3,654,798	$3,027,398	1.21	3.33

(i)	In connection with the August 20, 2015 convertible debenture issuance (Note 9(i)), each debenture holder was granted 4,545 warrants per debenture, exercisable by the holder for a period of 5 years from the closing date, at a price of $1.10 per common share. The warrants were valued at $1,169,779 at the grant date using an option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 181%; (iii) average risk-free interest rate of 0.44%; (iv) share price of $0.90; (v) forfeiture rate of 0; and (vi) expected life of five years.

(ii)	In connection with the December 1, 2015 convertible debenture issuance (Note 9(ii)), each debenture holder was granted 4,545 warrants per debenture, exercisable by the holder for a period of 5 years from the closing date, at a price of $1.10 per common share. The warrants were valued at $233,803 at the grant date using an option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 180%; (iii) average risk-free interest rate of 0.75%; (iv) share price of $0.90; (v) forfeiture rate of 0; and (vi) expected life of five years.

(iii)	Warrants were issued on December 20, 2015 as part of the private placement (Note 11 (vii)). Two warrants were issued, as follows:

•	One warrant to purchase 500,000 common shares at a price of $1.10 per common share for the period from December 18, 2015 to December 31, 2017. The warrant was valued at $277,815 based on the relative fair values of the share and warrant components of the offering. The fair value of the warrants has been estimated at the date of grant using an option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 164%; (iii) average risk-free interest rate of 0.55%; (iv) share price of $0.90; (v) forfeiture rate of 0; and (vi) expected life of two years.

•	One warrant to purchase 500,000 common shares at a price of $1.50 per common share for the period from December 18, 2015 to December 31, 2017. The warrant was valued at $268,104 based on the relative fair values of the share and warrant components of the offering. The fair value of the warrants has been estimated at the date of grant using an option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 164%; (iii) average risk-free interest rate of 0.55%; (iv) share price of $0.90; (v) forfeiture rate of 0; and (vi) expected life of two years.

F-29

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

13.	RESERVE FOR WARRANTS (continued)

(iv)	In connection with the February 28, 2016 convertible debenture issuance (Note 9(iii)), each debenture holder was granted 4,545 warrants per debenture, exercisable by the holder for a period of 5 years from the closing date, at a price of $1.10 per common share. The warrants were valued at $15,922 at the grant date using an option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 179%; (iii) average risk-free interest rate of 0.56%; (iv) share price of $0.90; (v) forfeiture rate of 0; and (vi) expected life of five years.

(v)	On December 23, 2016, a warrant to acquire 1,000,000 common shares at $1.30 per common share was issued to Canamed Financial Corp. as part of the consideration for the surrender by Canamed of its Put Right (Note 10(iii)). The warrant is exercisable by the holder at any time during the three-year period following its issuance. The warrant was valued at $1,061,975 at the grant date using an option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 189%; (iii) average risk-free interest rate of 1.1%; (iv) share price of $1.30; (v) forfeiture rate of 0; and (vi) expected life of three years.

14.	COMMITMENTS

The Company’s commitments consist of the following:

	Total	2017	2018	2019	2020	2021	Beyond
Lease obligation	$3,172,619	$439,662	$441,349	$459,912	$460,756	$470,037	$900,904
Service contracts	$32,128	$19,415	$6,102	$6,102	$509	$-	$-
Total	$3,204,747	$459,077	$447,451	$466,014	$461,264	$470,037	$900,904

15.	RELATED PARTY TRANSACTIONS

Share Capital

As at December 31, 2016, 36,394,845 common shares (2015 – 12,616,102, January 1, 2015 – 11,322,974) were issued and outstanding to related parties.

Preference Shares

As at December 31, 2016, NIL preference shares (2015 – 250,001, January 1, 2015 - 250,001) were issued and outstanding to related parties. As at December 31, 2016, NIL (2015 - $57,452, January 1, 2015 - $27,452) of dividends were accrued on the preference shares from related parties. During the year, $104,876 (2015 – NIL, 2014 - NIL) of accrued dividends on the preference shares to related parties were settled through the issuance of common shares.

Redeemable Shares

As at December 31, 2016, NIL redeemable shares (2015 – 8,909,090, January 1, 2015 – 8,909,090) were issued and outstanding to related parties. In addition, as at December 31, 2016, NIL (2015 – 4,000,000) preference shares were issued as redeemable shares from related parties. As at December 31, 2016, NIL (2015 - $919,232, January 1, 2015 - $439,233) of dividends were accrued on the preference shares issued as redeemable shares from related parties. During the year, $1,678,027 (2015 – NIL, 2014 - NIL) of accrued dividends on the preference shares issued as redeemable shares to related parties were settled through the issuance of common shares.

F-30

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

15.	RELATED PARTY TRANSACTIONS (continued)

Due to Shareholders

During the year, the Company obtained NIL in bridge loans from related parties (2015 – $800,000, 2014 - $300,000), of which NIL was repaid in cash (2015 – $200,000, 2014 - $300,000), and NIL was settled by issuance of convertible debt (Note 9(i)) (2015 – $600,000, 2014 – Nil).

Convertible Debt

During the year, the Company obtained $1,000,000 (2015 - $1,030,000, 2014 - Nil) in due on demand convertible promissory notes from related parties, all of which was outstanding as at December 31, 2016. As at December 31, 2016, $210,828 (2015 - $43,328, January 1, 2015 - Nil) of interest accrued on the due on demand convertible promissory notes and convertible debt from related parties. During the year, the Company paid Nil in interest on the due on demand convertible promissory notes and convertible debt to related parties (2015 – Nil, 2014 - Nil).

Key Management Compensation

The compensation of key management of the Company totaled $430,893 in 2016 (2015 - $420,408, 2014 - $326,247), and consisted of salaries. During the year, Nil (2015 – Nil, 2014 - $92,500) severance payment was made to a former related party. There were no stock options or bonuses issued to key management. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

Other related party transactions

During the year, the Company incurred $590,000 (2015 - $520,000, 2014 - $331,197) of management fees to related parties, of which $266,500 (2015 - $333,000, January 1, 2015 - $300,000) was unpaid and included in accounts payable at December 31, 2016. During the year, $525,000 of management fees to related parties were settled with the issuance of common shares (Note 11(xvi)) (2015 - $380,000 of management fees to related parties were settled with the issuance of convertible debt (Note 9(i))). During the year, the Company incurred $27,501 (2015 – Nil) of consulting fees to related parties, of which Nil was unpaid and included in accounts payable at December 31, 2016. During the year, the Company incurred $192,247 of legal fees to related parties, of which $339 was unpaid and included in accounts payable at December 31, 2016.

16.	JOINT VENTURE

On July 15, 2015, the Company entered into a joint venture with Club Coffee L.P., in which each entity holds 50% of the outstanding shares (100 common shares) of Cannabis Coffee & Tea Pod Company Ltd (the Joint Venture). The Joint Venture will have access to patents and IP developed by CannTrust and Club Coffee and will build a network of licensees who will be licensed to manufacture product using patents and Intellectual Property owned by the Joint Venture. The cost of the investment was nominal. During the year, the Joint Venture had a loss before tax of $294,884 (2015 - $0) of which $147,442 (2015 - $0) was the Company’s share and a loss and comprehensive loss after tax of $294,884 (2015 - $0) of which $147,442 (2015 - $0) was the Company’s share. The Company’s interest in the Joint Venture was recorded as an investment of $19,313 as at December 31, 2016 (2015 - $1). Included in the investment balance is the net loss of $147,442 and a net receivable of $166,755.

F-31

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

17.	INCOME TAXES

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate to the income for the year and is reconciled as follows:

	December 31,	December 31,	December 31,
	2016	2015	2014
Net income (loss) before income taxes	$(13,619,943)	$(6,819,970)	$(12,753,657)
Combined federal and provincial statutory income tax rate	26.5%	26.5%	26.5%
Expected recovery at statutory rate	$(3,609,285)	$(1,807,292)	$(3,379,719)
Non-deductible expenses and other permanent differences	1,588,058	439,159	1,987,571
Change in deferred tax assets not recognized	2,021,227	1,368,133	1,392,148
Expected deferred income tax recovery	$-	$-	$-

As at December 31, 2016, the Company has not recognized a deferred tax asset in respect of its deductible temporary differences and past losses incurred as it has not been demonstrated that the Company will be able to generate sufficient future profits to utilize this tax asset over a reasonable period of time.

Deferred taxation

	December 31,	December 31,	December 31,
	2016	2015	2014
Property and equipment	$651,797	$202,860	$(72,078)
Reserves and loss carry-forwards	4,128,965	2,594,434	1,406,259
Share issue costs	97,672	59,913	60,716
SR&ED expenditures	-	-	52,836
Deferred tax asset not recognized	(4,878,434)	(2,857,207)	(1,447,733)
Expected deferred income tax recovery	$-	$-	$-

The expiry of the Company’s non-capital losses are as follows:

2023	$239,770
2024	4,416,211
2025	5,134,335
2026	5,790,684
$15,581,000

F-32

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

18.	FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Policies

The Company manages its exposure to a number of different financial risks arising from its operations as well as its use of financial instruments including market risks (foreign currency exchange rate and interest rate), credit risk and liquidity risk through its risk management strategy. The objective of the strategy is to support the delivery of the Company's financial targets while protecting its future financial security and flexibility.

Financial risks are primarily managed and monitored through operating and financing activities. The financial risks are evaluated regularly with due consideration to changes in the key economic indicators and up-to-date market information.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. These market risks are evaluated by monitoring changes in key economic indicators and market information on an on-going basis.

Currency Risk

The Company does not actively manage its foreign currency risk as this risk is deemed not material. As at December 31, 2016, December 31, 2015 and January 1, 2015, the Company did not have any financial assets or liabilities denoted in foreign currencies.

Interest Rate Risk

Interest rate risk is the risk that the cash flows of a financial instrument will fluctuate due to changes in market interest rates. Interest rate risk on the convertible debentures is limited due to the fact that they are fixed rate of interest instruments.

As at December 31, 2016, the Company had Nil (2015 - $300,000, January 1, 2015 - $500,000) in short-term investments.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. As at December 31, 2016, the Company had accounts payable and accrued liabilities and distributions payable on preference shares of $2,570,965 (2015 - $2,536,516, January 1, 2014 - $1,766,292) due within 12 months and convertible debt due on demand of $1,000,000 (2015 – Nil, January 1, 2015 - Nil), and cash, short-term investments, HST recoverable and accounts receivable of $5,132,152 (2015 - $3,103,012, January 1, 2015 - $3,090,176) to meet its current obligations.

Considering the available liquidities as at December 31, 2016, the expected cash burn from operations and future commitments (refer to note 14), the Company’s exposure to liquidity risk as at December 31, 2016 is considered high. The Company expects to address this risk by raising funds through external financing as needed (refer to note 20).

F-33

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

18.	FINANCIAL INSTRUMENTS (continued)

In addition to the commitments disclosed in 14, the Company is obligated to the following contractual maturities of undiscounted cash flows:

		Contractual cash			Years 4 and
As at December 31, 2016	Carrying amount	flows	Year 1	Years 2-3	after
Accounts payable and accrued liabilities	$2,570,965	$2,570,965	$2,570,965	$-	$-
Convertible debt due on demand	1,000,000	1,000,000	1,000,000	-	-
Convertible debt	1,463,947	4,814,151	436,910	4,335,541	41,699
Total	$5,034,912	$8,385,116	$4,007,875	$4,335,541	$41,699

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk, as the Company’s sales are typically paid at the time of transaction, with an immaterial balance to be collected at year-end.

19.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

•	Maintain a capital structure that allows it to finance its growth strategy with cash flows from its operations;

•	Preserve its ability to meet its financial obligations by funding the capital needs via private sources; and

•	Optimize the use of capital to provide an appropriate return on investment to its shareholders.

The Company defines its capital as shareholders’ equity, preference shares and redeemable shares.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the capital management strategy during the year-ended December 31, 2016.

20.	SUBSEQUENT EVENTS

(i)	On January 13, 2017, a Subsidiary of the Company executed a Purchase and Sale Agreement to acquire all of the assets, property and undertakings of and pertaining to the Vendors Business excluding merchandisable inventories on the Facility for $6,500,000 at closing and a $1,000,000 promissory note paid over a period of five years following the closing date. The Vendor currently carries on the business of a horticultural greenhouse and related activities in the Town of Fenwick, Ontario. The property being acquired is all zoned for cannabis production and will allow the Company to significantly expand its production. At the time that these financial statements were authorized for issue, the initial accounting for the acquisition through the allocation of the consideration paid to assets acquired and liabilities assumed is incomplete due to the short time period since acquisition.

(ii)	As it is the Company’s intention to utilize the purchased assets for cannabis production, on January 13, 2017 the Subsidiary of the Company executed a partial assignment of the Purchase and Sale Agreement assigning all of the rights to the Vendors existing horticultural flower business to the Assignee. In return the Assignee will be responsible for the payment for the Vendors Inventories pursuant to the Purchase and Sale Agreement.

F-34

CannTrust Holdings Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016 and December 31, 2015

(in Canadian dollars)

20.	SUBSEQUENT EVENTS (continued)

(iii)	On February 17, 2017, the Company issued, on a private placement basis, a combination of:

(i) 12,584,100 Special Warrants at a price of $2.00 per Special Warrant, with each Special Warrant exercisable into one common share of the Corporation for aggregate proceeds of $25,168,200 and (ii) 510,000 common shares of the Corporation at a price of $2.00 per share for aggregate proceeds of $1,020,000. The Corporation’s Agent for the Special Warrant Financing was paid an Agent’s Fee equal to 6% of the aggregate proceeds to the Corporation excluding those Special Warrants subscribed to by Employees of the Company and other persons participating on a non-brokered basis. No Fees were paid in respect of the 510,000 common shares issued. As additional consideration, the Corporation’s Agent was issued that number of Broker Warrants which is equal to 6% of the number of Special Warrants sold pursuant to the Special Warrant Offering excluding those Special Warrants subscribed to by Employees of the Company and other persons participating on a non-brokered basis. No Broker Warrants were issued in respect of the 510,000 common shares issued. Each Broker Warrant is exercisable into a common share of the Corporation at an exercise price of $2.00 per share for a period of 24 months.

(iv)	In March 2017, $1,776,851 of the Company’s convertible debt plus outstanding accrued interest was converted into 1,712,425 common shares.

(v)	In March 2017, warrants to purchase 1,000,000 common shares were exercised for gross proceeds of $1,300,000.

(vi)	In March 2017, the Company issued 1,565,000 employee stock options under the Company’s ESOP exercisable at $2.00 per share vesting over three years.

21.	PRIOR YEAR ADJUSTMENTS

(vii)	Under the Unanimous Shareholders’ Agreement, Cannamed had the option to send a notice requiring the Company to purchase all (but not less than all) of the shares in the capital of the Company then owned by Cannamed at the fair market value of the shares. During the year, it was noticed that the put option was not recorded as a liability to the Company in 2014 or 2015. A prior year adjustment was made to the December 31, 2015 comparable figures to record redeemable shares of $8,793,398 (2014 - $8,765,638). As a result of the prior year adjustment, the net loss and comprehensive loss and cumulative deficit in 2015 increased by $27,760 (2014 - $8,765,638). Accordingly, the loss per share increased by $0.02 per share in 2015 ($0.17 per share in 2014). There was no impact to cashflow from operating, investing or financing activities due to the adjustment in 2015 or 2014.

(viii)	In the prior year audited financial statements, the principal debt, conversion option and warrants were all bifurcated as components of the debentures issued on August 20, 2015 and December 1, 2015. During the year, it was determined that the face value of the debt should be bifurcated across the principal debt and conversion option, while the warrants should be treated as transaction costs. A prior year adjustment was made to the December 31, 2015 comparable figures to decrease the convertible debt by $1,825,833, increase the derivative liability by $2,716,347 and increase the warrants by $836,676. As a result of the prior year adjustment, the net loss and comprehensive loss and cumulative deficit in 2015 increased by $1,622,869 (2014 - $Nil) attributable to equity shareholders of the Company and $104,321 attributable to non-controlling interest. Accordingly, the loss per share increased by $0.06 per share in 2015 (Nil in 2014). There was no impact to cashflow from operating, investing or financing activities due to the adjustment in 2015 or 2014.

F-35

Condensed interim consolidated financial statements

(Unaudited)

CannTrust Holdings Inc.

For the three months ended March 31, 2017 and March 31, 2016

(Expressed in Canadian dollars)

F-36

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Financial Position

As at

(in Canadian dollars)

	March 31, 2017	December 31, 2016
	(unaudited)	(audited)
Assets

Current
Cash (Note 6)	$20,618,150	$4,895,145
Short term investments (Note 6)	900,000	-
Harmonized sales tax recoverable	50,030	96,992
Inventory (Note 7)	4,143,983	3,674,635
Biological asset (Note 7)	3,947,669	2,320,093
Accounts receivable	145,546	140,015
Prepaids	1,346,066	497,975
Total current assets	31,151,444	11,624,855

Non-current
Investment (Note 15)	20,300	19,313
Restricted cash (Note 6)	100,000	25,000
Property and equipment (Note 8)	12,758,468	5,209,440
Total Assets	44,030,212	16,878,608

Liabilities

Current
Accounts payable and accrued liabilities	1,284,570	2,570,965
Current portion of promissory note (Note 5)	200,000	-
Convertible debt due on demand (Note 9)	-	1,000,000
Total current liabilities	1,484,570	3,570,965

Non-current liabilities
Convertible debt (Note 9)	1,297,139	1,463,947
Promissory note (Note 5)	800,000	-
Derivative liability (Note 9)	2,546,871	1,375,447
Total Liabilities	6,128,580	6,410,359

Shareholders' Equity
Share capital (Note 10)	58,877,746	53,916,169
Share-based payment reserve (Note 11)	196,505	-
Warrants (Note 12)	26,080,603	3,027,398
Deficit	(47,253,222)	(46,475,318)
Total Shareholders' Equity	37,901,632	10,468,249
Total Liabilities and Shareholders' Equity	$44,030,212	$16,878,608

Nature of Operations and Going Concern Assumption (Note 1)

 Commitments (Note 13)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Director	Director

F-37

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Loss

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

	March 31, 2017	March 31, 2016
Revenue	$3,033,245	$700,777

Unrealized gain on changes in fair value of biological assets (Note 7)	(5,355,502)	(1,167,932)
Biological asset write-off (Note 7)	1,337,296	219,450
Inventory write-off (Note 7)	87,868	-
Inventory expensed to cost of sales	2,928,922	709,565
Production costs	823,548	721,641
(Recovery) expense to cost of sales, net of unrealized gain on changes in fair value of biological assets	(177,868)	482,724
Gross margin, including the unrealized gain on changes in fair value of biological assets	3,211,113	218,053

Expenses
Amortization (Note 8)	180,913	127,119
General and administrative	234,967	121,182
Management fees (Note 14)	200,000	132,500
Marketing and promotion	98,164	100,536
Professional fees	215,608	67,794
Rent and facilities	23,889	34,815
Salaries and benefits	740,018	330,035
Share based compensation (Note 11)	196,505	45,000
Loss on Equity Accounted Investment (Note 15)	25,953	3,833
Total Expenses	1,916,017	962,814
Income (Loss) from Operations	1,295,096	(744,761)

Interest and other expenses	(95,295)	(105,887)
Accretion expense	(89,448)	(55,306)
Distributions on preference shares	-	(355,368)
Transaction costs (Note 12)	(204,282)	(6,386)
Loss on revaluation of derivative liability (Note 9)	(1,683,975)	(537,411)
Gain on revaluation of redeemable shares (Note 16)	-	3,696
Net Loss and Comprehensive Loss	$(777,904)	$(1,801,423)

Net Loss and comprehensive loss Attributable to:
Equity shareholders of the Company	(777,904)	(1,578,145)
Non-controlling interest	-	(223,278)
	(777,904)	(1,801,423)
Loss per share attributable to parent company

Basic and diluted	$(0.01)	$(0.06)
Weighted average number of common shares outstanding	68,912,930	29,624,793

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-38

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

	Share Capital
	Number of common	Amount - Common	Share-based payment			Equity before Non-	Non-Controlling
	shares	shares	reserve	Warrants	Deficit	Controlling Interest	Interest	Total
CannTrust Holdings Inc. Balance, December 31, 2015	29,595,848	$6,684,903	$-	$1,949,501	$(18,041,464)	$(9,407,060)	$(405,580)	$(9,812,640)

February 2016 Pre-emptive Rights Issuance (Note 10)	35,646	32,081	-	-	-	32,081	-	32,081
February 2016 warrants issued with convertible debt (Note 12)	-	-	-	15,922	-	15,922	-	15,922
February 2016 Share issuance to Employees (Note 10)	50,000	45,000	-	-	-	45,000	-	45,000
Net loss and comprehensive loss	-	-	-	-	(1,578,145)	(1,578,145)	(223,278)	(1,801,423)
CannTrust Holdings Inc. Balance, March 31, 2016	29,681,494	$6,761,984	$-	$1,965,423	$(19,619,609)	$(10,892,202)	$(628,858)	$(11,521,060)

August 2016 Shares issuance as partial consideration for Bridge Financing (Note 10)	200,000	180,000	-	-	-	180,000	-	180,000
September 2016 Shares issuance as partial consideration for Bridge Financing (Note 10)	200,000	180,000	-	-	-	180,000	-	180,000
September 2016 Share issuance to Employee (Note 10)	30,000	27,000	-	-	-	27,000	-	27,000
October 2016 Shares issued in exchange for Class A Preferred Shares of CannTrust Inc. (Note 10)	9,039,317	8,135,386	-	-	(8,262,438)	(127,052)	-	(127,052)

Net loss and comprehensive loss before non-controlling interest settlement	-	-	-	-	(9,937,943)	(9,937,943)	(581,506)	(10,519,449)

November 2016 Shares issued to non-controlling interest of CannTrust Inc. in exchange for Shares of CannTrust Inc. (Note 10)	2,759,909	2,483,918	-	-	(3,694,282)	(1,210,364)	1,210,364	-
December 2016 Private Placement (Note 10)	3,416,208	4,441,070	-	-	-	4,441,070	-	4,441,070
December 2016 Share issuance in lieu of services (Note 10)	403,846	525,000	-	-	-	525,000	-	525,000
December 2016 Share issuance in consideration of surrender of Put Option (Note 10)	22,265,145	31,420,729	-	1,061,975	(3,661,975)	28,820,729	-	28,820,729
Share issuance costs	-	(238,918)	-	-	-	(238,918)	-	(238,918)
Net loss and comprehensive loss	-	-	-	-	(1,299,071)	(1,299,071)	-	(1,299,071)
CannTrust Holdings Inc. Balance, December 31, 2016	67,995,919	$53,916,169	$-	$3,027,398	$(46,475,318)	$10,468,249	$-	$10,468,249
February 2017 Private Placement (Note 10 and 12)	510,000	1,020,000	-	25,168,200	-	26,188,200	-	26,188,200
February 2017 Warrants issued as partial consideration for Private Placement (Note 12)	-	-	-	499,169	-	499,169	-	499,169
March 2017 Share issuance on exercise of convertible debt (Note 9 and 10)	644,264	877,497	-	-	-	877,497	-	877,497
March 2017 Exercise of warrants (Note 10 and 12)	1,000,000	1,845,919	-	(545,919)	-	1,300,000	-	1,300,000
March 2017 Share issuance on exercise of convertible debt due on demand (Note 9 and 10)	1,068,161	1,068,161	-	-	-	1,068,161	-	1,068,161
March 2017 Share issuance as partial consideration for Warrant Financing (Note 10 and 12)	75,000	150,000	-	-	-	150,000	-	150,000
Share and Warrant issuance costs (Note 12)	-	-	-	(2,068,245)		(2,068,245)	-	(2,068,245)
Share-based compensation (Note 11)	-	-	196,505	-	-	196,505	-	196,505
Net loss and comprehensive loss	-	-	-	-	(777,904)	(777,904)	-	(777,904)
CannTrust Holdings Inc. Balance, March 31, 2017	71,293,344	$58,877,746	$196,505	$26,080,603	$(47,253,222)	$37,901,632	$-	$37,901,632

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-39

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

	March 31, 2017	March 31, 2016
Operating Activities
Net loss	$(777,904)	$(1,801,423)
Items not effecting cash
Amortization	400,930	127,119
Accretion expense	89,448	55,306
Gain on revaluation of biological assets	(5,355,502)	(1,167,932)
Biological asset write-off	1,337,296	219,450
Inventory write-off	87,868	-
Loss on Equity Accounted Investment	25,953	3,833
Loss on revaluation of derivative liability	1,683,975	537,411
Gain on revaluation of redeemable shares	-	(3,696)
Non-cash transaction costs for convertible debt	-	6,513
Share-based compensation	196,505	45,000
	(2,311,431)	(1,978,419)
Changes in non-cash working capital
Harmonized sales tax recoverable	46,962	(49,556)
Inventory	(496,525)	664,834
Biological assets	2,390,630	95,409
Accounts receivable	(5,531)	39,060
Prepaids	(848,091)	(91,783)
Accounts payable and accrued liabilities	(1,109,544)	208,813
Distribution payable on preference shares	-	355,367
Cash flows used in operating activities	(2,333,530)	(756,274)

Investing Activities
Purchase of property and equipment	(510,649)	(390,983)
Acquisition of Business	(6,500,000)	-
Advances to/investment in Joint Venture	(26,940)	(6,573)
Short term investments	(900,000)	-
Cash flows used in investing activities	(7,937,589)	(397,556)

Financing Activities
Proceeds from private placement, net of share issue costs	24,769,124	32,081
Proceeds from issuance of convertible debt, net of transaction costs	-	40,918
Exercise of warrants	1,300,000	-
Restricted cash held as collateral on credit card financing	(75,000)	-
Cash flows provided by financing activities	25,994,124	72,999

Net increase in cash	15,723,005	(1,080,831)

Cash, at beginning of period	4,895,145	2,691,154

Cash, at end of period	$20,618,150	$1,610,323

Supplementary information
Interest paid	$566,500	$-
Interest received	3,051	-

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-40

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN ASSUMPTION

Nature of Operations

CannTrust Holdings Inc. ("CannTrust" or the "Company") is a Canadian company incorporated in Ontario on March 16, 2015. The Company is the parent company of CannTrust Inc., a Canadian Company incorporated in Ontario on August 16, 2013 and Elmcliffe Investments Inc., a Canadian Company incorporated on October 31, 2013.

The Company is a licensed producer and distributor of medical cannabis in Canada pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and the Controlled Drugs and Substances Act and its Regulations. The Company began production of medicinal cannabis at its hydroponic facility located in Vaughan, Ontario in Canada and received its license from Health Canada to sell on February 9, 2015. The Company commenced sale of medicinal cannabis under the MMPR in February 2015.

The registered head office of the Company is in 3280 Langstaff Road, Building 1, Unit 1, Vaughan, Ontario, L4K 5B6.

Going Concern Assumption

The condensed interim consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

For the three-months ended March 31, 2017, the Company had generated revenue of $3,033,245 (three-months ended March 31, 2016 - $700,777), but continues to be in loss position, with a net loss of $777,904 (three-month period ended March 31, 2016 - $1,801,423), and cash flows used in operating activities of $2,333,530 (three-month period ended March 31, 2016 – $756,274). These conditions indicate the existence of uncertainties that may cast doubt on the Company’s ability to continue as a going concern.

The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. As a result of the successful completion by the Company of a private placement on February 17, 2017 with aggregate proceeds of $25,168,200 (see note 12(iii)) together with the increasing revenues being achieved by the Company in the period, Management is of the opinion that the Company has sufficient working capital to meet the Company’s liabilities and commitments as they become due in the normal course of business. Should additional financing be required, this may not be available on a timely basis or on terms acceptable to the Company.

The condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. Consequently, adjustments would then be necessary to the carrying value of assets and liabilities, the reported revenues and expenses and the balance sheet classifications used. Such adjustments, if required, could be material.

F-41

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standard 34 Interim Financial Reporting (“IAS 34”). The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and therefore should be read in conjunction with the annual consolidated financial statements of the Company for the year ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition date fair value and the amount of any non-controlling interest (NCI) in the acquiree. The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest (NCI) at its fair value, or at its proportionate share of the acquiree’s identifiable net assets, at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for NCI over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the identifiable net assets acquired is in excess of the aggregate consideration transferred, the Company reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in statement of profit or loss and other comprehensive income.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 is measured at fair value, with changes in fair value recognized either in the statement of profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured, and subsequent settlement is accounted for within equity.

During the measurement period, not to exceed one year beyond the acquisition date, fair values of the net assets acquired are estimated on a provisional basis and are subject to change. Acquisition-related costs are expensed as incurred and included in transaction costs.

F-42

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Goodwill and Indefinite Life Assets

Goodwill is initially recognized at cost, being the excess of the purchase price of acquired business over the estimated fair value of the tangible and intangible assets acquired and liabilities assumed at the date acquired, and is allocated to the cash generating unit (“CGU”) expected to benefit from the acquisition. A CGU is the smallest group of assets for which there are separately identifiable cash flows.

Subsequently, goodwill and indefinite life assets are not amortized but are assessed annually for impairment and more frequently whenever events or circumstances indicate that their carrying value may not be fully recoverable. The impairment test requires comparing the carrying values of the Company’s CGU, including goodwill, to their recoverable amounts. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The Company determines the value in use using estimated future cash flows discounted at an after- tax rate that reflects the risk adjusted weighted-average cost of capital. Any excess of the carrying value amount of a CGU over the recoverable amount is expensed in the period the impairment is identified.

An impairment loss recorded for goodwill is not reversed in a subsequent period. Upon disposal of a business, any related goodwill is included in the determination of gain or loss on disposal.

c.	New Accounting Standards Adopted in the Period

•	IAS 7 ‘Disclosures’, required entities to provide disclosures in their financial statements about changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

•	IAS 12 ‘Income taxes – Deferred Tax’ clarifies the recognition of deferred tax assets for unrealized losses. It was amended to specify (i) the requirement for recognizing deferred tax assets or unrealized losses; (ii) deferred tax where an asset is measured at a fair value below the asset’s tax base; and (iii) certain other aspects of accounting for deferred tax assets. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

d.	New Accounting Standards to be Adopted in the Future

At the date of authorization of these condensed interim consolidated financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods and which the Company has not early adopted. However, the Company is currently assessing what impact the application of these standards or amendments will have on the consolidated financial statements of the Company.

F-43

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	New Accounting Standards to be Adopted in the Future (continued)

•	IFRS 9 ‘Financial Instruments: Classification and Measurement’, introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management has not yet considered the potential impact of the adoption of IFRS 9.

•	IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in June 2014. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. IFRS 15 will be effective for the Company on January 1, 2018, with early adoption permitted. Management has not yet considered the potential impact of the adoption of IFRS 15.

•	IFRS 16 ‘Leases’ was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. Management has not yet considered the potential impact of the adoption of IFRS 16.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant judgments include the following:

(i)	Assessing whether material uncertainties exist which would cause doubt about the Company’s ability to continue as a going concern. Refer to Note 1.

(ii)	Assessing whether a joint arrangement is a joint operation or a joint venture. Refer to Note 15.

(iii)	Assessing whether acquisitions are assets acquisitions or business combinations. Refer to Note 5.

(iv)	The valuation and recoverability of deferred taxes. The Company has determined that the realization of certain income tax losses carried forward are not yet probable and has not recorded a deferred income tax asset relating to those losses. Refer to Note 17.

(v)	Classification/presentation of convertible debentures.

(vi)	Classification of preference shares and redeemable shares.

F-44

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

(vii)	Classification of special warrants.

Significant estimates include the following:

i.	Provisional valuation of net assets acquired in acquisition. Refer to Note 5.

ii.	The valuation of inventory at the lower of cost and net realizable value. Refer to Note 7.

iii.	The valuation of biological assets, including estimating the stage of growth up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields per plant. Refer to Note 7.

iv.	The estimated useful lives and residual values of Property and Equipment and related amortization included in profit and loss, as well as impairment on property and equipment. Refer to Note 8.

v.	Valuation of shares issued in exchange for goods and services. Refer to Note 10.

vi.	Valuation of warrants and conversion option. Refer to Note 12.

vii.	Valuation of redeemable shares. Refer to Note 16.

viii.	Valuation of special warrants. Refer to Note 12.

ix.	Valuation of options. Refer to Note 11.

5.	ACQUISITION

On January 13, 2017, the Company, through its wholly owned subsidiary Elmcliffe Investments Inc. executed a Purchase and Sale Agreement to acquire various assets of a plant bedding operation located in the regional municipality of Niagara, Ontario. The aggregate purchase price for the acquisition was $7,500,000. On execution of the Purchase and Sale Agreement, the business and all related intangible assets and intellectual property was assigned to a related party. With the acquisition, the Company ceased the existing operations and began a site conversion project in order to convert the facility into a Health Canada Approved Marijuana growth facility. With this acquisition, the Company expects to enhance its ability to grow and expand to serve the medicinal Marijuana market in Canada.

The Company has preliminarily allocated the purchase price as follows:

Assets	Allocation
Goodwill and Intangibles	$1
Land	475,000
Residential Buildings	658,000
Greenhouses and Equipment	4,140,000
Plant and Equipment	2,112,999
Vehicles	114,000
Provisional total of net assets at fair value	$7,500,000

F-45

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

5.	ACQUISITION (continued)

Consideration of the acquisition is comprised of:

Cash consideration	$6,500,000
Contingent consideration (Note 5 (a))	1,000,000
Total	$7,500,000

(a)	As part of the consideration for the acquisition, a promissory note was issued in the amount of $1,000,000 payable over 5 years in 5 consecutive annual payments of $200,000.

The following table reflects a continuity of the Company’s promissory note:

Promissory Note March 31, 2017
Carrying amount, January 1, 2016 and December 31, 2016	$-
Issuance of promissory note	1,000,000
Carrying amount	$1,000,000

Acquisition costs incurred related to the acquisition totaled $204,282 which are included in transaction costs. No receivables, payables or inventory were acquired through the acquisition. Revenue and net income for the period ended March 31, 2017 were not impacted by the acquisition.

The fair values disclosed are provisional as at March 31, 2017 because the acquisition only occurred on January 13, 2017, and due to the complexity of the acquisition, in identifying and valuing intangible assets, further work will be required to confirm the final fair values. The finalization of the valuation work required to determine the fair values of the assets and liabilities acquired will be completed, at the latest, within 12 months of the acquisition date.

6.	CASH, RESTRICTED CASH AND SHORT-TERM INVESTMENTS

	March 31,	December 31,
	2017	2016
Cash	$20,618,150	$4,895,145
Short-term investment - GIC (i)	900,000	-
Restricted cash - GIC held as collateral (ii)	100,000	25,000
Total cash, restricted cash and short-term investments	$21,618,150	$4,920,145

(i)	The GIC, redeemable without penalty on the 15th of each month, was issued on January 4, 2017 and matures on January 4, 2020. The investment is a three year GIC held with a large Canadian financial institution at a fixed interest rate of 0.75% in year 1, 0.8% in year 2 and 0.85% in year 3.

(ii)	$100,000 GIC is held by the bank as collateral against credit cards issued to management of the Company at an interest rate of 1.53%. The credit cards have a combined credit limit of $100,000.

F-46

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

6.	CASH, RESTRICTED CASH AND SHORT-TERM INVESTMENTS (continued)

The Company has a letter of credit with a large Canadian financial institution, for up to $200,000. The letter of credit has a one year expiry from the date of issue, and an automatic annual extension with 30 days’ notice. The letter of credit is required as a covenant to the building lease agreement in the event of a default in lease payments. No funds have been drawn from the credit facility as at December 31, 2016 or March 31, 2017.

7.	INVENTORY AND BIOLOGICAL ASSETS

The Company’s biological assets consist of seeds and medical cannabis plants. The Company’s biological assets at March 31, 2017 are comprised of:

	March 31, 2017	December 31, 2016
Carrying amount, January 1	$2,320,093	$137,791
Seeds purchased	-	(1,611)
Plants written off	(1,337,296)	(2,723,061)
Changes in fair value less costs to sell due to biological transformation	5,355,502	9,689,375
Transferred to inventory upon harvest	(2,390,630)	(4,782,400)
Carrying amount, March 31, 2017 and December 31, 2016	$3,947,669	$2,320,093

As at March 31, 2017, included in the carrying amount of biological assets is $26,295 of seeds (December 31, 2016 - $26,295) and $3,921,374 of live plants (December 31, 2016 - $2,293,798).

Biological assets are classified as level 3 in the fair value hierarchy. There have been no transfers between levels. The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

•	wastage of plants based on their various stages;
•	yield by plant;
•	price per gram of yield;
•	percentage of costs incurred to date compared to the costs to be incurred are used to estimate fair value of an in-process plant; and
•	percentage of costs incurred for each stage of plant growth was estimated.

All of the plants are to be harvested as agricultural produce (i.e. medical cannabis) and all of the plants, on average, were 50% from harvest as at March 31, 2017 (December 31, 2016 – 33%).

The Company estimates the harvest yields for the plants at various stages of growth. As at March 31, 2017, it is expected that the Company’s biological assets will yield approximately 825,000 grams (December 31, 2016 - 450,000 grams) of biological produce, with selling prices ranging from $8.50 to $12.50 per gram, before discounts for patient assistance programs to eligible low-income patients. The Company’s estimates are, by nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the gain or loss on biological assets. The Company performed a sensitivity analysis on the fair value of biological assets and noted that a 10% decrease in selling prices would result in a $394,764 (December 31, 2016 - $331,915) decrease in the fair value of the biological assets.

Inventories on hand consist of harvested finished goods, harvested cannabis in process, cannabis oils, vaporizers and packaging materials and are valued at the lower of cost and net realizable value. As at March 31, 2017, the Company held 220,070 grams of dry cannabis (December 31, 2016 – 321,517) and 317,459 grams of cannabis oils (December 31, 2016 – 226,744).

F-47

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

7.	INVENTORY AND BIOLOGICAL ASSETS (continued)

Inventory is comprised of the following items:

	March 31,	December 31,
	2017	2016
Vaporizors	$34,000	$17,002
Finished goods	357,441	956,227
Work-in-process	3,644,541	2,628,509
Packaging and labels	108,001	72,897
Total inventory	$4,143,983	$3,674,635

As at March 31, 2017, included in the carrying amount of finished goods is $170,265 of dry cannabis (December 31, 2016 - $700,543) and $187,176 of cannabis oils (December 31, 2016 - $255,684). As at March 31, 2017, included in the carrying amount of work-in-process is $1,719,332 of dry cannabis (December 31, 2016 - $1,503,700) and $1,925,209 of cannabis oils (December 31, 2016 -

$1,124,809).

During the three-month period ended March 31, 2017, $87,868 of work-in-process inventory was destroyed and written down to Nil.

8.	PROPERTY AND EQUIPMENT

		Buildings and	Leasehold		Furniture and	Computer	Computer
	Land	Greenhouses	Improvements	Equipment	Fixtures	Hardware	Software	Total
Balance at December 31, 2015	$-	$-	$2,620,079	$4,031,998	$150,063	$145,150	$166,489	$7,113,779
Additions	-	-	176,277	843,155	74,690	40,180	73,537	1,207,840
Write-offs	-	-	-	(59,666)	-	-	-	(59,666)
Balance at December 31, 2016	$-	$-	$2,796,356	$4,815,487	$224,753	$185,330	$240,026	$8,261,952
Additions	-	-	67,586	359,013	6,831	53,351	23,868	510,649
Acquisition of Business	475,000	4,798,000	-	2,227,000	-	-	-	7,500,000
Balance at March 31, 2017	$475,000	$4,798,000	$2,863,942	$7,401,500	$231,584	$238,681	$263,894	$16,272,601
Accumulated Amortization
Balance at December 31, 2015	$-	$-	$(339,456)	$(1,084,011)	$(54,939)	$(83,946)	$(46,058)	$(1,608,410)
Amortization	-	-	(272,986)	(911,341)	(39,691)	(55,264)	(191,671)	(1,470,952)
Write-offs			-	26,850	-	-	-	26,850
Balance at December 31, 2016	$-	$-	$(612,442)	$(1,968,502)	$(94,630)	$(139,210)	$(237,729)	$(3,052,512)
Amortization	-	(37,242)	(70,855)	(317,295)	(11,343)	(17,809)	(7,078)	(461,622)
Balance at March 31, 2017	$-	$(37,242)	$(683,297)	$(2,285,797)	$(105,973)	$(157,019)	$(244,806)	$(3,514,134)
Carrying Amounts
Balance at December 31, 2016	$-	$-	$2,183,915	$2,846,984	$130,123	$46,120	$2,298	$5,209,440
Balance at March 31, 2017	$475,000	$4,760,758	$2,180,646	$5,115,702	$125,611	$81,662	$19,088	$12,758,468

Total amortization was $461,622, of which $60,692 has been capitalized to inventory, $220,017 is included within production costs, and $180,913 is included in amortization expense.

F-48

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

9.	CONVERTIBLE DEBT

The following table reflects a continuity of the Company’s convertible debt:

	Convertible Debt
	March 31, 2017	December 31, 2016
Carrying amount, January 1	$1,463,947	$1,175,908
Exercise of convertible debt (i)	(256,256)	-
Issuance of convertible debt (iii)	-	11,626
Accretion	89,448	276,413
Carrying amount	$1,297,139	$1,463,947

The following table reflects a continuity of the Company’s derivative liability:

	Derivative Liability
	March 31, 2017	December 31, 2016
Carrying amount, January 1	$1,375,447	$1,601,345
Exercise of derivative liability (i)	(512,551)	-
Issuance of derivative liability (iii)	-	19,759
Loss (Gain) on revaluation of derivative liability	1,683,975	(245,657)
Carrying amount	$2,546,871	$1,375,447

The following table reflects a continuity of the Company’s convertible debt due on demand:

	Convertible Debt due on Demand
	March 31, 2017	December 31, 2016
Carrying amount, January 1	$1,000,000	$-
Exercise of convertible debt due on demand (iv and v)	(1,000,000)	-
Issuance of convertible debt due on demand (iv and v)	-	1,000,000
Carrying amount	$-	$1,000,000

(i)	On August 20, 2015 CannTrust Holdings Inc. issued $3,000,000 senior secured convertible debentures. The debt matures four years from closing, and is secured pursuant to a general security agreement over all property and assets of CannTrust Holdings Inc. The debt has 12% annual interest, with interest payable quarterly at the earlier of cash flow positive status of CannTrust Holdings Inc., conversion of the debentures or the maturity date. Each of the 300 debentures has been granted 4,545 warrants, exercisable by the holder for a period of 5 years from the closing date, at a price of $1.10 per common share. The debt and all accrued and unpaid interest is convertible at the option of the holder into common shares of CannTrust Holdings Inc. at a price equal to $1.10 per common share, any time prior to the occurrence of a liquidity event, as defined below. The debenture and all accrued and unpaid interest will be automatically converted into common shares of CannTrust Holdings Inc. upon the occurrence of a liquidity event at a price per common share equal to the lesser of $1.10 or a 25% discount to the price per common share upon the occurrence of the liquidity event. A liquidity event has been defined as (a) the completion of a public offering of common shares by CannTrust Holdings Inc. and listing on a Canadian or US stock exchange, (b) the sale for cash proceeds of all of the issued and outstanding shares in the capital stock of CannTrust Holdings Inc. or (c) the amalgamation or any other corporate transaction involving CannTrust Holdings Inc. with or into another entity pursuant to which the common shares of the resulting issuer from such transaction are listed on a Canadian or US stock exchange.

F-49

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

9.	CONVERTIBLE DEBT (continued)

(i)	(Cont’d)

The $3,000,000 debenture financing includes $2,020,000 of new funding, a rollover of $600,000 of related party loans and a rollover of $380,000 unpaid management fees to related parties. The Company incurred financing costs of $60,071 in connection with these debentures. The Company determined the fair value of warrants issued in connection with these debentures to be $1,169,779 (Note 12). The conversion option has been classified as a derivative liability at fair value through profit or loss, and was valued at $1,428,441 at the date of issuance and was revalued at $1,334,577 at December 31, 2015, $1,133,325 at December 31, 2016 and $2,562,754 at March 6, 2017. On March 6, 2017, $600,000 of convertible debt and $108,690 in accrued interest were converted into common shares at $1.10 per share resulting in the issuance of 644,264 common shares. The carrying value of the associated convertible debt was $256,256. The derivative liability on the convertible debt was valued at $226,665 at December 31, 2016 and was revalued at $512,551 at March 6, 2017. The derivative liability on the remaining $2,400,000 of convertible debt was revalue at $2,010,080 at March 31, 2017. The effective interest rate of the debentures was 54.8%.

(ii)	On December 1, 2015, CannTrust Holdings Inc. obtained $600,000 of unsecured convertible debentures, of which $50,000 was provided by a related party. The notes mature on December 1, 2019 and earn interest of 12% per annum, with interest accruing quarterly and payable in cash quarterly upon the earlier of cash flow positive status, conversion of the convertible debentures and the maturity date. Each of the 60 debentures has been granted 4,545 warrants per debenture, exercisable by the holder for a period of 5 years from the closing date, at a price of $1.10 per common share. The debt and all accrued and unpaid interest is convertible at the option of the holder into common shares of CannTrust Holdings Inc. at a price equal to $1.10 per common share, any time prior to the occurrence of a liquidity event. The debenture and all accrued and unpaid interest will be automatically converted into common shares of CannTrust Holdings Inc. upon the occurrence of a liquidity event at a price per common share equal to the lesser of $1.10 or a 25% discount to the price per common share upon the occurrence of the liquidity event.

A liquidity event has been defined as (a) the completion of a public offering of common shares by CannTrust Holdings Inc. and listing on a Canadian or US stock exchange, (b) the sale for cash proceeds of all of the issued and outstanding shares in the capital stock of CannTrust Holdings Inc. or (c) the amalgamation or any other corporate transaction involving CannTrust Holdings Inc. with or into another entity pursuant to which the common shares of the resulting issuer from such transaction are listed on a Canadian or US stock exchange. The Company incurred financing costs of $7,741 in connection with these debentures. The Company determined the fair value of warrants issued in connection with these debentures to be $233,803 (Note 12). The conversion option has been classified as a derivative liability at fair value through profit or loss, and was valued at $286,100 at the date of issuance and was revalued at $266,768 at December 31, 2015, $226,665 at December 31, 2016, and $502,520 at March 31, 2017. The effective interest rate of the debentures was 54.5%.

F-50

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

9.	CONVERTIBLE DEBT (continued)

(iii)	As part of their pre-emptive rights under CannTrust Holdings Inc. Shareholders Agreement, on February 28, 2016 shareholders of the Company were issued $40,919 senior unsecured convertible debentures. The debt matures four years from closing. The debt has 12% annual interest, with interest payable quarterly at the earlier of cash flow positive status of CannTrust Holdings Inc., conversion of the debentures or the maturity date. Each of the 4.09 debentures has been granted 4,545 warrants per debenture, exercisable by the holder for a period of 5 years from the closing date, at a price of $1.10 per common share. The debt and all accrued and unpaid interest is convertible at the option of the holder into common shares of CannTrust Holdings Inc. at a price equal to $1.10 per common share, any time prior to the occurrence of a liquidity event, as defined below. The debenture and all accrued and unpaid interest will be automatically converted into common shares of CannTrust Holdings Inc. upon the occurrence of a liquidity event at a price per common share equal to the lesser of $1.10 or a 25% discount to the price per common share upon the occurrence of the liquidity event. A liquidity event has been defined as (a) the completion of a public offering of common shares by CannTrust Holdings Inc. and listing on a Canadian or US stock exchange, (b) the sale for cash proceeds of all of the issued and outstanding shares in the capital stock of CannTrust Holdings Inc. or (c) the amalgamation or any other corporate transaction involving CannTrust Holdings Inc. with or into another entity pursuant to which the common shares of the resulting issuer from such transaction are listed on a Canadian or US stock exchange. The Company incurred financing costs of $9,271 in connection with these debentures. The Company determined the fair value of warrants issued in connection with these debentures to be $15,920 (Note 12). The conversion option has been classified as a derivative liability at fair value through profit or loss, and was valued at $19,449 on issuance, and was revalued at $15,457 at December 31, 2016, and $34,271 at March 31, 2017. The effective interest rate of the debentures was 57.5%.

(iv)	On August 9, 2016 as part of a bridge financing arrangement, a $500,000 convertible promissory note was issued to a related party. The note has an interest rate of 12% per annum, and both the note and accrued interest are payable on demand and therefore recorded as a current liability. The note is convertible by the note holder at any time after the date of issuance into common shares at a conversion rate equal to the lesser of (i) $1 per common share, and (ii) the price per common share at which the common shares are issued in the next treasury financing. For the funds advanced, the note holder was issued 200,000 common shares of the Company, which were accounted for as transaction costs. On March 15, 2017, the $500,000 convertible debt due on demand and $35,978 in accrued interest were converted into common shares at $1 per share resulting in the issuance of 535,978 common shares with a carrying value of $535,978.

(v)	On September 1, 2016 as part of a second tranche to the bridge financing arrangement, a second $500,000 convertible promissory note was issued to the related party. The note has an interest rate of 12% per annum, and both the note and accrued interest are payable on demand and therefore recorded as a current liability. The note is convertible by the note holder at any time after the date of issuance into common shares at a conversion rate equal to the lessor of (i) $1 per common share, and (ii) the price per common share at which the common shares are issued in the next treasury financing. For the funds advanced, the note holder was issued 200,000 common shares of the Company, which were accounted for as transaction costs. On March 15, 2017, the $500,000 convertible debt due on demand and $32,183 in accrued interest were converted into common shares at $1 per share resulting in the issuance of 532,182 common shares with a carrying value of $532,182.

F-51

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

10.	SHARE CAPITAL

The authorized capital stock of the Company consists of an unlimited number of common shares and unlimited number of Class A preference shares.

	Common Shares
	Number of Shares	Amount
December 31, 2015	29,595,848	$6,684,903
February 2016 Pre-emptive Rights Issuance (i)	35,646	32,081
February 2016 Share issuance to Employees (ii)	50,000	45,000
August 2016 Shares issuance as partial consideration for Bridge Financing (iii)	200,000	180,000
September 2016 Shares issuance as partial consideration for Bridge Financing (iv)	200,000	180,000
September 2016 Share issuance to Employee (v)	30,000	27,000
October 2016 Shares issued in exchange for Class A Preferred Shares of CannTrust Inc. (vi)	9,039,317	8,135,386
November 2016 Shares issued to NC of CannTrust Inc. in exchange for Shares of CannTrust Inc. (vii)	2,759,909	2,483,918
December 2016 Private Placement (viii)	3,416,208	4,441,070
December 2016 Share issuance in lieu of services (ix)	403,846	525,000
December 2016 Share issuance in consideration of surrender of Put Option (x)	22,265,145	31,420,729
Share issuance costs	-	(238,918)
December 31, 2016	67,995,919	$53,916,169
February 2017 Private Placement (xi)	510,000	1,020,000
March 2017 Share issuance on exercise of convertible debt (xii)	644,264	877,497
March 2017 Exercise of warrants (xiii)	1,000,000	1,845,919
March 2017 Share issuance on exercise of convertible debt due on demand (xiv)	1,068,161	1,068,161
March 2017 Share issuance as partial consideration for Warrant Financing (xv)	75,000	150,000
March 31, 2017	71,293,344	$58,877,746

(i)	As part of their pre-emptive rights under CannTrust Holdings Inc. Shareholders Agreement, on February 28, 2016 shareholders of the Company were issued 35,646 common shares at $0.90 per share for total proceeds of $32,081.

(ii)	On February 29, 2016, 50,000 common shares were issued to employees of the Company. The value of the shares issued was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $0.90 per share.

(iii)	On August 9, 2016 as part of a bridge financing agreement, a $500,000 convertible promissory note was issued to a related party. As partial consideration for the funds advanced, the note holder was issued 200,000 common shares of the Company. The value of the transaction costs could not be estimated reliably, thus the value of the shares issued was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $0.90 per share.

(iv)	On September 1, 2016 as part of a second tranche to the bridge financing agreement, a $500,000 convertible promissory note was issued to a related party. As partial consideration for the funds advanced, the note holder was issued 200,000 common shares of the Company. The value of the transaction costs could not be estimated reliably, thus the value of the shares issued was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $0.90 per share.

(v)	On September 28, 2016, 30,000 common shares were issued to an employee of the Company. The value of the shares issued was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $0.90 per share.

(vi)	On October 30, 2016 the Company entered into separate agreements with all of the Class A Preference Shareholders of CannTrust Inc. to issue to them an aggregate number of 9,039,317 common shares with a fair value of $8,135,386 and 11,356,055 redeemable shares with a fair value of $10,220,450 of the Company in exchange for the transfer by them to the Company of an aggregate number of 7,175,001 Class A Preference shares of CannTrust Inc. with a carrying value of $7,175,001 and settlement of $3,027,403 of distributions payable. A loss on settlement of $8,262,438 was recognized in the accumulated deficit.

F-52

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

10.	SHARE CAPITAL (continued)

(vii)	On November 23, 2016, the Non-Controlling Shareholders of CannTrust Inc. exchanged their 2,759,909 common shares of CannTrust Inc. for 2,759,909 common shares of CannTrust Holding Inc.

(viii)	On December 23, 2016 3,416,208 common shares were issued for gross proceeds of $1.30 per share.

(ix)	On December 23, 2016 403,846 common shares were issued as consideration for unpaid management fees to related parties. The shares were valued at $1.30 per share, as determined by the value of services received and invoiced.

(x)	On December 23, 2016 2,000,000 common shares with a fair value of $2,600,000 and a warrant to acquire 1,000,000 common shares at $1.30 per common share with a fair value of $1,061,975 were issued to Cannamed Financial Corp. in consideration for the surrender by Cannamed of its Put Rights under the Unanimous Shareholders Agreement (see Note 16). Upon settlement, 20,265,145 redeemable shares at a carrying value of $28,820,730 were reclassified as common shares and a loss on settlement of $3,661,975 was recognized in the accumulated deficit.

(xi)	On February 17, 2017, the Company issued, on a private placement basis, 510,000 common shares of the Company at a price of $2.00 per share for gross proceeds of $1,020,000. No broker fees were paid in respect of the 510,000 common shares issued.

(xii)	On March 6, 2017, $600,000 of convertible debt and related derivative liability with a total carrying value of $768,807 and $108,690 in accrued interest were converted into common shares at $1.10 per share resulting in the issuance of 644,264 common shares.

(xiii)	On March 9, 2017, 2 warrants were exercised to purchase 1,000,000 common shares at $1.30 per share for gross proceeds of $1,300,000. The carrying value of the warrants were $545,919.

(xiv)	On March 15, 2017, $1,000,000 of due on demand convertible debt and $68,161 in accrued interest were converted into common shares at $1.00 per share resulting in the issuance of 1,068,161 common shares.

(xv)	As consideration for the special warrant subscription (see Note 12(iii)), the Company issued 75,000 common shares to the Agent. The value of the shares was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $2.00 per share.

11.	OPTION PLAN

The Company has an Employee Stock Option Plan (“ESOP”) that is administered by the Board of Directors of the Company who establish exercise prices, at not less than market price, determined by recent transactions, at the date of grant, and expiry dates, which have been set at 10 years from issuance. Options under the Plan remain exercisable in increments of 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, except as otherwise approved by the Board of Directors. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is 3,600,000 common shares.

The following is a summary of the changes in the Company’s ESOP options during the period:

		Average exercise
	Options issued	price
December 31, 2015 and December 31, 2016	-	$-
Options granted	1,565,000	2.00
March 31, 2017	1,565,000	$2.00

F-53

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

11.	OPTION PLAN (continued)

The following is a summary of the outstanding stock options as at March 31, 2017.

Options Outstanding			Options Exercisable
Weighted Average
Number Outstanding at	Remaining Contractual	Exercise Price per	Number Exercisable at	Range of
March 31, 2017	Life (years)	share	March 31, 2017	Exercise Prices
1,565,000	9.9	$2.00	-	$2.00

The Company recorded $196,505 for the three months ended March 31, 2017 (during the three-month period ended March 31, 2016 – Nil) in share-based compensation expense related to options which are measured at fair value at the date of grant and expensed over the option’s vesting period.

In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to establish the fair value of options granted during the three-months ended March 31, 2017 and 2016 by applying the following assumptions:

March 31, 2017
Risk-free interest rate	1.7%
Expected life of options (years)	10
Expected annualized volatility	176%
Expected dividend yield	Nil
Forfeiture rate	0%
Exercise price (per share)	$2.00

Volatility was estimated by using the historical volatility of other companies that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero-coupon Canada government bonds with a remaining term equal to the expected life of the options.

12.	RESERVE FOR WARRANTS

The following table reflects the continuity of warrants for the three-months ended March 31, 2017:

		Number of common		Weighted	Weighted
		shares to be issued		average	average remaining
	Number of Warrants	on exercise of	Amount	exercise price	life in years
December 31, 2015	1,636,202	2,636,200	$1,949,501	$1.18	3.61
February 2016 warrants issued with convertible debt (i)	18,598	18,598	15,922	1.10	4.16
December 2016 Warrants issued for the surrender of Put Right (ii)	1	1,000,000	1,061,975	1.30	2.98
December 31, 2016	1,654,801	3,654,798	3,027,398	1.21	3.33
February 2017 Private Placement (iii)	12,584,100	12,584,100	23,099,955	2.00	0.88
February 2017 Warrants issued as partial consideration for Private Placement (iv)	594,390	594,390	499,169	2.00	1.88
March 2017 Exercise of warrants (v)	(2)	(1,000,000)	(545,919)	1.30	2.73
March 31, 2017	14,833,289	15,833,288	$26,080,603	$1.92	1.15

F-54

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

12.	RESERVE FOR WARRANTS (continued)

(i)	In connection with the February 28, 2016 convertible debenture issuance (Note 9(iii)), each debenture holder was granted 4,545 warrants per debenture, exercisable by the holder for a period of 5 years from the closing date, at a price of $1.10 per common share. The warrants were valued at $15,922 at the grant date using an option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 179%; (iii) average risk-free interest rate of 0.56%; (iv) share price of $0.90; (v) forfeiture rate of 0; and (vi) expected life of five years.

(ii)	On December 23, 2016, a warrant to acquire 1,000,000 common shares at $1.30 per common share was issued to Canamed Financial Corp. as part of the consideration for the surrender by Canamed of its Put Right (Note 16(iii)). The warrant is exercisable by the holder at any time during the three-year period following its issuance. The warrant was valued at $1,061,975 at the grant date using an option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 189%; (iii) average risk-free interest rate of 1.1%; (iv) share price of $1.30; (v) forfeiture rate of 0; and (vi) expected life of three years.

(iii)	On February 17, 2017, the Company issued, on a private placement basis, 12,584,100 Special Warrants at a price of $2.00 per Special Warrant for gross proceeds of $25,168,200. Each Special Warrant is exercisable into one common share of the Company at no additional consideration. The warrants will be automatically exercised two business days following the earlier of 12 months following the initial closing date, and the date the common shares are listed on a recognized stock exchange. The holder shall have the right to exercise anytime prior to the automatic exercise. If the preliminary prospectus is not filed with the Ontario Securities Commission before August 16, 2017, then each outstanding Special Warrant will be exercisable into 1.1 common shares of the Company. The Company’s Agent for the Special Warrant Financing was paid an Agent’s Fee of $1,188,780 equal to 6% of the gross proceeds to the Company excluding those special warrants subscribed to by Employees of the Company and other persons participating on a non-brokered basis. The Company also issued 75,000 common shares to the Agent at a value of $150,000 and incurred other issuance costs of $230,296 for total costs of $2,068,245 in connection with these warrants. As additional consideration to the Special Warrants issued on February 17, 2017, the Company’s Agent was issued that number of Broker Warrants which is equal to 6% of the number of Special Warrants sold pursuant to the Special Warrant Offering excluding those Special Warrants subscribed to by Employees of the Company and other persons participating on a non-brokered basis. The 594,390 warrants issued to the Company’s Agent are exercisable by the Agent for a period of 2 years from the closing date, at a price of $2.00 per common share.

(iv)	The warrants were valued at $499,169 at the grant date using an option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 77%; (iii) average risk-free interest rate of 1.04%; (iv) share price of $2.00; (v) forfeiture rate of 0; and (vi) expected life of two years.

(v)	On March 9, 2017, 2 warrants were exercised to purchase 1,000,000 common shares at $1.30 per share for gross proceeds of $1,300,000. The carrying value of the warrants were $545,919.

F-55

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

13.	COMMITMENTS

The Company’s commitments consist of the following:

	Total	2017	2018	2019	2020	2021	Beyond
Lease obligation	$3,062,703	$329,746	$441,349	$459,912	$460,756	$470,037	$900,904
Service contracts	$561,371	$548,659	$6,102	$6,102	$509	$-	$-
Total	$3,624,075	$878,405	$447,451	$466,014	$461,264	$470,037	$900,904

14.	RELATED PARTY TRANSACTIONS

Convertible Debt

During the three-months ended March 31, 2017, a related party converted $1,000,000 of convertible debt due on demand and $68,161 of accrued interest into common shares.

Key Management Compensation

During the three-month period ended March 31, 2017, the compensation of key management of the Company totaled $203,501 (during the three-month period ended March 31, 2016 - $64,500), and consisted of salaries. There were 825,000 stock options valued at $1,641,715 issued to key management during the three-month period ended March 31, 2017 (during the three-month period ended March 31, 2016 – Nil). Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

Other related party transactions

During the three-month period ended March 31, 2017, the Company incurred $200,000 (during the three-month period ended March 31, 2016 - $132,500) of management fees to related parties, of which $200,000 (December 31, 2016 - $266,500) was unpaid and included in accounts payable at March 31, 2017. During the three-months ended March 31, 2017, the Company incurred $313,793 of legal fees to related parties, of which Nil was unpaid and included in accounts payable at March 31, 2017.

15.	JOINT VENTURE

On July 15, 2015, the Company entered into a joint venture with Club Coffee L.P., in which each entity holds 50% of the outstanding shares (100 common shares) of Cannabis Coffee & Tea Pod Company Ltd (the Joint Venture). The Joint Venture will have access to patents and IP developed by CannTrust and Club Coffee and will build a network of licensees who will be licensed to manufacture product using patents and Intellectual Property owned by the Joint Venture. The cost of the investment was nominal. During the three-month period ended March 31, 2017, the Joint Venture had a loss before tax of $51,906 (during the three-month period ended March 31, 2016 - $7,666) of which $25,953 (during the three-month period ended March 31, 2016 - $3,833) was the Company’s share and a loss and comprehensive loss after tax of $51,906 (during the three-month period ended March 31, 2016 - $7,666) of which $25,953 (during the three-month period ended March 31, 2016 - $3,833) was the Company’s share. The Company’s interest in the Joint Venture was recorded as an equity accounted investment of $20,300 as at March 31, 2017 (December 31, 2016 - $19,313). Included in the investment balance is the cumulative net loss of $173,395 and net receivables of $193,695.

F-56

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

16.	REDEEMABLE SHARES

Cannamed Financial Corp. had an option to send a put notice to the Company requiring the Company to purchase all of the shares in the capital of the Company then owned by Cannamed Financial Corp. The purchase price payable to Cannamed Financial Corp. shall be the fair market value as of the date Cannamed Financial Corp. issued the put notice. Cannamed Financial Corp could exercise its put option at any time from and after the earlier of: (a) January 31, 2019, (b) a period of ten business days immediately following each anniversary after January 31, 2019 and (c) six months following the sale by the Company of all or substantially all of its assets where the Company has not distributed the proceeds of sale to the shareholders.

(i)	On October 30, 2016, the Company entered into separate agreements with all of the Class A preference shareholders of CannTrust Inc. to issue to them an aggregate of 20,395,372 common shares of the Company, in exchange for the transfer by them to the Company an aggregate number of 7,175,001 Class A preference shares of CannTrust Inc. 11,356,055 of the common shares were issued to Cannamed Financial Corp., and thus were classified as redeemable shares, in accordance with the Unanimous Shareholders’ Agreement.

(ii)	Redeemable Shares are measured at fair value, with any resulting gain or loss recognized in profit or loss. The redeemable shares were revalued at each reporting period, until settlement.

(iii)	On December 23, 2016, 2,000,000 common shares with a fair value of $2,600,000 and a warrant to acquire 1,000,000 common shares at $1.30 per common share for three years with a fair value of $1,061,975, were issued to Cannamed Financial Corp. in consideration for the surrender by Cannamed Financial Corp. of its put rights under the Unanimous Shareholders’ Agreement. Upon settlement, 20,265,145 redeemable shares with a fair value of $28,820,730 were reclassified as common shares, and a loss on settlement of $3,661,975 was recognized in the accumulated deficit.

	Redeemable Shares
	Number of Shares	Amount
December 31, 2015	8,909,090	$8,793,398
October 2016 preference share exchange (i)	11,356,055	10,220,450
Loss on revaluation of redeemable shares (ii)	-	9,806,882
Settlement of redeemable shares (iii)	(20,265,145)	(28,820,730)
December 31, 2016 and March 31, 2017	-	$-

F-57

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

17.	INCOME TAXES

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate to the income for the period and is reconciled as follows:

	March 31,	March 31,
	2017	2016
Net income (loss) before income taxes	$(777,904)	$(1,801,423)
Combined federal and provincial statutory income tax rate	26.5%	26.5%
Expected recovery at statutory rate	$(206,145)	$(477,377)

Non-deductible expenses and other permanent differences	1,107,889	(27,930)
Change in deferred tax assets not recognized	(901,744)	505,307
Expected deferred income tax recovery	$-	$-

As at March 31, 2017, the Company has not recognized a deferred tax asset in respect of its deductible temporary differences and past losses incurred as it has not been demonstrated that the Company will be able to generate sufficient future profits to utilize this tax asset over a reasonable period of time.

Deferred taxation

	March 31,	December 31,
	2017	2016
Property and equipment	$650,320	$651,797
Reserves and loss carry-forwards	4,753,807	4,128,965
Share issue costs	376,051	97,672
SR&ED expenditures	-	-
Deferred tax asset not recognized	(5,780,178)	(4,878,434)
Expected deferred income tax recovery	$-	$-

The expiry of the Company’s non-capital losses are as follows:

2023	$239,770
2024	4,416,211
2025	5,134,335
2026	5,790,684
2027	2,357,896
$17,938,896

18.	FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Policies

The Company manages its exposure to a number of different financial risks arising from its operations as well as its use of financial instruments including market risks (foreign currency exchange rate and interest rate), credit risk and liquidity risk through its risk management strategy. The objective of the strategy is to support the delivery of the Company’s financial targets while protecting its future financial security and flexibility.

F-58

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

18.	FINANCIAL INSTRUMENTS (continued)

Financial risks are primarily managed and monitored through operating and financing activities. The financial risks are evaluated regularly with due consideration to changes in the key economic indicators and up-to-date market information.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. These market risks are evaluated by monitoring changes in key economic indicators and market information on an on-going basis.

Currency Risk

The Company does not actively manage its foreign currency risk as this risk is deemed not material. As at March 31, 2017 and December 31, 2016, the Company did not have any financial assets or liabilities denoted in foreign currencies.

Interest Rate Risk

Interest rate risk is the risk that the cash flows of a financial instrument will fluctuate due to changes in market interest rates. Interest rate risk on the convertible debentures is limited due to the fact that they are fixed rate of interest instruments.

As at March 31, 2017, the Company had $900,000 (December 31, 2016 - Nil) in short-term investments held with a large Canadian financial institution. The GIC was issued on January 4, 2017 and matures on January 4, 2020. The Company redeems amounts as required to fund its ongoing working capital requirements. The GIC is redeemable without penalty on the 15th of each month. There is minimal interest rate risk associated with the instrument.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. As at March 31, 2017, the Company had accounts payable and accrued liabilities, the current portion of promissory note and convertible debt due on demand of $1,484,570 (December 31, 2016 - $3,570,965), and cash, short-term investments, HST recoverable and accounts receivable of $21,713,726 (December 31, 2016 - $5,132,152) to meet its current obligations.

The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. During the three-months ended March 31, 2017, the Company completed a private placement for gross proceeds of $26,188,200. In addition to the commitments disclosed in Note 13, the Company is obligated to the following contractual maturities of undiscounted cash flows:

		Contractual cash			Years 4 and
As at March 31, 2017	Carrying amount	flows	Year 1	Years 2-3	after
Accounts payable and accrued liabilities	$1,284,570	$1,284,570	$1,284,570	$-	$-
Promissory Note	1,000,000	1,000,000	200,000	800,000	-
Convertible debt	1,297,139	4,024,584	364,910	3,617,974	41,699
Total	$3,581,709	$6,309,154	$1,849,480	$4,417,974	$41,699

F-59

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Statements

For the Three-Months Ended March 31, 2017 and March 31, 2016

(in Canadian dollars) (unaudited)

18.	FINANCIAL INSTRUMENTS (continued)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk, as the Company’s sales are typically paid at the time of transaction, with an immaterial balance to be collected at year-end.

The carrying amount of cash and cash equivalents, short-term and restricted investments and accounts receivable represents the maximum exposure to credit risk and at March 31, 2017, this amounted to $21,813,726 (December 31, 2016 - $5,157,152). Since the inception of the Company, no losses have been suffered in relation to cash held by the bank.

19.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

•	Maintain a capital structure that allows it to finance its growth strategy with cash flows from its operations;

•	Preserve its ability to meet its financial obligations by funding the capital needs via private sources; and

•	Optimize the use of capital to provide an appropriate return on investment to its shareholders.

The Company defines its capital as shareholders’ equity.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the capital management strategy during the three-months ended March 31, 2017.

F-60

APPENDIX A

MANDATE OF THE BOARD OF DIRECTORS

A.	ACCOUNTABILITY

The Board of Directors (the “Board”) of CannTrust Holdings Inc. (the “Corporation”) is responsible for supervising the management of the business and affairs of the Corporation.

B.	ROLE

The role of the Board is to focus on governance and stewardship of the business carried on by the Corporation and its subsidiaries as a whole. The Board will review strategy, assign responsibility for achievement of that strategy, and monitor performance against those objectives. In fulfilling this role, the Board will regularly review the strategic plans developed by management so that they continue to be responsive to the changing business environment in which the Corporation and its subsidiaries operate.

C.	RESPONSIBILITIES

In fulfilling its role, the Board will:

1.	Oversee Stakeholder Communication

Satisfy itself that there is effective communication between the Corporation (both the Board and management) and the Corporation’s shareholders, other stakeholders and the public by ensuring that the Corporation’s communication and disclosure policies set forth under “K” below are reviewed annually by the Board.

2.	Establish Strategic Goals, Performance Objectives and Operational Policies

The Board will adopt a strategic planning process and will review and approve broad strategic corporate objectives and establish corporate values against which the performance of the Corporation and its subsidiaries will be measured. In this regard, the Board will, at least annually:

(a)	Approve long-term strategies which take into account, among other things, the opportunities and risks of the Corporation’s and its subsidiaries’ business.

(b)	Review and approve strategic and operational plans and budgets developed by management and within which management of the Corporation and its subsidiaries will operate so that they are consistent with long-term goals.

(c)	Set targets against which to measure corporate and executive performance of the Corporation and its subsidiaries.

(d)	Satisfy itself that a portion of executive compensation is linked appropriately to the Corporation’s performance.

A-1

3.	Delegate Management Authority to the Chief Executive Officer and the President

(a)	Satisfy itself that a process is in place with respect to the appointment, development, evaluation and succession of senior management of the Corporation and its subsidiaries.

(b)	Delegate to the Chief Executive Officer and such other executive officers as he determines appropriate, the authority to manage the business of the Corporation and its subsidiaries and to make decisions regarding the ordinary course of business and operations in accordance with the Corporation’s Delegation of Authority, and ensure that the Delegation of Authority is reviewed annually.

(c)	Satisfy itself as to the integrity of the Chief Executive Officer and the other executive officers of the Corporation and that such individuals create a culture of integrity throughout the Corporation and its subsidiaries.

4.	Monitor Risk, Compliance and Corporate Performance

(a)	Assess and monitor the principal risks of all aspects of the businesses in which the Corporation and its subsidiaries as a whole are engaged.

(b)	Monitor performance of the Corporation and its subsidiaries against both short-term and long-term strategic plans and annual performance targets, and monitor compliance with Board policies and the effectiveness of risk management practices.

(c)	Verify that the Corporation has implemented and maintains adequate and effective internal controls and management information systems which ensure the directors discharge the Board’s oversight responsibilities, including the Corporation’s compliance with legal and regulatory requirements related to financial and other continuous disclosure reporting.

5.	Develop Board Processes

(a)	Develop procedures relating to the conduct of the Board’s business and the fulfillment of the Board’s responsibilities.

(b)	Develop the Board’s approach to corporate governance through the Nomination and Governance Committee.

D.	QUALIFICATIONS OF DIRECTORS

Directors are expected to have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation and its shareholders. They are also expected to possess skills and competencies in areas that are relevant to the Corporation’s activities and that enhance the ability of the Board to effectively oversee the business and affairs of the Corporation and its subsidiaries.

A majority of the Board must be independent. Independence shall have the meaning, as the context requires, given to it in National Instrument 52-110 – Audit Committees, as may be amended from time to time. The Chair should act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties.

A-2

Each director must have an understanding of the Corporation’s and its subsidiaries’ principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of the Corporation and its subsidiaries relative to their principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership.

Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the Chair of the Nomination and Governance Committee and, if determined appropriate by the Board on the recommendation of the Nomination and Governance Committee, resign from the Board.

E.	MAJORITY VOTING POLICY

At meetings of shareholders at which directors are to be elected, shareholders will vote in favour of, or withhold from voting for, each nominee separately. If, with respect to any particular nominee, the number of votes withheld exceeds the votes cast in favour of the nominee, then for purposes of this policy the nominee shall be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law.

An individual elected as a director who is considered under this majority voting policy not to have the support or confidence of the shareholders is expected forthwith to submit to the Chair of the Board his or her resignation from the Board. The Nomination and Governance Committee is expected to recommend acceptance of the resignation offer except in situations where exceptional circumstances would warrant the director continuing to serve on the Board. In considering whether or not to recommend acceptance of the resignation offer, the Nomination and Governance Committee shall consider all factors deemed relevant by members of the Nomination and Governance Committee including, without limitation, the stated reason or reasons why shareholders “withheld” votes from the election of the director, the length of service and the qualification of the director (including, for example, the impact the director’s resignation would have on the Corporation’s compliance with the requirements of applicable corporate and securities laws and the rules of any stock exchange on which the Corporation’s securities are listed or posted for trading), such director’s contribution to the Corporation, and whether the director’s resignation from the Board would be in the best interests of the Corporation. In reviewing the Nomination and Governance Committee’s recommendation, the Board shall consider the factors considered by the Nomination and Governance Committee and such additional factors as the Board considers relevant. The Board is expected to accept the recommendation of the Nomination and Governance Committee and to otherwise accept the resignation offer except in situations where exceptional circumstances would warrant the director continuing to serve on the Board. A director who has tendered a resignation pursuant to this policy will not participate in any deliberations of the Nomination and Governance Committee or the Board with respect to his or her resignation.

Within ninety (90) days of receiving a director’s resignation, the Board will make a decision and issue a press release neither announcing the resignation of the director or explaining why it has not been accepted. In determining whether or not to accept the resignation, the Board will take into account the factors considered by the Governance Committee and any other factors the Board determines are relevant.

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Subject to any corporate law restrictions, the Board may: (i) leave the resultant vacancy unfilled until the next annual meeting of shareholders; (ii) fill the vacancy through the appointment of a new director who merits the confidence of the shareholders; or (iii) call a special meeting of shareholders to fill the vacant position.

This majority voting policy does not apply to contested elections in which the number of director nominees for election is greater than the number of director positions on the Board. In contested elections, the directors shall be elected by the vote of a plurality of the votes cast.

F.	MEETINGS

Subject to the Corporation’s by-laws and articles and the requirements under the Business Corporations Act (Ontario):

1.	Scheduling

The Board will meet as often as it determines is necessary to fulfill its responsibilities. A meeting of the Board may be called by the Chair or any two Board members. The independent directors will hold regularly scheduled meetings at which members of management non-independent directors are not in attendance.

Meetings will be held at a location determined by the Chair.

2.	Notice

Notice of the time and place of each meeting will be given to each member either by telephone or other electronic means not less than 48 hours before the time of the meeting. Meetings may be held at any time without notice if all of the members have waived or are deemed to have waived notice of the meeting. A member participating in a meeting will be deemed to have waived notice of the meeting.

3.	Agenda

The Chair will establish the agenda for each meeting and will establish the agenda for each meeting and lead discussion on meeting agenda items. The Chair shall instruct management to circulate properly prepared agenda materials to Committee members with sufficient time to review prior to scheduled meetings. Any member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any meeting raise subjects that are not on the agenda for the meeting.

4.	Distribution of Information

The Chair will distribute, or cause the Secretary to distribute, an agenda and meeting materials in advance of each meeting to allow members sufficient time to review and consider the matters to be discussed.

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5.	Attendance and Participation

Each member is expected to attend all meetings. A member who is unable to attend a meeting in person may participate by telephone or teleconference.

6.	Quorum

A majority of members of the Board will constitute a quorum for any meeting of the Board.

7.	Voting and Approval

At meetings of the Board, each member will be entitled to one vote and questions will be decided by a majority of votes. In case of an equality of votes, the Chair will not have a second or casting vote in addition to his or her original vote.

8.	Procedures

Procedures for Board meetings will be determined by the Chair unless otherwise determined by the by-laws of the Corporation or a resolution of the Board or the Board.

9.	Transaction of Business

The powers of the Board may be exercised at a meeting where a quorum is present in person or by telephone or other electronic means, or by resolution in writing signed by all members entitled to vote on that resolution at a meeting of the Board.

10.	Absence of Chair

In the absence of the Chair at a meeting of the Board, the members in attendance must select one of them to act as chair of that meeting.

11.	Absence of Secretary

In the absence of the Secretary at a meeting of the Board, the Board may appoint one of its members or any other person to act as secretary.

12.	Committees

Each committee will establish its own meeting procedures and requirements under its charter.

G.	SERVICE ON OTHER BOARDS AND AUDIT COMMITTEE

The Board does not believe that its members should be prohibited from serving on the boards of other companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another Corporation and, as a general rule, directors are not allowed to join a board of another Corporation on which two or more other directors of the Corporation serve. In addition, directors cannot be on the board of a competitor of the Corporation.

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Members of the Audit Committee may not serve on the audit committees of more than two other companies without the prior approval of the Board.

H.	ACCESS TO OUTSIDE ADVISORS AND RECORDS

The Board may retain any outside advisor at the expense of the Corporation at any time and has the authority to determine any such advisors’ fees and other retention terms. Any director may, subject to the approval of the Chair, retain an outside advisor at the expense of the Corporation.

The Board, and any outside advisors retained by it, will have access to all records and information relating to the Corporation which it deems relevant to the performance of its duties.

I.	EVALUATION OF BOARD, DIRECTORS AND COMMITTEES

The Nomination and Governance Committee, in consultation with the Chair, will ensure that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole as well as the committees of the Board to ensure they are fulfilling their respective responsibilities and duties. In connection with these evaluations, each director will be requested to provide his or her assessment of the effectiveness of the Board and each committee as well as the performance of individual directors. These evaluations should take into account the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts.

J.	MANAGEMENT

1.	Management’s Role

(a)	The primary responsibility of management of the Corporation and its subsidiaries is to safeguard the Corporation’s assets and to create wealth for shareholders. When performance is found to be inadequate, the Board has the responsibility to bring about appropriate change.

(b)	In managing the Corporation, management should also have regard to the legitimate interests of the Corporation’s other stakeholders, such as the Corporation’s employees, creditors and the communities in which the Corporation operates.

2.	Management’s Relationship to the Board

(a)	Senior management of the Corporation and its subsidiaries, primarily through the Chief Executive Officer, reports to and is accountable to the Board, or the board of such subsidiary which, in turn, is accountable to the Board.

(b)	Business plans are developed to ensure the compatibility of shareholder, Board and management views on the Corporation’s and its subsidiaries’ strategic direction, performance targets and utilization of shareholders’ equity. A special meeting of the Board is held each year to review the strategic initiatives and the business plan submitted by senior management of the Corporation and its subsidiaries.

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3.	Board Access to Business Information and Management

Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the Board at its regular and special meetings, the Board is also kept informed on a timely basis by management of the Corporation and its subsidiaries with respect to developments and key decisions taken by management in pursuing the Corporation’s and its subsidiaries’ business plan. The directors periodically assess the quality, completeness and timeliness of information provided by management to the Board.

4.	Management Performance Review and Rewards

(a)	The Nomination and Governance Committee annually reviews the position description of the Chief Executive Officer and establishes objectives against which his or her performance is reviewed, with his or her compensation being assessed against these agreed objectives. Similar reviews and assessments are undertaken for other members of senior management in consultation with the Chief Executive Officer.

(b)	The compensation plans of the Corporation and its subsidiaries are based on maintaining a direct link between management rewards and the achievement of agreed upon goals and objectives while ensuring that such plans do not induce inappropriate risk-taking.

K.	COMMUNICATION AND DISCLOSURE POLICIES

The Corporation has adopted a Timely Disclosure, Confidentiality and Insider Trading Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of the Timely Disclosure, Confidentiality and Insider Trading Policy is to ensure that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Timely Disclosure, Confidentiality and Insider Trading Policy is reviewed annually by the Board and will be available on the Corporation’s website.

The Corporation endeavours to keep its shareholders informed of its progress through a comprehensive annual information form, quarterly interim reports and periodic press releases. It also maintains a website that provides summary information about the Corporation and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation’s shareholders at the annual meeting and are available to respond to questions at that time.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the Corporation’s financial results. The Corporation also endeavours to ensure that the media is kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation’s designated spokespersons.

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L.	CODE OF ETHICS AND BUSINESS CONDUCT

The Board expects all directors, officers and employees of the Corporation and its subsidiaries to conduct themselves in accordance with the highest ethical standards and to adhere to the Corporation’s Code of Ethics and Business Conduct in place from time to time. Waivers of the Code of Ethics and Business Conduct will only be granted in exceptional circumstances where the waiver would not be inconsistent with the spirit of the Code of Ethics and Business Conduct and following consultation with legal counsel. Any waiver of the Code of Ethics and Business Conduct for officers or directors may only be made by the Board or the Nomination and Governance Committee and will be disclosed to shareholders by the Corporation to the extent required by law, regulation or stock exchange requirement. Employees may seek waivers from the Chief Financial Officer and any such waivers will be promptly reported to the Board.

M.	ORIENTATION OF DIRECTORS

The Corporation is best served by the Board comprised of individuals who are well versed in modern principles of corporate governance and other subject matters relevant to Board service and who thoroughly comprehend the role and responsibilities of an effective Board in the oversight and management of the Corporation and its subsidiaries. The Nomination and Governance Committee will develop an orientation and continuing education program for all directors of the Corporation and its subsidiaries. This program will be articulated in separate director orientation and continuing education policy that will be reviewed by the Nomination and Governance Committee on an annual basis. The continuing education program for directors will ensure that directors are kept informed as to matters impacting, or which may impact, the Corporation’s directors.

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APPENDIX B

AUDIT COMMITTEE CHARTER

A.	RESPONSIBILITY

The Audit Committee is responsible for assisting the Board of Directors (the “Board”) of CannTrust Holdings Inc. (the “Corporation”) in fulfilling its oversight responsibilities in relation to:

(a)	the integrity of the Corporation’s financial statements;

(b)	the Corporation’s compliance with legal and regulatory requirements related to financial reporting;

(c)	the qualifications, independence and performance of the Corporation’s auditor;

(d)	the design, implementation and maintenance of internal controls and disclosure controls; and

(e)	any additional matters delegated to the Audit Committee by the Board.

B.	MEMBERS

The Board must appoint a minimum of three directors to be members of the Audit Committee. The members of the Audit Committee will be selected by the Board on the recommendation of the Nomination and Governance Committee.

All of the members of the Audit Committee will be “independent directors” (“Independent Directors”) as defined in National Instrument 52-110—Audit Committees, as amended from time to time (“NI 52-110”). In addition, every member of the Audit Committee will be “financially literate” as defined in NI 52-110.

C.	DUTIES

The Audit Committee is responsible for performing the duties set out below as well as any other duties that are otherwise required by law or delegated to the Audit Committee by the Board.

1.	Appointment and Review of the Auditor

The auditor is ultimately accountable to the Audit Committee and reports directly to the Audit Committee. Accordingly, the Audit Committee will evaluate and be responsible for the Corporation’s relationship with the auditor. Specifically, the Audit Committee will:

(a)	select, evaluate and nominate the auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;

(b)	review and approve the auditor’s engagement letter;

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(c)	review the independence, experience, qualifications and performance of the auditor, including the engagement and lead partners, in recommending its appointment or reappointment, including considering whether the auditor’s provision of any permitted non-audit services is compatible with maintaining its independence;

(d)	resolve any disagreements between senior management and the auditor regarding financial reporting;

(e)	at least annually, obtain and review a report by the auditor describing:

i.	the auditor’s internal quality-control procedures, including with regard to safeguarding confidential information;

ii.	any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body, such as the Canadian Public Accountability Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review; and

(f)	where appropriate, terminate the auditor.

2.	Confirmation of the Auditor’s Independence

At least annually, and before the auditor issues its report on the annual financial statements, the Audit Committee will:

(a)	review a formal written statement from the auditor describing all of its relationships with the Corporation;

(b)	discuss with the auditor any relationships or services that may affect its objectivity and independence;

(c)	obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the Independence Standards of the Canadian Institute of Chartered Accountants; and

(d)	confirm that the auditor has complied with applicable rules, if any, with respect to the rotation of certain members of the audit engagement team.

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3.	Pre-Approval of Non-Audit Services

The Audit Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Corporation. Before the appointment of the auditor for any non-audit service, the Audit Committee will consider the compatibility of the service with the auditor’s independence. The Audit Committee may pre-approve the appointment of the auditor for any non-audit services by adopting specific policies and procedures, from time to time, for the engagement of the auditor for non-audit services. Such policies and procedures will be detailed as to the particular service, and the Audit Committee must be informed of each service, and the procedures may not include delegation of the Audit Committee’s responsibilities to management. In addition, the Audit Committee may delegate to one or more members the authority to pre approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting.

4.	Communications with the Auditor

The Audit Committee has the authority to communicate directly with the auditor and will meet privately with the auditor periodically to discuss any items of concern to the Audit Committee or the auditor, such as:

(a)	the scope, planning and staffing of the audit;

(b)	the auditor’s materiality threshold for the audit;

(c)	the assessment by the auditor of significant audit risk;

(d)	any material written communications between the auditor and senior management, such as any management letter or schedule of unadjusted differences;

(e)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(f)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(g)	whether or not the auditor has received the full co-operation of senior management and other employees of the Corporation;

(h)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

(i)	the items required to be communicated to the Audit Committee under the Canadian authoritative guidance;

(j)	critical accounting policies and practices to be used by the Corporation;

(k)	alternative treatments of financial information within generally accepted accounting principles that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

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(l)	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with senior management and their response; and

(m)	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Audit Committee.

5.	Review of the Audit Plan

The Audit Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under generally accepted auditing standards. The Audit Committee will review a summary of the auditor’s audit plan for each audit.

6.	Review of Audit Fees

The Audit Committee will determine the auditor’s fee and the terms of the auditor’s engagement. In determining the auditor’s fee, the Audit Committee should consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Corporation, the size, complexity and financial condition of the Corporation and the extent of support to be provided to the auditor by the Corporation.

7.	Review of Financial Statements

The Audit Committee will review and discuss with senior management and the auditor the annual audited financial statements, together with the auditor’s report thereon, and the interim financial statements, before recommending them for approval by the Board. The Audit Committee will also review and discuss with senior management and the auditor management’s discussion and analysis relating to the annual audited financial statements and interim financial statements. The Audit Committee will also engage the auditor to review the interim financial statements prior to the Audit Committee’s review of such financial statements.

Before recommending any financial statements to the Board for approval, the Audit Committee will satisfy itself that such financial statements, together with the other financial information included in the Corporation’s annual and interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation as of the relevant date and for the relevant periods.

In conducting its review of the financial statements and related management’s discussion and analysis, the Audit Committee will:

(a)	consider the quality of, and not just the acceptability of, the accounting principles, the reasonableness of senior management’s judgments and estimates that have a significant effect upon the financial statements, and the clarity of the disclosures in the financial statements;

(b)	discuss any analyses prepared by senior management or the auditor that set out significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of any alternative treatments of financial information that have been discussed with management and the ramification of their use and the auditor’s preferred treatment;

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(c)	discuss the effect of off-balance sheet transactions, arrangements, obligations (including contingent liabilities) and other relationships with unconsolidated entities or other persons that may have a material current or future effect on the Corporation’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues and expenses;

(d)	consider any changes in accounting practices or policies and their impact on financial statements of the Corporation;

(e)	discuss with senior management, the auditor and, if necessary, legal counsel, a report from senior management describing any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

(f)	discuss with senior management and the auditor any correspondence with regulators or governmental agencies, employee complaints or published reports that raise material issues regarding the Corporation’s financial statements or accounting policies;

(g)	discuss with the auditor any special audit steps taken in light of material weaknesses in internal control;

(h)	review the results of the audit, including any reservations or qualifications in the auditor’s opinion;

(i)	discuss with the auditor any difficulties encountered in the course of the audit work, including any restrictions on the scope of their procedures and access to requested information, accounting adjustments proposed by the auditor but were “passed” (as immaterial or otherwise), and significant disagreements with senior management;

(j)	discuss with the auditor any issues on which the Corporation’s audit team consulted the auditor’s national office; and

(k)	consider any other matter which in its judgment should be taken into account in reaching its recommendation to the Board concerning the approval of the financial statements.

8.	Review of Other Financial Information

The Audit Committee will review:

(a)	all earnings press releases and other press releases containing financial information, as well as financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee will also review the use of “pro forma” or “adjusted” non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

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(b)	all other financial statements of the Corporation that require approval by the Board before they are released to the public;

(c)	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements; and

(d)	disclosures made to the Audit Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving senior management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

9.	Relations with Senior Management and other Board Committees

The members will periodically meet privately with senior management to discuss any areas of concern to the Audit Committee or senior management. The Audit Committee will provide input to the Compensation Committee on the competence and performance of the Chief Financial Officer and will provide input to the Chief Financial Officer on the competence and performance of other key financial personnel. The Audit Committee will meet with the Board as reasonably required to ensure all public disclosure of financial information (including annual and interim financial statements and management’s discussion and analysis related thereto, and all news releases containing financial information) are approved by the Audit Committee prior to public disclosure. Members of the Audit Committee will also consult with the Board when requested in connection with making materiality determinations relating to the Corporation’s disclosure obligations.

10.	Oversight of Internal Controls and Disclosure Controls

The Audit Committee will review with senior management the adequacy of the internal controls and procedures that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records. The Audit Committee will review any special audit steps adopted in light of material control deficiencies. The Audit Committee will review with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed.

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11.	Legal Compliance

The Audit Committee will review with legal counsel any legal matters that could have a significant effect on the Corporation’s financial statements. It will also review with legal counsel material inquiries received from regulators and governmental agencies and advise the Board accordingly.

12.	Risk Management

The Audit Committee will oversee the Corporation’s risk assessment and management function and, on a quarterly basis, will review a report from senior management describing the major financial (including taxation matters), legal, operational and reputational risk exposures of the Corporation and the steps senior management has taken to monitor and control such exposures, including the Corporation’s policies with respect to monitoring risk assessment and managing and controlling risks. At least annually, the Audit Committee will meet separately with members of senior management and, if desired by the Audit Committee and/or the Corporation’s auditors, to assess the Corporation’s risk assessment and management policies and practices, including an assessment of the Corporation’s most significant areas of risk and the Corporation’s plans to monitor and manage those areas of risk (including the Corporation’s insurance relating thereto).

13.	Taxation Matters

The Audit Committee will review with senior management the status of taxation matters of the Corporation. The Audit Committee will also review a report from senior management confirming that the Corporation has withheld or collected and remitted all amounts required to be withheld or collected and remitted by it in respect of any taxes, levies, assessments, reassessments and other charges payable to any governmental authority.

14.	Employees of the Auditor

The Audit Committee will pre-approve the hiring by the Corporation of any partners or employees or former partners or employees of the auditor.

15.	Conduct and Ethics

On a quarterly basis, the Audit Committee will review all expenses incurred by the Chief Executive Officer and will confirm that the Chief Executive Officer reviews all expenses incurred by the directors and senior management of the Corporation, respectively.

16.	Complaints Procedure

The Audit Committee will review the procedures established by the Board for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

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17.	Reporting

The Audit Committee will regularly report to the Board on:

(a)	the auditor’s independence;

(b)	the performance of the auditor and the Audit Committee’s recommendations regarding its reappointment or termination;

(c)	the adequacy of the Corporation’s internal controls and disclosure controls;

(d)	its recommendations regarding the annual and interim financial statements of the Corporation, including any issues with respect to the quality or integrity of the financial statements;

(e)	its review of the annual and interim management’s discussion and analysis;

(f)	the Corporation’s compliance with legal and regulatory requirements related to financial reporting;

(g)	the Corporation’s risk assessment and management policies and practices; and

(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

D.	MEETINGS

Subject to the Corporation’s by-laws and articles and the requirements under the Business Corporations Act (Ontario):

1.	Scheduling

The Audit Committee will meet at least four (4) times annually or more frequently as it determines is necessary to fulfill its responsibilities, which will be not less than four times a year. A meeting of the Audit Committee may be called by the Chair of the Audit Committee, the Chair of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Audit Committee member or the Corporation’s auditor. Meetings will be held at a location determined by the Chair of the Audit Committee.

2.	Notice

Notice of the time and place of each meeting will be given to each member either by telephone or other electronic means not less than 48 hours before the time of the meeting. Meetings may be held at any time without notice if all of the members have waived or are deemed to have waived notice of the meeting. A member participating in a meeting will be deemed to have waived notice of the meeting.

3.	Agenda

The Chair of the Audit Committee will preside as Chair of each meeting and will establish the agenda for each meeting and lead discussion on meeting agenda items. The Chair shall instruct management to circulate properly prepared agenda materials to Committee members with sufficient time to review prior to scheduled meetings. Any member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any meeting raise subjects that are not on the agenda for the meeting.

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4.	Distribution of Information

The Chair of the Audit Committee will distribute, or cause the Secretary to distribute, an agenda and meeting materials in advance of each meeting to allow members sufficient time to review and consider the matters to be discussed.

5.	Attendance and Participation

Each member is expected to attend all meetings. A member who is unable to attend a meeting in person may participate by telephone or teleconference.

6.	Quorum

A majority of members will constitute a quorum for any meeting of the Audit Committee.

7.	Voting and Approval

At meetings of the Audit Committee, each member will be entitled to one vote and questions will be decided by a majority of votes. In case of an equality of votes, the Chair of the Audit Committee will not have a second or casting vote in addition to his or her original vote.

8.	Procedures

Procedures for Audit Committee meetings will be determined by the Chair of the Audit Committee unless otherwise determined by the by-laws of the Corporation or a resolution of the Audit Committee or the Board.

9.	Transaction of Business

The powers of the Audit Committee may be exercised at a meeting where a quorum is present in person or by telephone or other electronic means, or by resolution in writing signed by all members entitled to vote on that resolution at a meeting of the Audit Committee.

10.	Absence of Chair

In the absence of the Chair of the Audit Committee at a meeting of the Audit Committee, the members in attendance must select one of them to act as chair of that meeting.

11.	Secretary

The Audit Committee may appoint one of its members or any other person to act as secretary.

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12.	Minutes of Meetings

A person designated by the Chair of the Audit Committee at each meeting will keep minutes of the proceedings of the Audit Committee and the Chair will cause the Secretary to circulate copies of the minutes to each member on a timely basis.

E.	CHAIR

Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair of the Audit Committee, the incumbent Chair of the Audit Committee will continue in office until a successor is appointed.

F.	REMOVAL AND VACANCIES

Any member may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board. If a vacancy exists on the Audit Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

G.	ASSESSMENT

At least annually, the Nomination and Governance Committee will review the effectiveness of the Audit Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the mandate adopted by the Board.

H.	REVIEW AND DISCLOSURE

The Audit Committee will review this Charter at least annually and submit it to the Nomination and Governance Committee together with any proposed amendments.

I.	ACCESS TO OUTSIDE ADVISORS AND RECORDS

The Audit Committee may retain any outside advisor at the expense of the Corporation at any time and has the authority to determine any such advisor’s fees and other retention terms.

The Audit Committee, and any outside advisors retained by it, will have access to all records and information relating to the Corporation which it deems relevant to the performance of its duties.

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CERTIFICATE OF THE COMPANY

Dated: May 31, 2017

This Prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the Provinces of Alberta, British Columbia, Manitoba, Ontario and Saskatchewan.

“Eric Paul”	“Ian Abramowitz”

ERIC PAUL, Chief Executive Officer	IAN ABRAMOWITZ, Chief Financial Officer

On behalf of the Board of Directors of CannTrust Holdings Inc.

“Mark Litwin”	“Aubrey Dan”

MARK LITWIN, Director	AUBREY DAN, Director

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CERTIFICATE OF THE AGENT

Dated: May 31, 2017

To the best of our knowledge, information and belief, this prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the Provinces of Alberta, British Columbia, Manitoba, Ontario and Saskatchewan.

BLOOM BURTON SECURITIES INC.

“Jolyon Burton”

Jolyon Burton,
President and Head of Investment Banking

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